2025

# PROXY STATEMENT





# DEAR SHAREHOLDERS:

On behalf of the Board of Directors of Popular, Inc., we cordially invite you to our 2025 Annual Meeting of Shareholders (the "Annual Meeting"), to be held on Thursday, May 8, 2025 at 9:00 a.m. (Atlantic Standard Time) at our headquarters located at Popular Center Building, PH floor, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico.

During 2024, Popular achieved strong results demonstrated by higher net income, loan growth, stable credit quality and strong capital levels. The Corporation also continued returning capital to shareholders and making progress in its multi-year transformation. The Board of Directors recognizes the steadfast leadership of the senior management team and the commitment of all our employees for the attainment of these results. We look forward to opportunities ahead as we remain committed to Popular's long-term success.

In 2024, we welcomed Bertil E. Chappuis as a member of the Board. Bertil brings extensive experience in organizational transformations, a deep understanding of the impact of technology on organizations and financial markets and a thorough understanding of Puerto Rico's economic and social context.

The Board would also like to express our gratitude and appreciation to John W. Diercksen, who will retire this year as a member of the Board after reaching the director mandatory retirement age. John has been a member of the Board since 2013 and became our Lead Independent Director in 2020. We will certainly miss John and wish him all the best in the future.

On behalf of everyone at Popular, I would also like to extend a special thank you to Ignacio Alvarez, who will retire as the CEO of Popular on June 30, 2025. Ignacio joined Popular in 2010, when I was CEO, at a very challenging time for our organization and the financial industry. His counsel and support were invaluable and his highly strategic and collaborative approach quickly set him apart as a great leader. We wish him the best in his well-deserved retirement.

Meanwhile, we look forward to continue working with Javier D. Ferrer as the newly appointed CEO of Popular, effective July 1, 2025. Javier has assumed increasing responsibilities in key leadership positions, demonstrating that he has the experience and vision to lead Popular as the new CEO and ensure the organization's continued success.



This Notice of Annual Meeting and Proxy Statement contains the details of the business to be conducted during the 2025 Annual Meeting. At this year's meeting, shareholders will be considering the election of 11 candidates to our Board of Directors for a one-year term, an advisory vote to approve executive compensation and the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2025.

I encourage you to read our proxy statement, annual report and other proxy materials. Whether or not you plan to participate in the Annual Meeting, we urge you to vote as soon as possible, either online, by phone or by mail. Please follow the voting instructions to ensure your shares are represented at the meeting. Your vote is important to us.

On behalf of the Board of Directors, thank you for your continued investment and support.

RICHARD L. CARRIÓN
Chairman of the Board of Directors
Popular, Inc.

## DEAR SHAREHOLDERS:

2024 was a strong year for Popular, driven by positive earnings, healthy loan growth, stable credit quality and the successful execution of our capital actions. Our accomplishments during 2024 reflect the effort of approximately 9,200 talented and committed employees that demonstrate their unwavering commitment to all our stakeholders. Their dedication is the driving force behind Popular's achievements.

During 2024, we continued to make significant progress in our Transformation, which is already generating tangible results in the modernization of our customer channels and the enhancement of our customers' experience. As the pace of our Transformation accelerates, we continue unlocking benefits and growth opportunities to better serve our clients.

We remain committed to our renewed corporate purpose ''Putting People at the Center of Progress'', which entails meeting the rapidly changing needs of our customers, providing our colleagues a workplace where they can thrive, promoting progress in the communities we serve and generating sustainable value for our shareholders. We enter 2025 on a strong footing and optimistic about Popular's prospects for the year.

As recently announced, after 15 very rewarding years at Popular and careful thought and consideration, I have decided to retire as CEO of Popular effective June 30, 2025. Popular is a special institution and leading it has been a privilege and the opportunity of a lifetime. I am grateful for our successes as well as the challenges we faced, as they both demonstrate the talent, resolve and heart of this organization. I would like to thank our Board and colleagues, as well as our customers and shareholders, for their trust and support, which have made this journey a truly exceptional one.

I remain confident about Popular's strength and future path and believe it is the right time for Javier D. Ferrer to become Popular's new CEO. I am especially grateful to Javier for his friendship and partnership for more than 30 years. Javier is a talented leader who cultivates a collaborative, high-performance culture. He will bring new energy while ensuring a smooth transition into the CEO role. I firmly believe Popular's best days are ahead, and I am positive that Javier will lead us to even greater successes.

On behalf of all of us, thank you for your support.

IGNACIO ALVAREZ
Chief Executive Officer
Popular, Inc.



NOTICE OF

# ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

| | |
|---|---|
| **DATE AND TIME** | **Thursday, May 8, 2025 9:00 a.m. (Atlantic Standard Time)** |
| **PLACE** | Popular Center Building, PH Floor, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico |
| **RECORD DATE** | March 11, 2025 |
| **HOW TO VOTE** | Only shareholders of record at the close of business on March 11, 2025 are entitled to notice of, and to vote at, the meeting. Each share of common stock is entitled to one vote. Your vote is important. Whether or not you plan to attend, please vote as soon as possible so that we may be assured of the presence of a quorum at the meeting. |

In Person
Attend the Annual Meeting.

By Phone
Call +1-800-690-6903 in the U.S. or P.R. to vote your shares.

By Internet
Visit www.proxyvote.com and vote online.

By Mail
Cast your ballot, sign your proxy card and return by free post.

**ITEMS OF BUSINESS**

- Elect eleven directors to the Board of Directors for a one-year term;
- Approve, on an advisory basis, the Corporation's executive compensation;
- Ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm for 2025; and
- Consider such other business as may be properly brought before the meeting or any adjournments thereof.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 8, 2025:**

This 2025 Proxy Statement and our Annual Report for the year ended December 31, 2024 are available free of charge at **www.popular.com** and **www.proxyvote.com**. The 2025 Proxy Statement and form of proxy card are being distributed and made available to shareholders on or about March 25, 2025.

In San Juan, Puerto Rico, on March 25, 2025.
By Order of the Board of Directors,

José R. Coleman Tió
Corporate Secretary
Popular, Inc.

209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918



POPULAR®

# TABLE OF CONTENTS

## IV SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

## V PROPOSALS

## VI AUDIT COMMITTEE REPORT

## VII GENERAL INFORMATION ABOUT THE MEETING

## APPENDIX A: POPULAR, INC. RECONCILIATION OF NON-GAAP MEASURES

# PROXY STATEMENT SUMMARY



This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement before voting.

# Meeting Agenda and Voting Recommendations

## PROPOSAL 1

### Election of Directors

We are asking shareholders to elect 11 directors for a one-year term. The graph below sets forth information with respect to the 11 nominees. Additional information about the candidates and their respective qualifications can be found on the "Nominees for Election as Directors" section of this Proxy Statement.

**Board's Recommendation**



FOR
**EACH NOMINEE**

**ALEJANDRO M. BALLESTER, 58**
President
Ballester Hermanos, Inc.
**Director since 2010**

**ROBERT CARRADY, 69**
President &
Chief Executive Officer
Caribbean Cinemas
**Director since 2019**

**BERTIL E. CHAPPUIS, 58**
Co-Founder &
Chief Executive Officer
Xtillion, LLC
**Director since 2024**

**BETTY DEVITA, 64**
Chief Executive Officer
& Founder
Bet Dev Solutions LLC
**Director since 2021**

**MARÍA LUISA FERRÉ RANGEL, 61**
Chief Executive Officer
FRG, LLC
**Director since 2004**

**RICHARD L. CARRIÓN, 72**
Chairman of the
Board of Directors
Popular, Inc.
**Director since 1991**

**CARLOS A. UNANUE, 61**
President
Goya de Puerto Rico, Inc.
**Director since 2010**

**JOSÉ R. RODRÍGUEZ, 66**
Business Consultant
**Director since 2021**

**ALEJANDRO M. SÁNCHEZ, 67**
President &
Chief Executive Officer
Salva Financial Group of Florida
**Director since 2023**

**MYRNA M. SOTO, 56**
Chief Executive Officer
& Founder
Apogee Executive Advisors, LLC
**Director since 2018**

**C. KIM GOODWIN, 65**
Private Investor
**Director since 2011**

## PROPOSAL 2

### Advisory Vote to Approve Executive Compensation

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as described in the sections titled "Compensation Discussion and Analysis" and "2024 Executive Compensation Tables and Compensation Information." We hold this advisory vote on an annual basis.

**Board's Recommendation**



FOR
**THIS PROPOSAL**

## PROPOSAL 3

### Ratification of Auditors

We are asking shareholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025. Information on fees paid to PricewaterhouseCoopers LLP during 2024 and 2023 appears in the "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" section of this Proxy Statement.

**Board's Recommendation**



FOR
**THIS PROPOSAL**

# 2024 Corporate Governance Highlights

## INDEPENDENT BOARD

- 11 of our 13 current directors are independent.
- Lead Independent Director with robust and well-defined responsibilities.
- Regular executive sessions of independent directors.
- 100% independent Board committees:
  - Audit Committee;
  - Corporate Governance and Nominating Committee;
  - Risk Management Committee; and
  - Talent and Compensation Committee.

## STRONG GOVERNANCE

- Annual board, committee and individual director evaluations and self-assessments.
- Independent third party retained, at least every three years to perform board evaluation.
- Stock ownership guidelines for executive officers and non-employee directors.
- Diverse board in terms of experience, skills, tenure, gender, race, ethnicity and other demographics.
- Prohibition on hedging and pledging of Popular, Inc.'s ("Popular" or the "Corporation") securities.
- Four new directors in the last five years.

## ROBUST BOARD OVERSIGHT

- The Board met 11 times during 2024. Each director attended 89% or more meetings of the Board and the meetings of committees of the Board on which each such director served.
- Board oversight of the Corporation's risk management program (including cyber and information security strategy and preparedness.
- Board oversees the development and implementation of the Corporation's technology strategy and initiatives.
- Board also oversees Popular's corporate responsibility and sustainability matters.

## SHAREHOLDERS' RIGHTS

- All members of the Board of Directors are elected on an annual basis.
- Majority voting in director elections.
- No supermajority voting requirements for our shareholders.
- Shareholders holding 20% or more of our outstanding common stock have the right to request a special meeting of shareholders.
- Board receives and discusses shareholder communications addressed to the Board.

## STATISTICS OF THE CURRENT BOARD OF DIRECTORS



**64.46 YEARS** Average Age

**76.9%** Ethnic Diversity

**30.8%** Gender Diversity

**84.6%** Independent Directors

**10.23 YEARS** Average Tenure

## DIRECTORS' EXPERIENCE AND SKILLS

| | | | |
|---|---|---|---|
| 92.3% | International Business | ● ● ● ● ● ● ● ● ● ● ● ● | 12 |
| 46.2% | Technology & Innovation | ● ● ● ● ● ● | 6 |
| 7.6% | Cyber and Information Security | ● | 1 |
| 100% | Business Operations | ● ● ● ● ● ● ● ● ● ● ● ● ● | 13 |
| 100% | Senior Management & Leadership | ● ● ● ● ● ● ● ● ● ● ● ● ● | 13 |
| 69.2% | Public Company Knowledge | ● ● ● ● ● ● ● ● ● | 9 |
| 61.5% | Audit & Risk Oversight | ● ● ● ● ● ● ● ● | 8 |
| 69.2% | Financial Services, Investments & M&A | ● ● ● ● ● ● ● ● ● | 9 |
| 76.9% | Understanding Popular's Main Geographic Markets | ● ● ● ● ● ● ● ● ● ● | 10 |

# 2024 Corporate Performance and Executive Compensation Highlights

## 2024 FINANCIAL HIGHLIGHTS

Popular's GAAP net income for 2024 amounted to approximately $614.2 million, compared to $541.3 million in 2023. Excluding expenses incurred in connection with the FDIC Special Assessment and the impact of the tax expense related to prior year intercompany distributions, adjusted net income for the year 2024 was approximately $646.1 million, a 10% increase compared to the previous year. This variance was mainly driven by higher net interest income, partially offset by higher provision for credit losses and higher operating expenses. The increase in net interest income was due to a higher volume of loans and to the increase of our net interest margin by 11 basis points due to higher yields, partially offset by higher deposit costs in Puerto Rico public deposits and online deposits at Popular Bank. The increase in the provision was mainly due to continued loan growth during 2024 and higher losses reflected in the Puerto Rico consumer and leasing portfolios. The increase in operating expenses reflects the Corporation's investment in its Transformation and people, as well as other areas essential for Popular's long-term success. Popular's capital levels remained robust during 2024 with a year-end Common Equity Tier 1 ratio of 16%. Tangible book value per share was $68.16 as of December 31, 2024, a 14% increase from 2023, primarily due to lower unrealized losses on investment securities and 2024 net income, offset in part by dividends and share repurchase activity.

Popular's shares closed 2024 at $94.06, a 15% increase when compared to year-end 2023. Popular's stock outperformed the KBW Regional Banking Index ("KRX"), which increased by 10% in the same period, but underperformed against the Nasdaq Bank Index, which increased by 17% in 2024.



### POPULAR, INC. STOCK PERFORMANCE

BPOP, 15%
Nasdaq Bank Index, 17%
KBW Regional Bank Index, 10%
40%
30%
20%
10%
0%
-10%
-20%
FEB24
APR4
JUN24
AGO24
OCT24
DEC24

**POPULAR, INC. SHARES (BPOP)**
CLOSING PRICE

**$94.06**
**2024**

**$82.07**
**2023**

## 2024 CORPORATE HIGHLIGHTS

2024 was a strong year for Popular. The Corporation obtained positive earnings and loan growth, while maintaining stable credit quality. During 2024, Popular maintained strong capital levels and continued returning capital to shareholders. Furthermore, we made significant progress in the modernization of our customer channels and the enhancement of our customers' experience as part of our Transformation.

### 2024 Achieved Milestones



| | | | |
|---|---|---|---|
| **$2 BILLION** year over year increase in total loans | **$1.3 BILLION** year over year increase in deposits | Approved **$500 MILLION** stock repurchase program | increased to **$0.70 (FROM $0.62)** the quarterly common stock dividend per share |

## Lending

Popular increased its loan portfolio to $37.1 billion, $2 billion or 6% higher than 2023. During 2024, Banco Popular de Puerto Rico's ("BPPR") loan portfolio grew in most business segments, led by commercial loans, which reflects the continued strength of the Puerto Rico economy and our diversified product offering. Popular Bank achieved loan growth in commercial and construction loans. Furthermore, the credit quality of the Corporation remained stable throughout the year and the Corporation's non-performing loan ratio decreased by 7 basis points.

## Deposits

Popular had year-end deposits of $65 billion, an increase of $1.3 billion or 2%, mainly driven by higher public sector deposits in Puerto Rico and higher-cost time and savings deposits from Popular Bank's online channel. The increases were partially offset by a reduction in customer deposits from clients seeking higher yield on their excess liquidity, a significant part of which were retained by the Corporation's broker dealer subsidiary, whose assets under management increased by $2.6 billion or 32% in 2024.

## Capital Strategy

During 2024, the Corporation continued returning capital to our shareholders. In the third quarter of 2024, the Corporation commenced a $500 million stock repurchase program, repurchasing approximately 2.3 million shares of common stock for approximately $217 million in total during 2024. During the fourth quarter of 2024, Popular also increased the quarterly common stock dividend from $0.62 to $0.70 per share, commencing with the dividend payable in the first quarter of 2025. As of December 31, 2024, tangible book value per share was $68.16, a 14% increase from 2023.

## Social Commitment

As part of Popular's steadfast social commitment, financial and in-kind assistance was provided through Fundación Banco Popular, Popular Foundation and corporate donations and social programs impacting communities in Puerto Rico, the mainland United States and the Virgin Islands in the areas of education, financial inclusion and entrepreneurship. Our total social investment during 2024 amounted to approximately $10.8 million.

## Environment

As part of our commitment to our environment, during 2024, Popular allocated approximately $476,000 to environmental initiatives aimed at reforestation, biodiversity and renewable energy. In addition, the Corporation partnered with the Puerto Rico Community Foundation and the Global Energy Alliance for the People and the Planet to offer subsidized financing to eligible critical facilities to purchase, install, maintain and own a solar and battery storage system in order to provide essential services during and after a natural disaster.

## Human Capital

Throughout the year, the Corporation remained focused on embedding the renewed corporate purpose "Putting People at the Center of Progress" that was launched during 2023. To improve the social and economic well-being of our employees, during 2024, we further enhanced our health and wellness offering by launching educational videos in the areas of psychiatry, wellness coaching and culinary medicine. During 2024, Popular also continued supporting its Employee Resource Groups ("ERGs") by sponsoring educational activities and community service and mentoring programs.

## Transformation

Popular continues to transform its organization to ensure its long-term success. The Corporation's company-wide, multi-year effort is driving changes that:
- Enhance customers' lives through more personalized and seamless experiences that improve Popular's value proposition through their channel of preference.

- Increase employee performance and satisfaction with more agile work processes that reinforce Popular's values and desired behaviors.
- Modernize the Corporation's technology to enable greater agility, innovation, security and performance.
- Generate sustainable profitable growth and value for Popular's shareholders.

Following early wins in 2023 that demonstrated value through reduced loan cycle times and increased fee income, in 2024 the Corporation made substantial progress by modernizing its technology with cloud-based, best-in class providers and establishing new digital and data foundations. Popular has continued to reimagine customer solutions and unlock growth opportunities as it begins to roll out new digital platforms for both commercial (cash management) and retail (personal loans and deposits accounts) customers. The Corporation's increased customer focus is evident in how Popular is incorporating the voice of its customers as it designs, develops, and tests solutions. As Popular transforms, providing excellent customer service continues to be at the center of the Corporation's value proposition.

The outcomes for Popular's Transformation can be summarized as follows:

### TRANSFORMING OUR COMPANY

**DELIVER SUSTAINABLE PROFITABLE GROWTH**
- Secure market leadership for future success
- Drive profitable growth across our business
- Increase Return on Average Tangible Common Equity
- Increase speed of delivery

**INVEST IN TECHNOLOGY FOUNDATIONS**
- Cloud-first framework
- Cybersecurity and compliance enhancements

### TRANSFORMING CUSTOMER OPPORTUNITIES

**DEEPEN CUSTOMER RELATIONSHIPS AND GROW SHARE OF WALLET**
- Shift from product-centric to customer-centric organization
- Use data to deepen understanding of customer needs
- Implement customer segmentation strategies to personalize offerings

**DELIVER A MODERN OMNICHANNEL BANKING EXPERIENCE**
- Incorporate the voice of the customer in the design, development and testing of solutions
- Increase self-service alternatives and optimize processes front to back
- Create customer solutions with enhanced value propositions

### TRANSFORMING OUR CULTURE

**PUT PEOPLE AT THE CENTER OF PROGRESS**
- Lead with our purpose and values
- Provide opportunities in our communities
- Promote education and financial inclusion

**EMBED AND SUSTAIN NEW BEHAVIORS**
- Promote agile, efficient ways of working
- Drive cross-functional collaboration
- Ensure Popular is employer of choice

## EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

Our executive compensation program is designed to motivate and reward performance, align executives with shareholder interests, promote long-term shareholder value, attract and retain highly qualified executives, and mitigate conduct that may promote improper sales practices or excessive or unnecessary risk taking. Our program is premised upon:

| Pay-For-Performance |
| --- |
| • Focus on variable, incentive-based pay (66%-81% of total target NEO pay is performance-based) |
| • Combination of short-term (cash) and long-term (equity) incentives |
| • Equity awards to promote performance and retain high-performing talent |
| • Total compensation opportunity targeted at median of our peer group |
| • No special retirement or severance programs |
| • Limited perquisites |

| Strong Governance |
|---|
| • Incentivized risk mitigation through balanced compensation design and strong internal control framework |
| • No speculative transactions in Popular's securities nor pledging or hedging of our securities |
| • Compensation Recoupment (clawback) Policy |
| • Annual say-on-pay advisory vote |
| • Independent compensation consultant |
| • Compensation governance framework that establishes the guiding principles we use to develop our employee compensation programs and design the incentives available to executives |

| Executive alignment with long-term shareholder value |
|---|
| • Stock ownership requirements for our executive officers |
| • Extended equity vesting (over a four-year period) |
| • Double-trigger equity vesting upon change in control |

## Pay Mix in the Compensation Program

Our executive compensation program focuses on the achievement of annual and long-term goals that generate sustained company performance and strong returns to our shareholders. As illustrated in the graphs below, in 2024, 81% of total target compensation for the CEO and 66% on average for the other NEOs was at-risk, subject to corporate and individual performance.


TARGET COMPENSATION MIX
CEO
28% PERFORMANCE SHARES LONG-TERM INCENTIVE
19% SALARY
$6M TARGET TOTAL COMPENSATION
25% SHORT-TERM CASH INCENTIVE
28% RESTRICTED STOCK LONG-TERM INCENTIVE
81% OF PAY IS "AT-RISK"
OTHER NEOs
(AVERAGE)
19% PERFORMANCE SHARES LONG-TERM INCENTIVE
34% SALARY
19% RESTRICTED STOCK LONG-TERM INCENTIVE
$1.9M TARGET TOTAL COMPENSATION
28% SHORT-TERM CASH INCENTIVE
66% OF PAY IS "AT-RISK"

## Base Salary

With the exception of Mr. García, who received a 45% adjustment on his base salary upon his promotion to CFO on April 1, 2024, the other NEOs did not receive a salary increase adjustment during 2024.

## Short-Term Annual Cash Incentive

Popular's short-term cash incentive rewards the achievement of annual financial and non-financial goals that reinforce the Corporation's business strategy and priorities. The short-term annual cash incentive is awarded based on the degree of achievement of the corporate adjusted after-tax net income goal, the annual adjusted after-tax Return on Average Tangible Common Equity ("ROATCE") goal, the key milestones tied to the Corporation's muti-year transformation initiative and individual pre-determined financial and non-financial goals based on each NEO's role. For 2024, the total short-term cash incentive target as a percentage of base salary was 135% for the CEO and 80% for the other NEOs. Actual payouts can range from zero to 1.5 times the target award. After considering all incentive components, the Talent and Compensation Committee (the "Committee") approved annual cash incentive payments in respect of 2024 equal to 94% of target for Mr. Alvarez, 91% of target for Mr. García, 95% of target for Mr. Ferrer, 91% of target for Mr. Soriano and 84% of

target for Mr. Chinea. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved a prorated short-term cash incentive of $153,000, corresponding to Mr. Vázquez's target opportunity under the short-term incentive plan of 80% of base salary prorated on the three full calendar months of employment during 2024.

## Long-Term Equity Incentive

The annual equity grant rewards performance and aligns the interests of our NEOs with those of our shareholders. One half of the target award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period based on total shareholder return ("TSR") and ROATCE metrics. The other half of this award consists of time-vested restricted stock granted based on corporate and individual performance that vests on a pro-rata basis, with 25% vesting annually over a 4-year period. For purposes of the February 2024 grant, the target incentive opportunity was equal to 300% of base salary for Mr. Alvarez, 140% for Mr. Ferrer, 100% for Messrs. García and Soriano, and 90% for Mr. Chinea.

Actual payout for long-term incentive awards may range from zero to 1.5 times the target award. In February 2024, the Committee granted (i) performance awards at target level, since vesting is determined based on future (3-year) performance, and (ii) time-vested restricted stock awards at the target level for the CEO and above the target level for the other NEOs, in recognition of each NEO's strong leadership and contribution to Popular's solid performance in 2023. Due to Mr. Vázquez's retirement on March 31, 2024, he was not awarded performance shares during 2024 and the Committee approved a long-term award of 80% of Mr. Vázquez's base salary, consisting of restricted stock with a one-year vesting and subject to certain restrictive covenants. Our executive compensation programs are discussed in more detail in the "Compensation Discussion and Analysis" and "2024 Executive Compensation Tables and Compensation Information" sections of this Proxy Statement.

## 2024 Compensation Program and Pay Decisions

For 2024, the total compensation paid to or earned by our NEOs was as follows:

| Name and Principal Position | Salary ($) | Bonus ($) | Stock Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| **Ignacio Alvarez** <br> Chief Executive Officer ("CEO") | $1,130,000 | $47,083 | $3,491,878 | $1,438,942 | — | $50,507 | $6,158,410 |
| **Jorge J. García** <br> Executive Vice President and Chief Financial Officer ("CFO")[1] | 540,529 | 24,583 | 666,724 | 382,173 | — | 10,872 | 1,624,881 |
| **Carlos J. Vázquez** <br> Former Executive Vice President and Chief Financial Officer ("Former CFO")[2] | 220,673 | 600 | 612,000 | 153,000 | — | 296,153 | 1,282,426 |
| **Javier D. Ferrer** <br> President and Chief Operating Officer ("COO") | 790,000 | 32,917 | 1,297,335 | 598,267 | — | 15,774 | 2,734,293 |
| **Lidio V. Soriano** <br> Executive Vice President and Chief Risk Officer ("CRO") | 590,000 | 24,583 | 666,724 | 429,107 | — | 13,152 | 1,723,566 |
| **Manuel Chinea** <br> Executive Vice President and Chief Operating Officer of Popular Bank | 564,991 | — | 552,041 | 380,132 | — | 48,606 | 1,545,770 |

(1) Mr. García was appointed Executive Vice President and Chief Financial Officer of the Corporation effective April 1, 2024.
(2) Mr. Vázquez retired as Executive Vice President and Chief Financial Officer of the Corporation effective March 31, 2024.

# II

# CORPORATE GOVERNANCE, DIRECTORS AND EXECUTIVE OFFICERS



# Corporate Governance

Our Board of Directors believes that high standards of corporate governance are an essential component of the strength of our corporate culture and ensure that our institutional values are embedded in our day-to-day business operations. The Board's Corporate Governance and Nominating Committee recommends to the Board the adoption of corporate governance guidelines to protect and enhance shareholder value and to set forth the principles as to how the Board, its various committees, individual directors and management should perform their functions. The Corporate Governance and Nominating Committee considers developments in corporate governance and periodically recommends to the Board changes to our corporate governance practices.

## KEY CORPORATE GOVERNANCE FEATURES

### Director Independence

Independent directors must compose at least two-thirds of the Board. Eleven of our 13 current directors are independent in accordance with the standards of The Nasdaq Stock Market (''NASDAQ''). The Board has determined that Messrs. Carrión and Alvarez are not considered independent.

### Lead Independent Director

Our Lead Independent Director is elected by a majority of the independent members of the Board and has robust and well-defined responsibilities.

### Majority Voting in Director Elections

Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting. An incumbent director not elected by the affirmative vote of a majority of the shares represented at the annual meeting must tender his or her resignation to the Board, which may accept or reject the director's resignation.

### Annual Election of Directors

All directors are elected on an annual basis.

### Board Oversight of Risk Management

The Board has a significant role in risk oversight. You can read about the role of the Board in risk oversight under ''Board Oversight of Risk Management''.

### Succession Planning

The Talent and Compensation Committee annually reviews a management succession plan to ensure an orderly succession of the CEO, in both ordinary course and emergency situations, and of the executive officers.

### Director Retirement Age

Directors may serve on the Board until the end of their term following their 74th birthday and may not be initially elected or re-elected after reaching age 74.

### Stock Ownership

Within three years of their election, directors must hold Popular stock with a value equal to five times the annual Board retainer. Within five years of designation, the President and CEO must hold Popular stock with a value equal to six times base salary and other executive officers must hold three times their base salary.

### Prohibition on Pledging, Hedging and Speculative Transactions

Popular's directors and executive officers are prohibited from pledging securities of Popular as collateral for loans. In addition, directors and executive officers are not allowed to engage in speculative transactions, such as hedging and monetization transactions, using securities of Popular.

### Annual Board, Committee and Individual Director Self-Assessments

The Board, each of its committees and each individual director conduct annual self-evaluations to determine whether they are functioning effectively. Additionally, at least every three years, the Board retains an independent consultant to facilitate the Board's performance evaluation.

### Executive Sessions of Non-Management Directors and Independent Directors

Popular's non-management directors hold executive sessions without Popular's management once every regularly scheduled in-person Board meeting. Independent directors meet in executive session as frequently as determined by the independent directors, but not less than twice a year.

### Limits on Board Service

To ensure that directors have sufficient time to devote to their responsibilities on Popular's Board, Popular's Corporate Governance Guidelines establishes that directors who also serve as CEOs or executive officers of a public company should not serve on more than one public company board in addition to Popular's Board, and other directors should not serve on more than four public company boards, including Popular's Board. Also, members of the Audit Committee may not serve on more than three public company audit committees, including Popular's Audit Committee, without prior Board approval.

### Shareholder's Ability to Call a Special Meeting of Shareholders

Popular's Amended and Restated By-laws provide shareholders holding at least 20% of the outstanding shares of common stock with the right to request a special meeting of shareholders.

### Corporate Sustainability Oversight

The Board, through its Corporate Governance and Nominating Committee, Risk Management Committee and Talent and Compensation Committee, oversees Popular's corporate sustainability strategy, as well as environmental and other risks, including climate related risks.

## BOARD OF DIRECTORS AND NOMINEES' INDEPENDENCE

Popular's Corporate Governance Guidelines provide that at least two-thirds of the Board shall consist of directors who the Board has determined have no material relationship with Popular and who are otherwise ''independent'' under the director independence standards of NASDAQ. The Board, with the assistance of the Corporate Governance and Nominating Committee, conducts an annual review of any relevant relationships that each director may have with Popular and whether each director meets the independence standards of NASDAQ. The Board has determined that all of its current directors and nominees, except for Mr. Carrión, who is our former CEO and Executive Chairman, and Mr. Alvarez, who is our current CEO, meet the independence standards of NASDAQ.

As part of the process to determine director independence, the Board considered payments made by Popular in the ordinary course of business to various entities indirectly related to Ms. Ferré in connection with call center services and marketing and advertising activities of Popular and its affiliates. The Board also considered donations made by Popular to a non-profit organization related to Ms. Ferré as part of Popular social commitment initiatives. In the case of Mr. Carrady, it also considered payments made and received by Popular in the ordinary course of business in connection with property lease transactions with entities related to him. None of the payments made to the entities related to Ms. Ferré or entities related to Mr. Carrady were for the provision of professional or other services by a professional services firm. Applying the independence standards of NASDAQ, the Board determined that these business relationships are not material and do not impair the ability of either Ms. Ferré or Mr. Carrady to act independently.



## 84.6%
**INDEPENDENT**
Under the director Independence standards of NASDAQ

## BOARD LEADERSHIP

Each year, the Board evaluates whether Popular's leadership structure is in the best interest of Popular. The Board does not have a policy on whether the Chairman and the CEO positions should be separate or combined. Currently, Mr. Carrión serves as the Chairman of the Board of Directors and Mr. Alvarez serves as CEO of Popular. The Board could in the future decide to consolidate these positions if it determines that doing so would serve the best interests of Popular.

On February 25, 2025, Mr. Alvarez announced his retirement as CEO of Popular, effective June 30, 2025, and informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, as a result of his voluntary retirement as CEO. On February 26, 2025, Javier D. Ferrer, the Corporation's current President and Chief Operating Officer, was appointed President and CEO of the Corporation, effective July 1, 2025. Historically, the Board has appointed the CEO as a member of the Board.

The Board believes that its present structure provides Popular and the Board with strong and objective leadership, effective engagement with and oversight of management, and continuity of experience. As a highly regulated financial services provider, Popular and our shareholders benefit from having a Chairman with deep experience and leadership in and knowledge of the financial services industry, our company, its businesses and our markets.

Popular's Corporate Governance Guidelines require the designation of a Lead Independent Director when the Chairman of the Board is not an independent director. If a Lead Independent Director is to be designated, the independent members of the Board elect amongst themselves a Lead Independent Director, a position currently occupied by Mr. Diercksen since January 2020. On February 25, 2025, Mr. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, after having reached the mandatory director retirement age contemplated in the Corporation's Corporate Governance Guidelines. Upon Mr. Diercksen's retirement, the independent members of the Board elected Ms. Ferré as the Corporation's Lead independent Director, effective May 8, 2025.

The Corporate Governance Guidelines provide that the Lead Independent Director has the following responsibilities:

## Lead Independent Director Responsibilities

- ✓ Be available for consultation and direct communication upon request of major shareholders.
- ✓ Call meetings of independent directors and preside over executive sessions of the independent directors.
- ✓ Act as liaison between the independent directors and the Chairman.
- ✓ Assist the other independent directors by ensuring that independent directors have adequate opportunities to meet in executive sessions and communicate to the Chairman, as appropriate, the results of such sessions and other private discussions among independent directors.
- ✓ Assist the Chairman and the remainder of the Board in assuming effective corporate governance in managing the affairs of the Board.
- ✓ Serve as the contact person to facilitate communications requested by major shareholders with independent members of the Board.
- ✓ Approve, in collaboration with the Chairman, meeting agendas and information sent to the Board.
- ✓ Approve, in collaboration with the Chairman, the meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- ✓ Serve temporarily as Chairman of the Board and the Board's spokesperson if the Chairman is unable to act.
- ✓ Interview Board candidates.
- ✓ Recommend to the Corporate Governance and Nominating Committee nominees to Board committees and sub-committees as may come to the Lead Independent Director's attention.
- ✓ Ensure the Board works as a cohesive team.
- ✓ Preside over all meetings of the Board at which the Chairman is not present.
- ✓ Make such recommendations to the Board as the Lead Independent Director may deem appropriate for the retention of consultants who will report to the Board.
- ✓ Retain consultants, with the approval of the Board, as the Lead Independent Director and the Board deem appropriate.

# BOARD COMMITTEE STRUCTURE

The Board has five standing committees: an Audit Committee, a Corporate Governance and Nominating Committee, a Risk Management Committee, a Talent and Compensation Committee and a Technology Committee. The Board regularly evaluates whether the number, membership and responsibilities of each of its committees are best suited to fulfill its obligations. The Board believes that the present committee structure provides the Board with effective oversight of management and Popular's operations. The following is the current structure and composition of the committees of the Board:



## MEMBERSHIP IN BOARD COMMITTEES

| | Audit | Corporate Governance and Nominating Committee | Risk Management Committee | Talent and Compensation Committee | Technology Committee |
|---|---|---|---|---|---|
| Ignacio Alvarez[1] | | | | | |
| Alejandro M. Ballester | M | M | | C | |
| Robert Carrady | | M | | M | |
| Richard L. Carrión | | | | | C |
| Bertil E. Chappuis | | | M | | M |
| Betty DeVita | | | | M | M |
| John W. Diercksen[2] | F | M | M | M | M |
| María Luisa Ferré Rangel | | C | | | M |
| C. Kim Goodwin | F | | C R | | M |
| José R. Rodríguez | C F | | R | | |
| Alejandro M. Sánchez | M | | | M | |
| Myrna M. Soto | | M | R | | M |
| Carlos A. Unanue | M | | | M | |

**C**  Committee Chairperson
**F**  Audit Committee Financial Expert and Committee Member
**M**  Committee Member
**R**  Risk Management Expert and Committee Member

(1) On February 25, 2025, Mr. Alvarez announced his retirement as Chief Executive Officer of the Corporation, effective June 30, 2025. On that same day, Mr. Alvarez informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, as a result of his voluntary retirement as CEO of the Corporation.

(2) On February 25, 2025, Mr. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, after having reached the mandatory director retirement age contemplated in the Corporation's Corporate Governance Guidelines.

# COMMITTEES OF THE BOARD

All five committees of the Board operate under written charters, which are posted on our website under the heading "Corporate Governance" at www.popular.com/en/investor-relations. Highlighted below are some of the key responsibilities of each committee, as well as information about committee members and their independence, number of meetings in 2024 and last charter revision date, among others. For additional information on the role of certain of the standing committees in connection with risk oversight and oversight of corporate sustainability matters, please see the "Board Oversight of Risk Management" and "Corporate Responsibility and Sustainability" sections of this Proxy Statement.

## Audit Committee

| 11 Meetings in 2024 | Members | Independence | Charter Last Revised |
|---|---|---|---|
| 8 discussed earnings releases, Form 10-K and/or Form 10-Q filings. | José R. Rodríguez (Chair) Alejandro M. Ballester John W. Diercksen C. Kim Goodwin Alejandro M. Sánchez Carlos A. Unanue | Each member of the committee is independent | December 19, 2024 |

### Primary Responsibilities

Assists the Board in its oversight of:

- the outside auditors' qualifications, independence and performance;
- the performance of Popular's internal audit function;
- the integrity of Popular's financial statements, including overseeing the accounting and financial processes, principles and policies, the effectiveness of internal controls over financial reporting and the audits of the financial statements; and
- compliance with legal and regulatory requirements.

In addition, the Audit Committee issues a report, as required by the rules of the U.S. Securities and Exchange Commission (the "SEC"), for inclusion in Popular's annual proxy statement. The Audit Committee was established in accordance with the requirements of the Securities Exchange Act of 1934 (the "1934 Act").

### Audit Committee Financial Experts

Mr. Rodríguez, Mr. Diercksen and Ms. Goodwin are Audit Committee Financial Experts as defined by SEC rules.

## Corporate Governance and Nominating Committee

| 5 Meetings in 2024 | Members | Independence | Charter Last Revised |
|---|---|---|---|
| | Maria Luisa Ferré (Chair) Alejandro M. Ballester Robert Carrady John W. Diercksen Myrna M. Soto | Each member of the committee is independent | December 19, 2024 |

### Primary Responsibilities

The Corporate Governance and Nominating Committee is responsible for:

- exercising general oversight with respect to the governance of the Board;
- identifying and recommending individuals qualified to become Board members and recommending director nominees and committee members to the Board;
- evaluating and considering candidates for director recommended by shareholders and recommending to the Board, as it deems appropriate, actions with respect to such nominees in accordance with the Corporation's organizational documents and applicable law;
- reviewing and considering any communication received from shareholders of the Corporation;
- reviewing and reporting to the Board on matters of corporate governance and developing and recommending to the Board a set of corporate governance principles applicable to Popular;

- leading the Board and assisting its committees in the annual evaluation of the performance of the Board, its committees and the individual directors;
- recommending to the Board the form and amount of compensation for Popular's directors;
- overseeing the Corporation's strategy, initiatives, practices, and policies that relate to corporate sustainability and social responsibility matters;
- reviewing and overseeing the Corporation's reporting with respect to corporate sustainability matters; and
- establishing and approving annually the Board's continuing education program and annual training calendar, as well as receiving a report on the trainings completed each year by directors.

## Risk Management Committee

| 10 Meetings in 2024 | Members | Independence | Charter Last Revised |
|---|---|---|---|
| | C. Kim Goodwin (Chair)<br>Bertil E. Chappuis<br>John W. Diercksen<br>José R. Rodríguez<br>Myrna M. Soto | Each member of the committee is independent | December 19, 2024 |

### Primary Responsibilities

Assists the Board in its oversight of:

- Popular's enterprise-wide risk management program, practices and framework;
- the monitoring, review and approval of the policies and procedures that measure, limit and manage Popular's main risks, including credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks;
- senior management's activities with respect to capital management, including the development of Popular's annual capital plan;
- Popular's information security and risk management with respect to cybersecurity; and
- Popular's risk management with respect to environmental risks, including risks pertaining to climate-change.

### Risk Management Experts

Ms. Goodwin, Mr. Rodríguez and Ms. Soto are Risk Management Experts as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the Federal Reserve Board promulgated thereunder.

## Talent and Compensation Committee

| 5 Meetings in 2024 | Members | Independence | Charter Last Revised |
|---|---|---|---|
| | Alejandro M. Ballester (Chair)<br>Robert Carrady<br>Betty DeVita<br>John W. Diercksen<br>Alejandro M. Sánchez<br>Carlos A. Unanue | Each member of the committee is independent | December 19, 2024 |

### Primary Responsibilities

Discharges the Board's responsibilities relating to:

- the compensation of Popular's CEO and all other executive officers;
- the adoption of policies that govern Popular's compensation and benefits programs;
- overseeing succession planning for the CEO and advising management regarding succession and development for other executive officers;
- reviewing and advising management regarding the Corporation's human capital strategies, practices and initiatives, including corporate sustainability matters related to culture, talent acquisition and development and workforce engagement;

- overseeing, in consultation with management, compliance with federal, state and local laws as they affect compensation matters;
- considering, in consultation with the Chief Risk Officer, whether the incentives and risks arising from the compensation plans for all employees are reasonably likely to have a material adverse effect on Popular and taking necessary actions to limit any risks identified as a result of the risk-related reviews; and
- reviewing and discussing with management the ''Compensation Discussion and Analysis'' section in Popular's annual proxy statement in compliance with applicable law, rules and regulations.

**Talent and Compensation Committee Interlocks and Insider Participation:**

None of the members of the Talent and Compensation Committee is or has been an officer or employee of Popular. In addition, none of our executive officers is, or was during 2024, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2024, an executive officer serving as a member of our Talent and Compensation Committee. Other than Mr. Ballester, during 2024 none of the members of the Talent and Compensation Committee had any relationship with Popular disclosed under Item 404 of Regulation S-K. A summary of the relationship disclosed under Item 404 of Regulation S-K is included in the ''Certain Relationships and Transactions'' section of this Proxy Statement.

## Technology Committee

| 4 Meetings in 2024 | Members | Independence | Charter Last Revised |
|---|---|---|---|
| | Richard L. Carrión (Chair) | All members of the committee are independent, except for Mr. Carrión | December 19, 2024 |
| | Bertil E. Chappuis | | |
| | Betty DeVita | | |
| | John W. Diercksen | | |
| | Maria Luisa Ferré | | |
| | C. Kim Goodwin | | |
| | Myrna M. Soto | | |

**Primary Responsibilities**

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

- overseeing the development and implementation of the Corporation's technology planning, strategy and major initiatives, as well as the Corporation's technology functions, operations and needs;
- overseeing and reviewing Popular's major technology related transactions, acquisitions, investments, projects and architecture decisions, including the financial, customer and strategic benefits thereof;
- monitoring the risks associated with major technology vendor relationships;
- overseeing Popular's plans and activities relevant to technology innovation; and
- reviewing and receiving reports from management and third parties regarding current and emerging technology trends.

# BOARD OVERSIGHT OF RISK MANAGEMENT

While management has primary responsibility for managing risk, the Board has a significant role in the risk oversight of Popular. The Board performs its risk oversight functions directly and through several Board committees, each of which oversees the management of risks that fall within its areas of responsibility, as described below. In discharging their responsibilities, Board committees have full access to management and independent advisors as they deem necessary or appropriate. In addition, each Board committee reports to the Board on their risk oversight functions after each meeting. Whenever it is deemed appropriate, management gives presentations to the full Board in connection with specific risks, such as those related to compliance, cybersecurity and information security, among others. The principal roles and responsibilities of the Board committees in the oversight of risk management are described next.

## Audit Committee

**Risk Oversight Responsibilities:**

- Oversee accounting and financial reporting principles and policies, internal controls and procedures and controls over financial reporting.
- Review reports from management, independent auditors, internal auditors, compliance group, legal counsel, regulators and outside experts, as considered appropriate, that include the risks Popular faces.
- Evaluate and approve the annual risk assessment of the Internal Audit Division, which identifies the areas to be included in the annual audit plan.

## Corporate Governance and Nominating Committee

**Risk Oversight Responsibilities:**

- Provide oversight of risks related to the composition and structure of the Board and its committees, including the selection and nomination of the members of the Board.
- Review, approve and oversee the Corporation's corporate governance practices.
- Oversee the Corporation's approach to corporate sustainability matters and how the Corporation advances sustainability in its business and operations.
- Review and oversee the Corporation's reporting with respect to corporate sustainability matters.

## Risk Management Committee

**Risk Oversight Responsibilities:**

- Review, approve and oversee management's implementation of Popular's risk management program and related policies, procedures and controls to measure, limit and manage Popular's risks, including credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks, while taking into consideration their alignment with Popular's strategic and capital plans.
- Oversee the Corporation's activities with respect to capital management, including overseeing the development of the annual capital plan of the Corporation.
- Review and discuss with management Popular's major financial risk exposures and the steps taken by management to monitor and control such exposures.
- Oversee Popular's cybersecurity and information security strategy and preparedness.
- Oversee the Corporation's environmental risks, including risk pertaining to climate change.
- Review and receive reports on selected risk topics as management or the committee may deem appropriate.

## Talent and Compensation Committee

**Risk Oversight Responsibilities:**

- Establish Popular's executive compensation and other incentive-based compensation programs, taking into account the risks that such programs may pose to Popular.
- Evaluate, in consultation with the Chief Risk Officer, whether the incentives and risks arising from Popular's compensation plans for all employees are likely to have a material adverse effect on Popular.
- Take such action as the Committee deems necessary to limit any risks identified as a result of the risk-related reviews.

## Technology Committee

**Risk Oversight Responsibilities:**

- Provide oversight with respect to risks related to the development and implementation of Popular's technology planning, strategy and initiatives, as well as Popular's technology functions, operations and needs.
- Assess the risks associated with major technology related transactions, acquisitions, investments and projects.
- Monitor the risks associated with major technology vendor relationships.

# CORPORATE RESPONSIBILITY AND SUSTAINABILITY

At Popular we are committed to elevating the social and economic well-being of our employees, customers and communities, through our core service offerings and responsible business practices. To fulfill our commitment, we have developed corporate sustainability practices that include transparently communicating our journey and progress. Our 2024 Corporate Sustainability Report is expected to be published during the second quarter of 2025.

To learn more about Popular's commitment to sustainability, please visit https://www.popular.com/en/corporate-sustainability/. The information contained in our Corporate Sustainability Report and on our website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

## CORPORATE SUSTAINABILITY OVERSIGHT

**Our Board of Directors is actively engaged in the oversight of Popular's corporate sustainability strategy and practices.**

### BOARD OF DIRECTORS

The Board of Directors oversees the Corporation's general corporate sustainability activities, priorities and strategies. To ensure the pursuit of the Corporation's sustainability objectives and goals, the Board has delegated direct oversight responsibility for corporate sustainability-related matters to three of its committees.

| | |
|---|---|
| **CORPORATE GOVERNANCE AND NOMINATING COMMITTEE** | • Oversees Popular's strategy, initiatives, practices and policies related to corporate sustainability matters in consultation and coordination with other committees of the Board. <br>• Receives reports and advises management on corporate sustainability matters, including but not limited to environmental sustainability, community and social impact activities, charitable contributions, philanthropy and other public policy and responsibility matters, that may impact the Corporation, its shareholders, employees, customers and the communities in which it operates. <br>• Approves any political contribution to be made by or on behalf of the Corporation. <br>• Reviews and oversees the Corporation's reporting with respect to corporate sustainability matters. |
| **RISK MANAGEMENT COMMITTEE** | • Oversees Popular's risk management with respect to credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks. <br>• Oversees the Corporation's information security program and risk management with respect to cybersecurity. <br>• Oversees the Corporation's risk management with respect to environmental risks, including but not limited to, risks pertaining to climate change. |
| **TALENT AND COMPENSATION COMMITTEE** | • Reviews and advises management regarding the Corporation's human capital strategies, practices, and initiatives, including corporate sustainability matters related to culture, talent acquisition and development and workforce engagement. |

# BOARD MEETINGS AND EXECUTIVE SESSIONS

The Board met 11 times during 2024. Each director attended 89% or more meetings of the Board and the meetings of committees of the Board on which each such director served. Directors also are kept informed of our business through meetings and direct communications with the Chairman and the CEO regarding matters of interest to Popular and our shareholders. While Popular has not adopted a formal policy with respect to directors' attendance at the meetings of shareholders, Popular encourages directors to attend all meetings of shareholders. All of our directors attended the 2024 annual meeting of shareholders.

The Corporate Governance Guidelines provide that the non-management directors will meet in executive sessions in-person after regularly scheduled Board meetings and that independent directors will also meet in executive sessions as frequently as determined by the independent directors, but not less frequently than twice a year. During 2024, directors met in executive sessions after each regularly scheduled in person Board meeting. The independent directors met 5 times during 2024.

## DIRECTOR ONBOARDING AND CONTINUING EDUCATION

Popular provides an onboarding and orientation process for new directors to facilitate the integration of new members to the Board and enhance the overall functioning of the Board. The onboarding process provides new directors with background material on Popular, its business and strategic plan, risk profile and an overview of Boardroom dynamics and director roles and responsibilities. The onboarding process also includes meetings with Board leadership and senior management, as well as access to supplemental materials and training resources, as appropriate.

Director continuing education enhances the skills and knowledge necessary to fulfill director responsibilities. The Board has established a Director Continuing Education Program that includes in-boardroom training and educational sessions, promotes individual director development and provides supplemental educational materials and resources. On an annual basis, the Corporate Governance and Nominating Committee of the Board establishes an in-boardroom training calendar for the year, to provide the Board with educational sessions on a variety of topics, including regulatory compliance, financial crimes compliance, cybersecurity, banking regulatory trends, and technology matters, among others. Directors are also encouraged to further their individual development by participating in at least one director-related continuing education session each year provided by a recognized organization engaged in director continuing education services. Additionally, on an ongoing basis, directors receive supplemental educational materials and resources to complement their continuing education. These materials and resources include, among others, access to the National Association of Corporate Directors' (NACD) Continuing Education Program which offers our directors access to a wide range of in-person, peer-based and webinar educational programs on a variety of topics, including, strategic oversight, corporate governance, committee duties, succession planning, cyber and information security, board leadership and industry developments.

## ANNUAL BOARD SELF-EVALUATION PROCESS

Our Board conducts an annual self-assessment that is intended to determine whether the Board, its committees and each individual director are functioning effectively and provides them with the opportunity to evaluate, reflect and improve processes, performance and effectiveness. As part of such assessment, each director is provided a written questionnaire that is designed to gather suggestions for improving Board and committee effectiveness and solicit feedback on a wide range of issues, including, among others:

✔ Board and Committee composition, structure and operations;

✔ Board dynamics, culture and standards of conduct;

✔ Adequacy of management provided materials and information;

✔ Access to management; and

✔ Board effectiveness and accountability.

Each of the five standing committees of the Board is also required to conduct its own written annual self-assessment, which generally evaluates matters such as: (i) responsibilities and organization of the committee, including adequacy of its charter; (ii) operations of the committee; (iii) the adequacy of meeting materials and information provided; and (iv) assessment of the committee's performance of its assigned duties, among others. Each director also participates in an individual director self-assessment where directors evaluate their own performance and effectiveness and identify areas for improvement.

The Corporate Governance and Nominating Committee oversees the annual self-evaluation process with the input from the Chairman and the Lead Independent Director. Responses to the Board and committee self-assessments, including written comments, are tabulated to show trends compared to prior years.

Responses are not attributed to individual directors in order to promote openness, discussion and collegiality. The Board and Committee self-assessment results are discussed in the Corporate Governance and Nominating Committee, and the Chair of the Corporate Governance and Nominating Committee leads the discussion with the full Board. The committee self-assessment results are also discussed at each committee, followed by a discussion of the results with the full Board led by each Committee Chair. The results of the individual director self-assessments are shared with the Chairman and Lead Independent Director, which then engage on one-on-one conversations with the individual directors to obtain their assessment and provide feedback, as needed. Following the discussions of the results of the evaluations, appropriate action plans are developed and executed in partnership with management.

The Corporate Governance and Nominating Committee annually reviews the format and process to be used to carry out the Board, committee and individual director self-assessment, as well as evaluates potential enhancements to the process. Our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee shall retain, at least every three years, an independent consultant to facilitate the Board's performance evaluation.

In 2024, the Board engaged an independent third-party provider to conduct the Board's self-assessment process. The self-assessment process consisted of the evaluation of the Board and each of its committees through questionnaires and interviews with each director and individual director evaluations performed through each director's own self-evaluation and a peer review exercise. The following summarizes the 2024 Board's self-assessment process:



| 1 Framework | 2 Evaluations and Interviews | 3 Analysis | 4 Feedback | 5 Action Plan |
| --- | --- | --- | --- | --- |
| The Corporate Governance and Nominating Committee engaged an independent consultant and established the scope, process and framework for the Board, Committees and director evaluations. | Directors and certain members of management completed written questionnaires and participated on one-on-one confidential interviews with the independent consultant. | The findings obtained from the questionnaires and interviews were collected and analyzed by the independent consultant and aggregated into a report with a summary of the results. | The results of the evaluation were provided and discussed with the Board and Committees. Directors received one-on-one feedback based on the peer-review exercise. | The Board and Committees considered and agreed on action plans to implement recommendations, as appropriate. The Board and Committees monitor progress of any agreed upon actions. |

## MANAGEMENT SUCCESSION PLANNING

Popular's Board recognizes that one of its most important duties is to ensure senior leadership continuity by overseeing the development of executive talent and planning for the efficient succession of the CEO and other executive officers. The Board has delegated primary responsibility for succession planning to the Talent and Compensation Committee. The Talent and Compensation Committee reviews annually a management succession plan, developed by the CEO, and reports annually to the Board on the management succession plan. The principal components of this plan are: (i) a proposed plan for emergency CEO succession, (ii) a proposed plan for CEO succession in the ordinary course of business, and (iii) the CEO's plan for management succession for the other policy-making officers of Popular. The succession plan includes an assessment of the experience, performance, skills and planned career paths for possible candidates within the senior management team. Development initiatives supporting the succession plan include job enhancements and rotations, the Executive Development Program, specialized external trainings and competency assessments.

## HEDGING AND PLEDGING POLICY

Our Corporate Governance Guidelines prohibit executive officers and directors of Popular from engaging in hedging or monetization transactions with respect to Popular's securities. Such prohibited transactions include, but are not limited to, zero-cost collars, equity swaps, and forward sale contracts since they are considered speculative as they allow the shareholder to lock in the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. This allows the holder to continue to own the underlying securities without the full rewards and risks of ownership. In addition, pledging of Popular's securities, including restricted stock and restricted stock units granted as compensation, by executive officers and directors is also prohibited under the Corporate Governance Guidelines. This prohibition includes securities pledged as collateral for margin accounts, as well as securities pledged as collateral for loans.

## CODE OF ETHICS

The Board has adopted a Code of Ethics applicable to Popular's employees, officers and directors. The Code of Ethics reaffirms Popular's high standards of ethics, integrity and honesty, and provides the general rules to be followed in order to act in accordance with our ethical principles. Directors, NEOs, other executive officers and employees are required to read and comply with the Code of Ethics. Popular offers a training on its Code of Ethics to all new employees shortly after their start date and also provides periodic Code of Ethics training to all employees. The Code of Ethics training is available in both English and Spanish. Moreover, on an annual basis employees must certify that they have read the Code of Ethics and complete a Declaration on Code of Ethics, Anti-Bribery/Anti-Corruption Policy and Possible Conflicts of Interest. In addition, suppliers, including vendors, service providers, consultants and contractors, among others, are subject to the Code of Ethics for Popular Suppliers.

Overall responsibility for interpreting and applying the Code of Ethics rests with the Corporate Ethics Officer, whose work is overseen by Popular's Chief Legal Officer and the Board. At least once a year, the Corporate Ethics Officer reports to the Board on the status of the Code of Ethics, ethics training and other ethics-related matters. Our Board of Directors plays an essential oversight role over ethics-related matters of the Corporation, by among others:

- modeling ethical standards by focusing on the character, integrity, and qualifications of its members and those of the senior management of the Corporation;

- overseeing management's identification, monitoring and control of internal risks, including compliance with the Code of Ethics; and

- overseeing the management of violations to the Code of Ethics.

The Code of Ethics provides that any waivers of its terms granted to NEOs, other executive officers or directors may be made only by the independent members of the Board. Any such waivers must be promptly disclosed to the shareholders.

During 2024, Popular did not receive or grant any request from directors, NEOs or other executive officers for waivers under the provisions of the Code of Ethics. The Code of Ethics was last revised on September 27, 2024 and is available on the Corporate Governance section of Popular's website in English at https://investor.popular.com/eng/corporate-governance/ and in Spanish at https://investor.popular.com/esp/regencia-corporativa/. Popular posts on its website any amendments to the Code of Ethics and any waivers granted to the CEO, the President, the CFO, the Corporate Comptroller or directors.

Popular expects employees to report behavior that concerns them or that may represent a violation of the Code of Ethics. Popular offers several channels by which employees may raise an issue or concern, including any actual or potential violations of the Code of Ethics. One such method is EthicsPoint, a website and telephone hotline that is available 24/7. EthicsPoint reports can be submitted anonymously.

## INSIDER TRADING POLICY AND PROCEDURES

Popular has adopted an Insider Trading Policy and Insider Trading Procedures (collectively, the "Insider Trading Policy and Procedures") that govern the purchase, sale and/or disposition of securities of Popular by directors, officers and employees of Popular. In addition, the Insider Trading Policy and Procedures establish that Popular shall not buy or sell securities of Popular on the basis of material nonpublic information relating to Popular in violation of federal or state securities laws. We believe that these documents are reasonably designed to promote compliance with insider trading laws, rules and regulations and with any listing standards applicable to Popular. A copy of the Insider Trading Policy and Procedures are included as Exhibit 19.1 in our Annual Report on Form 10-K filed with the SEC on March 3, 2025.

## DIRECTOR EXPERIENCE, SKILLS AND DEMOGRAPHICS

The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the committee considers diversity in the broader sense of how a candidate's viewpoints, experience, skills, background and other demographics could assist the Board in light of the Board's composition at the time. The Board believes that each director contributes to the overall diversity by providing a variety of personal and professional experiences and backgrounds. The Board believes that, as shown below, the current directors and nominees reflect a broad diversity of background, skills, experiences and other demographic.

## BOARD OF DIRECTORS EXPERIENCE AND SKILLS

| | Alvarez[1] | Ballester | Carrady | Carrión | Chappuis | DeVita | Diercksen[2] | Ferré | Goodwin | Rodríguez | Sanchez | Soto | Unanue |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Directors' Experience and Skills** | | | | | | | | | | | | | |
| International Business | | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Technology & Innovation | | | | ● | ● | ● | | ● | ● | | | ● | |
| Cyber and Information Security | | | | | | | | | | | | ● | |
| Business Operations | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Senior Management & Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Public Company Knowledge | ● | | | ● | ● | ● | ● | ● | ● | ● | ● | ● | |
| Audit & Risk Oversight | ● | | | ● | | ● | ● | | ● | ● | ● | ● | |
| Financial Services, Investments & M&A | ● | | | ● | ● | ● | ● | | ● | ● | ● | ● | |
| Understanding Popular's Main Geographic Markets | ● | ● | ● | ● | ● | | | ● | | ● | ● | ● | ● |
| **Gender Diversity** | | | | | | | | | | | | | |
| Female | | | | | | ● | | ● | ● | | | ● | |
| Male | ● | ● | ● | ● | ● | | ● | | | ● | ● | | ● |
| **Demographic Background** | | | | | | | | | | | | | |
| African American or Black | | | | | | | | | ● | | | | |
| Alaskan Native or Native American | | | | | | | | | | | | | |
| Asian | | | | | | | | | | | | | |
| Hispanic or Latino | ● | ● | | ● | ● | | | ● | | ● | ● | ● | ● |
| Native Hawaiian or Pacific Islander | | | | | | | | | | | | | |
| White | ● | ● | ● | | ● | ● | ● | | | ● | ● | ● | ● |
| LGBTQ+ | | | | | | | | | | | | ● | |

(1) On February 25, 2025, Mr. Alvarez announced his retirement as Chief Executive Officer of the Corporation, effective June 30, 2025. On that same day, Mr. Alvarez informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, as a result of his voluntary retirement as CEO of the Corporation.

(2) On February 25, 2025, Mr. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, after having reached the mandatory director retirement age contemplated in the Corporation's Corporate Governance Guidelines.

# NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee Charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate, which may include judgment, skills, diversity, experience with business and other organizations, the interplay of the candidate's experience with the experience of the existing Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Corporate Governance and Nominating Committee will consider candidates for director who are recommended by its members, by other Board members, by management, by shareholders, by contacts in the communities we serve, and by third-party search firms. The Corporate Governance and Nominating Committee has the authority to engage a third-party search firm or consultant to identify and provide information on potential candidates for review, based on the criteria described in this section.

There are no differences in the manner in which the Corporate Governance and Nominating Committee will evaluate nominees for director in the event the nominee is recommended by a shareholder.

Shareholders who wish to submit nominees for director for consideration by the Corporate Governance and Nominating Committee for election at Popular's 2026 annual meeting of shareholders may do so as set forth under the ''General Information About the Meeting—Shareholder Proposals'' section of this Proxy Statement.

There were no nominees for director recommended by shareholders for consideration by the Corporate Governance and Nominating Committee for election at the 2025 annual meeting of shareholders. At this year's annual meeting, all nominees are currently incumbent directors. Under Popular's Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select nominees for the position of independent director by considering the following criteria:

## Criteria For Nomination

✔ Personal qualities and characteristics, accomplishments and reputation in the business community.

✔ Current knowledge and contacts in the communities in which Popular does business and in Popular's industry or other industries relevant to Popular's business.

✔ Ability and willingness to commit adequate time to Board and committee matters.

✔ The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Popular.

✔ Diversity of viewpoints, background, experience, gender, race, ethnicity and other demographics.

# COMMUNICATION WITH THE BOARD

Any shareholder who desires to contact the Board or any of its members may do so by writing to:

| | |
|---|---|
| Popular, Inc., Board of Directors (751), P.O. Box 362708, San Juan, PR 00936-2708 | Alternatively, a shareholder may contact the Audit Committee or any of its members telephonically by calling the toll-free number (866) 737-6813 or electronically through **www.popular.com/ethicspoint-en.** |

Popular's Corporate Secretary reviews all correspondence addressed to the Board or any of its members and provides the Board with copies of all communications that deal with the functions of the Board or its committees, or that otherwise require Board attention. Communications received by the Audit Committee that are not related to accounting or auditing matters may, in its discretion, be forwarded by the Audit Committee or any of its members to other committees of the Board or to Popular's management for review.

# WHERE TO FIND MORE INFORMATION ON GOVERNANCE

Popular maintains a corporate governance section on its website at www.popular.com/en/investor-relations/ where investors may find copies of our principal governance documents. The corporate governance section of Popular's website contains, among others, the following documents:

- ✔ Audit Committee Charter
- ✔ Code of Ethics
- ✔ Code of Ethics for Popular Suppliers
- ✔ Corporate Governance and Nominating Committee Charter
- ✔ Corporate Governance Guidelines
- ✔ Corporate Sustainability Report
- ✔ Insider Trading Policy
- ✔ Risk Management Committee Charter
- ✔ Talent and Compensation Committee Charter
- ✔ Technology Committee Charter

# Directors and Executive Officers

## NOMINEES FOR ELECTION AS DIRECTORS

Information relating to director nominee's participation in Popular's committees, age, principal occupation, business experience during the past five years (including positions held with Popular or its subsidiaries and the period during which each director has served in such capacity), directorships, expertise, skills and qualifications is set forth below. All of Popular's directors are also directors of the following subsidiaries of Popular: Popular North America, Inc., Banco Popular de Puerto Rico ("BPPR") and Popular Bank.

### ALEJANDRO M. BALLESTER



**INDEPENDENT**
Director Since 2010
Age 58

**COMMITTEES**
Talent and Compensation (Chair)
Audit
Corporate Governance and Nominating

**EXPERTISE & SKILLS**

 
 

**PRESIDENT**
**BALLESTER HERMANOS, INC.**

BACKGROUND
President of Ballester Hermanos, Inc., a major food and beverage distributor in Puerto Rico, since 2007.

QUALIFICATIONS
Mr. Ballester has a comprehensive understanding of Puerto Rico's consumer products and distribution industries acquired through over 34 years of experience at Ballester Hermanos, Inc., a privately-owned business dedicated to the importation and distribution of grocery products, as well as beer, liquors and wine for the retail and food service trade in Puerto Rico, which also recently expanded its food service operations to Panama. As of December 31, 2024, Ballester Hermanos had approximately $225 million in assets and annual revenues of approximately $500 million. Mr. Ballester is familiar with the challenges faced by family-owned businesses, which constitute an important market segment for Popular's commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999, which today accounts for 45% of the firm's revenues. During 2009, he was a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees where he obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester have been of great value to the Board.



International Business


Technology and Innovation


Cyber & Information Security


Business Operation



Senior Management & Leadership


Public Company Knowledge



Audit and Risk Oversight

Financial Services, Investment and M&A


Understanding Popular's Main Geographic Markets

# ROBERT CARRADY



**INDEPENDENT**
Director Since 2019
Age 69

**COMMITTEES**
Corporate Governance and Nominating

Talent and Compensation

**EXPERTISE & SKILLS**

 
 

## PRESIDENT AND CHIEF EXECUTIVE OFFICER CARIBBEAN CINEMAS

### BACKGROUND
President and CEO of Caribbean Cinemas, a family-owned business and the largest movie theater chain in the Caribbean, since 2006.

### QUALIFICATIONS
Mr. Carrady, as President of Caribbean Cinemas, has acquired extensive leadership and business operations experience by overseeing and managing a theater operation of approximately 570 cinema screens in 68 locations across Puerto Rico, the Dominican Republic and several other Caribbean islands, as well as in Guyana, Panama and Bolivia. His entrepreneurial skills have helped develop Caribbean Cinemas into the largest movie theater chain in the Caribbean and transformed the company, which today manages in-house the construction of new sites, theatre operations, film buying, food concessions, screen advertising, game room concessions, film production and commercial real estate leasing and management. Mr. Carrady's experience as a business leader and entrepreneur, as well as his thorough understanding of the Caribbean region, one of the markets where Popular operates, brings great value to our Board.

          

| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# RICHARD L. CARRIÓN



Director Since 1991
Age 72

### COMMITTEES
Technology (Chair)

### EXPERTISE & SKILLS

   
   

## CHAIRMAN OF THE BOARD OF DIRECTORS
## POPULAR, INC.

### BACKGROUND
Chairman of Popular since 1993 and Executive Chairman from July 2017 to July 2019. CEO of Popular from 1994 to June 2017 and President from 1991 to January 2009 and from May 2010 to September 2014. Executive Chairman of BPPR from July 2017 to July 2019, Chairman since 1993 and CEO from 1989 to June 2017. President of BPPR from 1985 to 2004 and from May 2010 to September 2014. Executive Chairman of Popular Bank from July 2017 to July 2019 and Chairman since 1998. Chairman of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular and CEO until 2017. Director of the Federal Reserve Bank of New York from January 2008 to December 2015. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1991. Chairman and Director of Popular Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. from 1995 to May 2019. Member of the International Olympic Committee since 1990 and Chairman of the International Olympic Committee Finance Commission from 2002 to 2013. Managing Member of RCA3 Investments, LLC, an entity engaged in financial consulting since October 2017. Chairman of the Board of Vall Banc, an Andorra-based bank, from October 2017 to February 2022. Member of the Supervisory Board of NIBC Holdings N.V., a commercial bank in the Netherlands, from September 2017 to February 2021. Member of the Board of Directors of First Bank, an entity engaged in banking in Romania, from November 2018 to June 2024.

### QUALIFICATIONS
Mr. Carrión's 48 years of banking experience, over 33 years heading Popular, give him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well-recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry led him to become a director of the Federal Reserve Bank of New York for eight years.

---

        

| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# BERTIL E. CHAPPUIS



**INDEPENDENT**
Director Since 2024
Age 58

**COMMITTEES**
Risk Management

Technology

**EXPERTISE & SKILLS**

  
  

## CO-FOUNDER AND CHIEF EXECUTIVE OFFICER
## XTILLION, LLC

### BACKGROUND

Chief Executive Officer and Co-Founder of Xtillion, LLC, a data engineering and artificial intelligence services firm serving major enterprises, since September 2023. Senior Partner at McKinsey & Company, Inc. from August 1995 until June 2022. Co-Founder and Partner at Intellect Partners, Inc., a Silicon Valley based intellectual property firm focused on technology licensing and commercialization, from August 1992 until August 1995. Founding Member and Chairman of Platform for Social Impact, a not-for-profit organization dedicated to the eradication of childhood poverty through economic mobility for families in Puerto Rico, since October 2022. Member of the Legacy Council of the Boys and Girls Club of Puerto Rico from December 2017 until October 2022.

### QUALIFICATIONS

Mr. Chappuis has over 28 years of experience advising Fortune 500 technology companies and financial services firms on corporate strategy, mergers and acquisitions, commercial operations and private equity investments. More recently, he led the strategic advisory work that underpinned the fiscal restructuring program for the Financial Oversight and Management Board for Puerto Rico to restructure more than $120 billion of Puerto Rico's debt and pension liabilities and establish balanced budgets for the Government of Puerto Rico. As co-founder and CEO of Xtillion, he is deeply involved in digital and artificial intelligence transformation of enterprises. Mr. Chappuis brings extensive organizational transformation experience, a deep understanding of the impact of technology on organizations and financial markets, and a thorough understanding of Puerto Rico's economy and financial condition.

---

 International Business

  Technology and Innovation

 Cyber & Information Security

 Business Operation

 Senior Management & Leadership

 Public Company Knowledge

 Audit and Risk Oversight

  Financial Services, Investment and M&A

 Understanding Popular's Main Geographic Markets

# BETTY DEVITA



**INDEPENDENT**
Director Since 2021
Age 64

**COMMITTEES**
Talent and Compensation

Technology

**EXPERTISE & SKILLS**

   
  

## CHIEF EXECUTIVE OFFICER AND FOUNDER
## BET DEV SOLUTIONS LLC

### BACKGROUND
Chief Executive Officer and Founder of Bet Dev Solutions LLC, a fintech advisory and consulting firm, since 2019. Member of the Board of Directors of FinConecta, a privately held global technology company focused on the digitalization of finance and open banking, since February 2019. Chief Business Officer of FinConecta from February 2019 to December 2024. Chief Commercial Officer of Digital Payments & Labs at Mastercard Worldwide where she oversaw the company's research, development, and deployment of payment innovations across a wide range of global markets, from May 2015 to February 2019. President of Mastercard Canada, Inc., from September 2010 to April 2015. Before joining Mastercard, Ms. DeVita held various positions of increasing responsibility at Citigroup, Inc. from 1981 to 2010, including leadership roles in North America, Latin America, and Korea, culminating in her position as Chairman and CEO of Citibank Canada Inc. Member of the Board of Directors of Molson Coors Brewing Co., a publicly traded brewing company, from May 2016 to May 2020. Member of the Board of Directors of Home Capital Group Inc., from November 2021 to September 2023. Member of the Advisory Board of VoPay International Inc., a private fintech-as-a-service technology company, from January 2024 to December 2024. Member of the Board of the NACD New York Chapter since 2023.

### QUALIFICATIONS
Ms. DeVita has over 43 years of experience in the banking and payments industry, including as a well-recognized leader integrating technology and digital solutions to financial services. Her extensive senior leadership experience in banking and payments and her deep understanding of the role of technology in the financial services industry is of great value to our Board.

---


International Business


Technology and Innovation


Cyber & Information Security


Business Operation


Senior Management & Leadership


Public Company Knowledge


Audit and Risk Oversight


Financial Services, Investment and M&A


Understanding Popular's Main Geographic Markets

# MARÍA LUISA FERRÉ RANGEL



**INDEPENDENT**
Director Since 2004
Age 61

**COMMITTEES**
Corporate Governance and Nominating
(Chair)

Technology

**OTHER CURRENT PUBLIC
COMPANY BOARDS**
W.R. Berkley Corporation
(since May 2017)

**EXPERTISE & SKILLS**

  
  

## CHIEF EXECUTIVE OFFICER
## FRG, LLC

### BACKGROUND

Chief Executive Officer of FRG, LLC, a diversified family holding company with operations in media, real estate, contact centers and distribution in Puerto Rico, the United States and Chile, since 2001. Member of the Board of Directors of GFR Media, LLC since 2003 and Chair from 2006 to February 2016. Publisher of El Nuevo Día, Puerto Rico's most widely read and influential newspaper, and Primera Hora since 2006. President and Trustee of The Luis A. Ferré Foundation, Inc. since 2003. President of the Board of Directors of Multisensory Reading Center of PR, Inc. since 2012. Member of the Latin American Caribbean Fund of The Museum of Modern Art since 2013 and Member of the Board of Directors of Partnership for Modern Puerto Rico, from 2019 to 2023. Member of the Board of Directors of W.R. Berkley Corporation, an insurance holding company, since May 2017.

### QUALIFICATIONS

Ms. Ferré Rangel has 23 years of experience as the Chief Executive Officer of FRG, LLC, the largest communications and media group in Puerto Rico, with consolidated assets of approximately $311 million and annual net revenues of approximately $113 million as of December 31, 2024. She holds positions as director and officer of numerous entities related to FRG, LLC. She also serves as director and trustee of philanthropic and charitable organizations related to fine arts and education. As a result of these experiences, Ms. Ferré Rangel possesses a deep understanding of Popular's main market and has developed management and oversight skills that allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communications needs of Popular.

       

|  International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# C. KIM GOODWIN



**INDEPENDENT**
Director Since 2011
Age 65

**COMMITTEES**
Risk Management
(Chair and Risk Management Expert)

Audit (Financial Expert)

Technology

**OTHER CURRENT PUBLIC COMPANY BOARDS**
The TJX Companies, Inc.
(since October 2020)

General Mills, Inc.
(until September 2025)

**EXPERTISE & SKILLS**

   
  

## PRIVATE INVESTOR

### BACKGROUND

Private investor since 2008. Independent director of General Mills, Inc. since June 2022 and member of its Compensation and Finance Committees. Independent director of TJX Companies, Inc. since October 2020 and member of its Audit and Compensation Committees. Non-executive director of PineBridge Investments, LLC, a global asset management firm with over $157.1 billion in assets under management, since May 2011, and Chair of the Audit Committee and member of the Remuneration Committee. Member of the Advisory Board of Grupo Ferré Rangel Holdings from 2017 to 2019 and the Board of Trustees of Princeton University from 2004 to 2008 and from 2014 to 2022. Member of the Board of Directors of the Princeton University Investor Company (Princo) since 2017.

### QUALIFICATIONS

Ms. Goodwin's experience as chief investment officer at several global financial services firms provides the Board with insight into the perspective of institutional investors. Her analytical skills and understanding of global financial markets have proved to be valuable assets. As Head of Equities at Credit Suisse Asset Management from 2006 to 2008, Ms. Goodwin oversaw enterprise risk functions for her global department. Through her experiences as a member of the Audit Committee of Akamai Technologies, Chair of the Audit Committee of PineBridge Investments and Chair of Popular's Risk Management Committee, Ms. Goodwin has developed profound knowledge of the risks related to our business. She has also developed expertise in identifying, assessing and managing risk exposure, successfully leading the Board's efforts on risk oversight. Finally, Ms. Goodwin also provides Popular with valuable insight regarding the use of technology by financial firms.

       

| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# JOSÉ R. RODRÍGUEZ



### INDEPENDENT
Director Since 2021
Age 66

### COMMITTEES
Audit (Chair and Financial Expert)

Risk Management
(Risk Management Expert)

### OTHER CURRENT PUBLIC COMPANY BOARDS
Primoris Services Corporation
(since May 2021)

### EXPERTISE & SKILLS

   
  

## BUSINESS CONSULTANT

### BACKGROUND
Business Consultant on business processes and governance matters since March 2021. Certified public accountant since March 1984. Audit partner at KPMG LLP from 1995 until his retirement in 2021. For more than 25 years with KPMG, Mr. Rodríguez held diverse leadership positions, including Partner in Charge and Executive Director of KPMG's Audit Committee Institute from June 2016 to April 2021, member of KPMG US's Board of Directors from 2006 to 2011, including as Ombudsman responsible for leading the firm's internal regulatory investigations. He also served as Chief Operating Officer for KPMG's Global Audit Practice from 2012 to September 2015 and Office Managing Partner for the firm's Global Service Center from 2013 to September 2015. Chairman of the Board of Directors of CareMax, Inc., from February 2022 to February 2025 and a director from June 2021 to February 2025. Chairman and member of the board of the Latin Corporate Directors Association, member of Marymount University's Board of Trustees and member of Belmont Abbey College Board of Trustees. Chair of the Board of Overseers of the University of Miami School of Business from March 2016 to May 2024. Member of the Advisory Board of Wake Forest University School of Business from 2010 to 2024.

### QUALIFICATIONS
Mr. Rodríguez has over 40 years of experience as a Certified Public Accountant and is a well-recognized leader in the field of accounting. His vast knowledge and expertise in accounting, auditing and financial sectors, as well as his many roles as a trusted advisor brings an invaluable and essential perspective to our Board. Mr. Rodríguez is NACD (National Association of Corporate Directors) Directorship Certified™.

|  |  |  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|---|---|
| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# ALEJANDRO M. SÁNCHEZ



**INDEPENDENT**
Director Since 2023
Age 67

**COMMITTEES**
Audit

Talent and Compensation

**OTHER CURRENT PUBLIC
COMPANY BOARDS**
Republic Bancorp, Inc.
(since April 2024)

**EXPERTISE & SKILLS**

   
  

**PRESIDENT AND CHIEF EXECUTIVE OFFICER
SALVA FINANCIAL GROUP OF FLORIDA**

BACKGROUND
President and Chief Executive Officer of Salva Financial Group of Florida, a financial services consulting and advisory firm, since January 2024. Executive Advisor to Nasdaq, Inc., since February 2024. Chief Executive Officer Emeritus of the Florida Bankers Association, an industry association representing Florida's banks, since November 2023, President and Chief Executive Officer from 1998 until November 2023, and Senior Vice President from 1993 until 1998. Member of the Advisory Committee of the Export-Import (EXIM) Bank of the United States of America from July 2019 until September 2021. Member of the Federal Retirement Thrift Investment Board from November 2002 until November 2011. Since March 2022, he has been a member of the Board of Directors of Apalachee Center Hospital, Inc., a Florida treatment center facility dedicated to helping patients recover from mental illness, substance abuse and emotional and behavioral problems. Honorary Professor at the University of Edinburgh Business School since December 2024.

QUALIFICATIONS
Mr. Sánchez has over 30 years of banking industry experience, with over 26 years leading the Florida Bankers Association. He has served on various federal boards and agencies under different U.S. Presidents and held several gubernatorial appointments in the State of Florida. He has been a promoter and advocate for the banking industry before regulatory and legislative bodies in the State of Florida and Washington D.C. He brings a deep knowledge of the banking industry and the regulatory environments in which Popular operates, as well as his political insights, to our Board. Mr. Sánchez is a Lawyer and a US Air Force Veteran.

        

| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# MYRNA M. SOTO



### INDEPENDENT
Director Since 2018
Age 56

### COMMITTEES
Corporate Governance and Nominating

Risk Management
(Risk Management Expert)

Technology

### OTHER CURRENT PUBLIC COMPANY BOARDS
CMS Energy Corporation
(since January 2015)

TriNet Group, Inc.
(since May 2021)

### EXPERTISE & SKILLS



## CHIEF EXECUTIVE OFFICER AND FOUNDER APOGEE EXECUTIVE ADVISORS LLC

### BACKGROUND
Chief Executive Officer and Founder, Apogee Executive Advisors LLC, a boutique advisory firm focused on providing strategic consulting in the areas of technology risk, cybersecurity, technology integrations and enterprise risk management, since June 2021. Chief Strategy and Trust Officer of Forcepoint, LLC, a global cybersecurity company, from June 2020 until its corporate spinout in May 2021. Chief Operating Officer of Digital Hands, LLC, a managed security service provider, from March 2019 until May 2020. Partner at ForgePoint Capital, a venture capital firm concentrating exclusively on cybersecurity related companies, from April 2018 to March 2019, and since March 2019, Venture Advisor at the same firm. Senior Vice President and Global Chief Information Security Officer of Comcast Corporation, a worldwide media and technology company, from September 2009 to April 2018. Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company, from 2005 until September 2009. Member of the Board of Directors of Delinea, Inc., a privately held Privileged Access Management ("PAM") technology provider, since July 2021. Senior Investment Advisor for TPG, a global asset management firm, since January 2022. Member of the Board of Directors of Vectra AI, Inc., a privately held cybersecurity technology service provider, since May 2023. Member of the Board of Directors of Huntress Labs Incorporated, a privately held cybersecurity service provider, from August 2023 to July 2024. Member of the Board of Directors of Headspace, Inc., a privately held on-demand mental healthcare company, from March 2021 to August 2024. Member of the Board of Directors of Spirit Airlines, Inc., from March 2016 to March 2025.

### QUALIFICATIONS
Ms. Soto has over 34 years of information technology and cybersecurity experience in a variety of industries, including financial services, telecommunications, hospitality, insurance, risk management, as well as gaming and entertainment. During her years in the information and cybersecurity field, she successfully managed global cybersecurity and technology risk programs at leading Fortune 500 companies. Ms. Soto's extensive experience in cybersecurity, as well as her experience as a business leader and as a member of several public company boards, brings an invaluable and unique perspective to our Board and helps ensure that the Corporation is well-positioned to meet the technology and cybersecurity needs of today's marketplace, a matter that becomes more critical each day.

 
International Business


Technology and Innovation


Cyber & Information Security


Business Operation


Senior Management & Leadership

 
Public Company Knowledge

 
Audit and Risk Oversight

Financial Services, Investment and M&A


Understanding Popular's Main Geographic Markets

# CARLOS A. UNANUE



## INDEPENDENT
Director Since 2010
Age 61

## COMMITTEES
Audit

Talent and Compensation

## EXPERTISE & SKILLS

 
 

**PRESIDENT**
**GOYA DE PUERTO RICO, INC.**

### BACKGROUND
President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

### QUALIFICATIONS
Mr. Unanue has 38 years of experience at Goya Foods, Inc., a privately-held family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic food, as well as to the food processing and canned food manufacturing business. Through his work with Goya, Mr. Unanue has developed a profound understanding of Popular's two main markets, Puerto Rico and the United States. His experience in distribution, sales and marketing has provided him with the knowledge and experience to contribute to the development of Popular's business strategy, while his vast experience in management at various Goya entities has allowed him to make valuable contributions to the Board in its oversight functions.

         

| International Business | Technology and Innovation | Cyber & Information Security | Business Operation | Senior Management & Leadership | Public Company Knowledge | Audit and Risk Oversight | Financial Services, Investment and M&A | Understanding Popular's Main Geographic Markets |

# EXECUTIVE OFFICERS

The following information sets forth the names of our executive officers, their age, business experience and directorships during the past five years, as well as the period during which each such person has served as executive officer of Popular.

CORPORATE GOVERNANCE

## IGNACIO ALVAREZ



### CHIEF EXECUTIVE OFFICER

Mr. Alvarez, age 66, has been Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. He was the President of Popular, BPPR and Popular Bank from October 2014 to May 2024 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular since July 2017. President of the Puerto Rico Bankers Association from October 2021 until September 2023 and from October 2017 to September 2019. Director of Centro Financiero BHD León, S.A. and Banco BHD León, from March 2018 to March 2019. Member of the Board of Trustees of Fundación Banco Popular, Inc. and of Popular Foundation, Inc., since November 2015. Founding member of Endeavor Puerto Rico since November 2017. Prior to joining Popular in 2010, Mr. Alvarez was one of the six founding partners of the law firm Pietrantoni Méndez & Alvarez LLC, one of Puerto Rico's principal law firms. During his 27 years in private law practice, his main areas of expertise included banking, corporate and commercial law, corporate and public finance law, securities and capital markets. On February 25, 2025, Mr. Alvarez announced his retirement as Chief Executive Officer of Popular, BPPR and Popular Bank effective June 30, 2025.

## CAMILLE BURCKHART



### EXECUTIVE VICE PRESIDENT, CHIEF INFORMATION AND DIGITAL STRATEGY OFFICER
### INNOVATION, TECHNOLOGY AND OPERATIONS GROUP

Ms. Burckhart, age 45, has been Executive Vice President and Chief Information and Digital Strategy Officer of Popular since July 2015. Prior to becoming Executive Vice President, Ms. Burckhart was the Senior Vice President in charge of the Technology Management Division from December 2010 to June 2015. She has been a member of the Board of Directors of Nuestra Escuela since August 2016 and of the Board of Trustees of Fundación Banco Popular since October 2018.

## BEATRIZ CASTELLVÍ



### EXECUTIVE VICE PRESIDENT AND CHIEF SECURITY OFFICER
### CORPORATE SECURITY GROUP

Ms. Castellví, age 57, has been Executive Vice President and Chief Security Officer of Popular in charge of cybersecurity, data privacy and fraud since May 2018. Prior to becoming Executive Vice President, she was Senior Vice President and General Auditor of the Corporation from November 2012 to April 2018, after having held various other roles in the Corporation for the previous 15 years. Since January 2021, Ms. Castellví has been a member of the Board of the Jane Stern Dorado Community Library and Chairman of its Technology Committee since March 2022. Ms. Castellví served as a member of the Executive Council of the Puerto Rico Ellevate Chapter from 2013 to 2024 and as Treasurer from 2013 to January 2019.

## LUIS E. CESTERO



### EXECUTIVE VICE PRESIDENT
### RETAIL AND BUSINESS SOLUTIONS GROUP

Mr. Cestero, age 51, has been Executive Vice President of BPPR in charge of the Retail and Business Solutions Group since May 2023. Previously, from July 2017 until April 2023, he was Executive Vice President of BPPR in charge of the Retail Banking Group. Prior to becoming Executive Vice President, Mr. Cestero was the Senior Vice President in charge of Retail Banking Administration from May 2009 to June 2017.

## MANUEL CHINEA



### EXECUTIVE VICE PRESIDENT
### CHIEF OPERATING OFFICER OF POPULAR BANK

Mr. Chinea, age 59, has been Executive Vice President of Popular since January 2016 and Chief Operating Officer of Popular Bank since February 2013. He has served as a member of the Board of Trustees of Popular Foundation since October 2013, member of the Board of Directors of the Hispanic Federation since June 2016 and Chairman from July 2020 to July 2023, and a member of the Board of Junior Achievement New York from October 2017 until March 2021. Mr. Chinea became a member of the Advisory Board of the Newark 40 Acres and a Mule Fund in September 2020. In January 2022, he joined the New York State Department of Financial Services Advisory Council on community development financial institutions ("CDFI") and minority depository institutions ("MDI"). In September 2024, he was appointed to the Community Development Advisory Board of the U.S. Treasury Department's Community Development Financial Institutions Fund.

## JOSÉ R. COLEMAN TIÓ



### EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
### GENERAL COUNSEL AND CORPORATE MATTERS GROUP

Mr. Coleman Tió, age 44, has been Executive Vice President, Chief Legal Officer and General Counsel since January 2022, and Secretary of the Board of Directors of Popular and its banking subsidiaries since May 2024. From April 2017 to May 2024, he served as Assistant Secretary of the Board of Directors of Popular and its banking subsidiaries. From February 2017 until December 2021, he was Senior Vice President and Deputy General Counsel of Popular. Prior to joining Popular, Mr. Coleman Tió was an independent provider of legal and financial advisory services from May 2016 until January 2017. He also served in senior roles in the Government Development Bank for Puerto Rico, including as Executive Vice President and General Counsel, from January 2013 until May 2016. Mr. Coleman Tió was an associate at Cravath Swaine & Moore LLP from 2008 to 2013. Since February 2020, he has served as a member of the Board of Directors of Coalición Legal para Puerto Rico.

# JAVIER D. FERRER



### PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Ferrer, age 63, has been appointed President and Chief Executive Officer of Popular, BPPR and Popular Bank, effective July 1, 2025, succeeding Ignacio Alvarez. Mr. Ferrer has been President of Popular, BPPR and Popular Bank since May 2024 and Chief Operating Officer of Popular and BPPR since January 2022. He has served as Director of BPPR since March 2015 and Director of Popular Bank since April 2024. He also served as Secretary of the Board of Directors of Popular and its banking subsidiaries from October 2014 to May 2024. From October 2014 until December 2021, he was Executive Vice President, Chief Legal Officer and General Counsel of Popular. In January 2019, he assumed the oversight of the Corporation's strategic planning function and in September 2019, became a member of the Trust Committee of the Board of Directors of BPPR. Prior to joining Popular, Mr. Ferrer was a Partner at Pietrantoni Méndez & Alvarez LLC, a San Juan, Puerto Rico based law firm, where he worked from September 1992 to December 2012 and from August 2013 to September 2014. From January 2013 to July 2013, Mr. Ferrer served as President of the Government Development Bank for Puerto Rico and Vice Chairman of its Board of Directors as well as Chairman of the Economic Development Bank for Puerto Rico.

# JORGE J. GARCÍA



### EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
### CORPORATE FINANCE GROUP

Mr. García, age 52, has been Executive Vice President and Chief Financial Officer of Popular, since April 1, 2024. Mr. García served as Senior Vice President, Corporate Comptroller and Chief Accounting Officer of Popular from March 2012 to April 2024. He has served as Director of BPPR since April 2024. From June 2009 to March 2012, Mr. García served as Senior Vice President and Director of Finance and Accounting of Popular Bank, Popular's banking subsidiary in the mainland United States.

# MARÍA CRISTINA (MC) GONZÁLEZ



### EXECUTIVE VICE PRESIDENT AND CHIEF COMMUNICATIONS AND PUBLIC AFFAIRS OFFICER
### CORPORATE COMMUNICATIONS AND PUBLIC AFFAIRS GROUP

Ms. González, age 50, has been Executive Vice President and Chief Communications and Public Affairs Officer of Popular since April 2021. Prior to joining Popular, Ms. González was the Senior Vice President of Global Public Affairs of The Estée Lauder Companies, Inc. from July 2016 to March 2021. From July 2013 to May 2015, Ms. González was the Director of Communications to First Lady Michelle Obama and Special Assistant to President Barack Obama. She served as a member of the Board of Directors of Unidos US, the largest Latino civil rights and advocacy organization in the United States, from fall of 2016 until June 2022. Ms. González has been a member of the Board of Directors of Televisa-Univision Communications, Inc., the leading Hispanic media company, since November 2020.

# GILBERTO MONZÓN



### EXECUTIVE VICE PRESIDENT
### SPECIALIZED BUSINESSES GROUP

Mr. Monzón, age 65, has been an Executive Vice President of BPPR in charge of the Specialized Business Group since May 2023. From October 2010 until April 2023, he was Executive Vice President of BPPR in charge of the Individual Credit Group. Member of the Board of Directors of the San Jorge Children's Hospital Professional Board from 2011 until October 2022. Member of the Board of Directors of the Coalition for the Prevention of Colorectal Cancer of Puerto Rico since 2014. Since January 2021, Mr. Monzón has also been a member of the Board of Trustees of the Museum of Art of Puerto Rico and since August 2022 he has served as President and Chairman of the Board of Directors of Champion Petroleum Inc., a wholesale distribution company. Member of the Board of Directors of Fundación Metro Pavia since December 2024.

# EDUARDO J. NEGRÓN



### EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATION OFFICER
### ADMINISTRATION GROUP

Mr. Negrón, age 60, has been Chief Administration Officer of Popular since February 2022 and Executive Vice President of Popular since April 2008. He has been in charge of the Administration Group since December 2010 responsible for human resources, marketing and real estate. Prior to that, he held various positions at Popular, including Assistant Secretary of the Board, Deputy Chief Legal Officer and head of Government Affairs. He has served as Member of the Board of Trustees and Treasurer of Fundación Banco Popular and of the Popular Foundation since March 2008. Since 2015, Mr. Negrón has served as Trustee of Fundación Ángel Ramos and Chairman of its Finance and Investment Committee. Mr. Negrón also served as a Director of the Fundación Puertorriqueña de las Humanidades and as a member of its Executive Committee from June 2017 until May 2023. Since 2019, Mr. Negrón has been the Chairman of the Board of the Corporación de Desarrollo del Centro Financiero de Hato Rey, an entity engaged in promoting the economic and urban development of the district of Hato Rey, Puerto Rico.

# ELI S. SEPÚLVEDA



### EXECUTIVE VICE PRESIDENT
### COMMERCIAL CREDIT AND SERVICES GROUP

Mr. Sepúlveda, age 62, has been Executive Vice President of Popular since February 2010 and of BPPR since December 2009. He has been the supervisor in charge of the Commercial Credit and Services Group since May 2023, and from January 2010 to April 2023, of the Commercial Credit Group in Puerto Rico. Mr. Sepúlveda has been a member of the Board of Managers of the Puerto Rico Idea Seed Fund, LLC since December 2016. Mr. Sepúlveda also served as a trustee of the Ricky Martin Foundation from November 2020 to June 2024.

# LIDIO V. SORIANO



## EXECUTIVE VICE PRESIDENT AND CHIEF RISK OFFICER
## CORPORATE RISK MANAGEMENT GROUP

Mr. Soriano, age 56, has been the Executive Vice President and Chief Risk Officer of Popular since August 2011 and a Director of Popular Bank since October 2014. He served as a Director of BPPR from October 2014 to September 2019. Prior to joining Popular, Mr. Soriano served for 17 years as Chief Financial Officer, Head of Retail Bank and Mortgage Operations, Head of Commercial and Construction Mortgage and Head of Interest Rate Risk, among other positions, for other banks. He has been a member of the Board of Directors of the Puerto Rican League Against Cancer since August 2018.

# CERTAIN RELATIONSHIPS AND TRANSACTIONS

We may be party to transactions, arrangements or relationships with our directors, director nominees, executive officers, shareholders owning more than 5% of the Corporation's voting securities, or their immediate family members (each, a "Related Party"). We have adopted a written Policy on Related Party Transactions (the "Related Party Policy") to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of transactions, arrangements or relationships between Related Parties and us.

Transactions covered by the Related Party Policy may also be subject to restrictions pursuant to the Federal Reserve Board's regulation on Loans to Executive Officers, Directors, and Principal Shareholders of Member Banks (Regulation O), which is the subject of a separate policy.

## Our Policy on Related Party Transactions

The Related Party Policy governs the review, approval or ratification of transactions, arrangements or relationships: (i) in which Popular or any of its subsidiaries is a participant; (ii) the aggregate amount involved will or may be expected to exceed $120,000; and (iii) a Related Party has or will have a direct or indirect material interest. These transactions must be submitted to the Audit Committee for their review, evaluation and approval, unless pre-approved under the Related Party Policy.

Directors and executive officers must notify Popular's Chief Legal Officer ("CLO") of any transaction with a related party in which they, or their immediate family members, have a material interest. Any unit or division proposing a transaction with a related party must also notify the CLO, the Corporate Comptroller and the General Auditor by completing a Related Party Transaction Request Form. After review by the CLO, the form is submitted for consideration and approval of the Audit Committee of the Board. The form must contain, among other things, a description of the proposed transaction, its benefits to Popular and an assessment of whether the proposed transaction with a related party is on terms that are comparable to the terms available to an unrelated third party or to employees generally. Only disinterested members of the Audit Committee of the Board participate in the review and determination of whether a transaction with a related party is approved. The Audit Committee of the Board will approve or ratify transactions with Related Parties when the transaction is deemed to be in, or is not inconsistent with, the best interest of Popular.

## Pre-Approved Categories of Related Party Transactions

In accordance with the terms of the Related Party Policy, certain types of transactions are pre-approved and certain recurring transactions are approved annually, without the need to submit the corresponding form to the Audit Committee. Pre-approved transactions include certain banking-related services and transactions in the ordinary course of business involving financial products and services provided by, or to, Popular, including loans, provided such transactions comply with the Sarbanes-Oxley Act of 2002, Regulation O and other applicable laws and regulations. Other pre-approved instances include transactions in which the rate or charges involved in the transaction are determined by competitive bids. In the event Popular becomes aware of a transaction with a Related Party that has not been approved under the terms of the Related Party Policy, the Audit Committee considers all relevant facts and circumstances regarding the transaction with the Related Party and evaluates all options available to Popular, including ratification, revision or termination. The Audit Committee of the Board also examines the facts and circumstances pertaining to the failure of reporting such transaction with a related party to the Audit Committee, as required by the Related Party Policy, and may take such actions as it deems appropriate.

## Related Party Transactions

In 2024, Popular and its subsidiaries contributed approximately $1.1 million to Fundación Banco Popular, Inc. (the "BPPR Foundation") through the matching of employee contributions. During 2024, Popular also contributed an additional $1 million to the BPPR Foundation. Popular also provided human and operational resources to support the activities of the BPPR Foundation, which during 2024 amounted to approximately $1.6 million, including maintenance and the amortization of leasehold improvements for the BPPR Foundation's headquarters. BPPR and the Puerto Rico employees of Popular, through voluntary personal donations, are a significant source of funds for the BPPR Foundation. The BPPR Foundation is a Puerto Rico not-for-profit corporation created to improve the quality of life in Puerto Rico. As BPPR's philanthropic arm, it provides a scholarship fund for employees' children and supports education and community development projects. The Board of Trustees of the BPPR Foundation appoints its twelve members. Mr. Carrión is the Chairman, while Messrs. Alvarez and Negrón and Ms. Burckhart are members, of the Board of Trustees of the BPPR Foundation.

During 2024, Popular Bank contributed approximately $241,000 to the Popular Foundation through the matching of employee contributions. During 2024, Popular also contributed an additional $55,000 to the Popular Foundation. In addition, Popular provides human resources to support the activities of the Popular

Foundation, which during 2024 amounted to approximately $104,000. Popular Bank and its employees, through voluntary personal donations, are the main source of funds of the Popular Foundation. The Popular Foundation, a New York not-for-profit corporation, was created to strengthen the social and economic well-being of the communities served by Popular Bank. As Popular Bank's philanthropic arm, it provides support to charitable organizations with a focus on community development and education. Mr. Carrión is the Chairman, while Messrs. Alvarez, Chinea, Ferrer and Negrón are members, of the Board of Directors of the Popular Foundation.

A daughter of Mr. Alvarez is employed as a Counsel in the Legal Division of the Corporation. She received total compensation of approximately $143,000 during fiscal year 2024 and participated in the Corporation's general benefit plans available to all employees. Her compensation was established in accordance with the Corporation's employment and compensation practices applicable to employees with similar qualifications and responsibilities or holding similar positions. Her employment relationship and compensation structure was approved and ratified by the Audit Committee under the Related Party Policy.

In September 2022, an entity indirectly owned by Ms. Ferré Rangel and her siblings (the "Contracted Entity") entered into a one-year contract (renewable for subsequent one-year periods) with BPPR to provide call center services in Puerto Rico to the Customer Contact Center Division of BPPR. As part of the procurement process, BPPR conducted a request for proposal for the call center services and obtained proposals from three different service providers, including the Contracted Entity. After evaluating the proposals, the Customer Contact Center Division of BPPR selected the Contracted Entity based on its service experience in Puerto Rico, system capabilities, experience with the financial services industry and the cost structure of the proposal. In June 2022, the Audit Committee approved the transaction with the Contracted Entity in accordance with the Related Party Policy. The contract was extended on September 1, 2023, for a one year term. On September 1, 2024, the contract was renewed for an additional one-year term. The total amount of the contract for the additional one-year term is estimated to be approximately $896,000. During 2024, BPPR paid the Contracted Entity approximately $877,000 for services rendered under the contract.

In August 2024, Popular entered into a Donation Agreement with the Luis A. Ferré Foundation, Inc. (the "LAF Foundation"), a non-profit organization created for the development of the arts and education in Puerto Rico. Ms. Ferré Rangel serves as the President and a Trustee of the LAF Foundation. Under the Donation Agreement, Popular agreed to donate to the LAF Foundation $80,000 on an annual basis for a period of five years commencing in 2024 as part of a capital contribution campaign for the repair of the LAF Foundation's facilities, which were damaged by a series of earthquakes that affected the southern part of Puerto Rico in January 2020. In addition, under the Donation Agreement, Popular has agreed to donate an additional $75,000 to the LAF Foundation on an annual basis to support its educational and outreach programs. These donations are part of Popular's social commitment to support the arts and educational programs throughout Puerto Rico and are made subject to terms and conditions available to other unrelated third parties that qualify and comply with the purpose and requirements established for Popular's social commitment initiatives generally. In April 2024, the Audit Committee approved these donations to the LAF Foundation in accordance with the Related Party Policy.

Furthermore, BPPR has loan transactions with Popular's directors and officers, and other Related Persons, and intends to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than the normal risks of collection or present other unfavorable features or otherwise require disclosure under Item 404 of Regulation S-K of the Securities and Exchange Commission:

Related Parties of Mr. Ballester have outstanding loans made prior to the borrowers on such loans having become Related Parties of Mr. Ballester. These loans—five commercial loans made to entities that are wholly-owned by one brother-in-law of Mr. Ballester—were acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. The loans are secured by real estate and personally guaranteed by the brother-in-law of Mr. Ballester. The loans were originated by Westernbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR. Between 2011 and 2014, the loans were restructured to consist of: (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had an original maturity of September 30, 2016 and, thereafter, various interim renewals were approved to allow for the negotiation of a longer-term extension. On April 2022, one of these interim extensions decreased the interest rate applicable to the Notes A to 4.25% and maintained the Notes B at an interest rate of 1%. In November 2022, BPPR and the Related Parties of Mr. Ballester entered into a three-year extension of the loans, until November 2025, which, among other things: (i) increased the interest rate applicable to Notes A to 5.25% and maintained the Notes B at an interest rate of 1% and (ii) established a principal repayment schedule for Notes A, including a $700,000 mandatory prepayment. The three-year extension of the loans was approved by the Audit Committee in accordance with the Related Party Policy. The aggregate outstanding balance on the loans as of December 31, 2024, was approximately $27.7 million, of which approximately $14.2 million corresponded to Notes A and approximately $13.5 million to Notes B. During 2024, the borrower paid approximately $767,742 and $782,508 in principal and interest, respectively. The largest outstanding balance of the loans during 2024 was approximately $28.4 million, of which approximately $14.9 million corresponded to Notes A and approximately $13.5 million to Notes B.

Mr. Carrión is President of and owns, together with his siblings, an entity which in turn owns 35% of a corporation that is the owner of a commercial building in Puerto Rico. In addition, Mr. Carrión's sister is the owner of an entity that has a participation of 21.5% in the same corporation. In June 2001, this corporation obtained a $30.4 million commercial loan from Doral Bank to provide financing for the development of the commercial building. In March 2007, Westernbank acquired the loan from Doral Bank and increased the loan amount to $40.5 million through additional borrowings. The loan had a 40-year amortization schedule, an interest rate of LIBOR plus 1.40% and a maturity date of March 2017. The loan was secured by the commercial building developed with the proceeds of the loan and guaranteed by the owners of the borrower. The loan was acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. In May 2017, the loan was sold by BPPR to the Corporation, and in August 2017, after another interim renewal, the Corporation refinanced the then-current $37.9 million principal balance of the loan at an interest rate of 5.15%, a maturity date of February 2019 and a 30-year amortization schedule. In February 2019, the loan was renewed for a period of 36-months at an interest rate of 5.75% and a 30-year amortization schedule. On December 28, 2021, after receiving the approval of the Audit Committee under the Related Party Policy, the Corporation refinanced the then-current $36.0 million principal balance of the loan at an interest rate of 4.50%, a maturity date of December 2026 and a 20-year amortization schedule. Payments of principal and interest of approximately $1.27 million and $1.45 million, respectively, were made during 2024. The largest outstanding balance of the loan during 2024 was approximately $32.4 million. As of December 31, 2024, the outstanding balance of the loan was approximately $31.1 million. The borrower is current on its payments.



# EXECUTIVE AND DIRECTOR COMPENSATION



# Compensation Discussion and Analysis

In this section, we describe the key features of Popular's executive compensation program, 2024 compensation payments and rewards, and the factors that we considered in making 2024 compensation decisions regarding our NEOs. For 2024, Popular's NEOs were:

| | |
|---|---|
| Ignacio Alvarez | Chief Executive Officer ("CEO") |
| Jorge J. García | Executive Vice President and Chief Financial Officer ("CFO") |
| Carlos Vázquez[1] | Former Executive Vice President and Chief Financial Officer ("Former CFO") |
| Javier D. Ferrer | President and Chief Operating Officer ("COO") |
| Lidio V. Soriano | Executive Vice President and Chief Risk Officer ("CRO") |
| Manuel Chinea | Executive Vice President, Chief Operating Officer of Popular Bank |

(1) Mr. Vázquez voluntarily retired as CFO of the Corporation on March 31, 2024. He was succeeded by Mr. García, who was appointed CFO effective April 1, 2024.

The Corporation reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). A reconciliation of the GAAP to non-GAAP financial measures referred to herein is provided in Appendix A to this Proxy Statement. This discussion includes statements regarding financial and operating performance targets in the specific context of Popular's executive compensation program. Shareholders should not interpret these statements in any other context.

## OVERVIEW

### 2024 Corporate Performance and Highlights

Popular closed 2024 on a strong footing, with a 10% increase in our adjusted net income. The Corporation's 2024 adjusted net income of $646.1 million reflected strong loan growth in most segments accompanied by expanded net interest margins and stable credit quality. In addition, significant progress was made in our transformation efforts, which yielded new releases of process improvements and customer solutions, as well as a new culture framework.

Popular's GAAP net income for 2024 was $614.2 million, compared to $541.3 million for the year 2023. Excluding the $9.1 million after-tax impact of the Special Assessment imposed by the FDIC on insured depository institutions to recover losses to the deposit insurance fund in connection with the receivership of several failed banks in 2023 and the $22.9 million adjustment for withholding tax on prior period distributions, the adjusted net income for 2024 was $646.1 million, an increase of 10% compared to the previous year. The variance was mainly driven by higher net interest income, offset in part by a higher provision for credit losses and higher operating expenses. The increase in operating expenses reflects our planned investment in our transformation initiatives, our people and our efforts to expand our capabilities in cybersecurity, risk management, data and technology. For incentive compensation purposes, the Talent and Compensation Committee (the "Committee") adjusted the 2024 GAAP net income only for the impact of the FDIC Special Assessment to arrive at an adjusted after-tax net income of $623.3 million. Refer to the GAAP to non-GAAP reconciliation in Appendix A.

Popular's common stock ("BPOP") closed 2024 at $94.06, 15% higher than year-end 2023. Popular's stock narrowly underperformed the Nasdaq Bank Index ("^BANK"), which increased by 17% in 2024, but outperformed the KBW Nasdaq Regional Banking index ("KRX"), which increased by 10% in the same period.

**POPULAR, INC. STOCK PERFORMANCE**



BPOP, 15%
Nasdaq Bank Index, 17%
KBW Regional Bank Index, 10%
40%
30%
20%
10%
0%
-10%
-20%
FEB24
APR4
JUN24
AGO24
OCT24
DEC24


**POPULAR, INC. SHARES (BPOP)**
CLOSING PRICE

**$94.06**
**2024**

**$82.07**
**2023**

**Some of Popular's additional key corporate highlights during 2024 included:**

### Lending

- Increased our loan portfolio to $37.1 billion, $2 billion or 6% higher than 2023.
- Grew BPPR lending in most business segments, led by commercial loans. Popular Bank achieved growth in commercial and construction loans.

### Deposits

- Secured 2024 year-end deposits of $65 billion, an increase of $1.3 billion or 2%, mainly driven by higher public sector deposits in Puerto Rico and higher-cost deposits from Popular Bank's online channel. In Puerto Rico, our broker dealer subsidiary received a significant portion of client funds seeking higher yields on their excess liquidity, growing its assets under management by 32% to $10.8 billion in 2024.

### Profitability and Credit Quality

- Increased the Corporation's net interest margin by 11 basis points year-over-year to 3.24%.
- Maintained stable credit quality on our loan portfolio, with a 7 basis points decrease in our non-performing loan ratio to 0.95%.

### Capital Strategy

- Increased our quarterly common stock dividend from $0.62 to $0.70 per share, and repurchased 2.3 million shares for approximately $217 million.
- Maintained strong capital levels reaching a year-end Tier 1 Common Equity ratio of 16%.
- Increased our tangible book value per share by 14% compared to 2023, reaching $68.16.

### Organizational Excellence and Human Capital

- Continued working on initiatives related to the multi-year corporate transformation designed to expand digital capabilities, modernize the technology platform, and implement agile and efficient business processes across the Corporation.
- Focused on embedding our new purpose and culture into everyday actions to deepen the understanding of values and behaviors and shape the environment for meaningful behavioral change to occur.
- Further enhanced our health and wellness offering by launching educational videos in the areas of psychiatry, wellness coaching and culinary medicine.
- Through our comprehensive Employee Engagement and Experience Survey program, we continued to understand the needs and expectations of employees. Our current Employee Loyalty score of 81% is higher than the Qualtrics global benchmark and above the average benchmark of the financial industry.

For additional information on the Corporation's human capital initiatives, please refer to the Human Capital Management disclosure included in our Form 10-K for the year ended December 31, 2024.

### Environmental and Social Commitment

- Promoted financial inclusion in our communities by expanding our proprietary financial literacy program (reaching 11,000+ participants in Puerto Rico, New York and Virgin Islands). We also launched the *Emprende con Popular* online platform offering a comprehensive range of resources for entrepreneurs in Puerto Rico.
- Invested $10.8 million in our communities, including corporate donations, our PR and US Foundations and *Finanzas en Tus Manos*. In Puerto Rico, $2 million was invested through the Business Acceleration Program to support the local entrepreneurial ecosystem, offering assistance for the early stages of entrepreneurship (mentorship, coaching, capacity building, and seed capital), impacting over 400 businesses. Additionally, we allocated nearly $476,000 to environmental initiatives aimed at reforestation, biodiversity and renewable energy.
- Amplified our sustainable finance offering by partnering with the Puerto Rico Community Foundation and the Global Energy Alliance for the People and the Planet to implement the *Puerto Rico Community Resilience Initiative (CERI)*. This is a collaborative effort to provide subsidized financing to eligible critical facilities in vulnerable communities to purchase, install, maintain, and own a solar and battery storage system to provide essential services during and after a natural disaster.

## Highlights of Our 2024 Executive Compensation Program and Pay Decisions

- *Performance-Linked Pay.* Popular's overarching compensation philosophy has always been to provide our executive officers with pay that is linked to performance and supports the long-term interests of our shareholders, while deterring improper sales practices and excessive risk-taking.

As illustrated in the following graph, performance-based short- and long-term incentives represent the majority of our NEOs' target total compensation opportunity (81% for the CEO and an average of 66% for the other NEOs). As discussed in the ''Long-Term (Equity) Incentive Compensation Opportunity'' section, we further aligned our NEOs' and shareholders' interests by providing all 2024 target pay adjustments solely through long-term incentives.



TARGET COMPENSATION MIX
CEO
28% PERFORMANCE SHARES LONG-TERM INCENTIVE
19% SALARY
$6M TARGET TOTAL COMPENSATION
25% SHORT-TERM CASH INCENTIVE
28% RESTRICTED STOCK LONG-TERM INCENTIVE
81% OF PAY IS "AT-RISK"
OTHER NEOs
(AVERAGE)
19% PERFORMANCE SHARES LONG-TERM INCENTIVE
34% SALARY
19% RESTRICTED STOCK LONG-TERM INCENTIVE
$1.9M TARGET TOTAL COMPENSATION
28% SHORT-TERM CASH INCENTIVE
66% OF PAY IS "AT-RISK"


- ***2024 Base Salary.*** Popular's existing NEOs did not receive base salary increases in 2024. The Committee increased the base salary of our newly appointed CFO, Mr. García, in connection with his promotion.
- ***2024 Short-Term Incentives.*** Based on the Committee's assessment of performance under our 2024 short-term incentive (''STI'') plan, our NEOs' 2024 STI payouts ranged from 84% to 100% of target, reflecting the Corporation's financial and transformation results, and individual performance against pre-established financial and non-financial goals. For more information, refer to the ''2024 Executive Compensation Program and Pay Decisions'' section of this Proxy Statement.
- ***2024 Long-Term Awards.*** Our long-term equity incentive (''LTI'') program is based on two equally weighted components:
  - One-half (50%) of the target opportunity is granted as performance shares, with actual value based on future performance over a 3-year period. One-half of the target performance share award is based on Total Shareholder Return (''TSR'') relative to banks with assets between $25 billion and $500 billion, and the other half is based on an absolute 3-year average Return on Average Tangible Common Equity (''ROATCE'') goal. The performance shares are always granted at target since vesting reflects performance upon completion of the three-year period.
  - One-half (50%) of the target opportunity is granted as time-vested restricted stock, which vests over a four-year period. The time-vested restricted stock has a target value of 50% of each executive's LTI opportunity, but the actual grant of restricted stock may be less than or greater than target based on the Committee's assessment of prior-year Popular and individual performance.
  - In February 2024, the Committee raised the target long-term equity grant value as a percentage of base of salary for the NEOs to increase alignment with competitive market data as follows: Mr. Alvarez from 270% to 300%; Mr. Ferrer from 120% to 140%; Messrs. García and Soriano from 80% to 100%; and Mr. Chinea from 80% to 90%.

  Performance grants were made in February 2024 at target, since vesting is determined based on future (i.e., 3-year) performance. Time-vesting restricted stock awards were also granted in February 2024, at target level for the CEO and above target level for the other NEOs, in recognition of each NEO's contribution to Popular's solid performance in 2023 and strong leadership. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved an LTI award of 80% of Mr. Vázquez's base salary, consisting of restricted stock with a one-year vesting and subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions that extend for one year after his retirement date. As a result of his retirement, Mr. Vázquez was not awarded performance shares during 2024.
- ***2022-2024 Performance Share Vesting.*** Upon the conclusion of the 2022-2024 performance cycle, performance results indicated, and the Committee approved, vesting based on the following results: (i) 3-year TSR in the 76$^{th}$ percentile relative to an industry index of U.S. banks with assets between

$25 billion and $500 billion, resulting in a maximum award (150% of target shares), and (ii) 3-year average ROATCE of 11.88%, which was located between the threshold of 9.0% and target of 12.25%, thereby yielding an award of 94.38% of the target number of shares. On a combined basis, the total number of shares distributed corresponds to 122.19% of the total target award opportunity (plus dividend equivalents).

The Committee approves Popular's compensation programs upon consideration of market competitive trends, regulatory guidelines and leading practices. Furthermore, our executive compensation program is designed to discourage excessive or unnecessary risk taking and improper sales practices through the adequate balance of short-term and long-term incentives, thresholds and caps to limit payouts, and a mix of financial and non-financial goals, among other design features.

The following key features of our executive compensation program reflect our focus on balanced performance-based or otherwise "at risk" pay, long-term shareholder value and appropriate risk taking:

## What we do

Use a combination of performance metrics to deter excessive risk-taking by eliminating focus on any single performance goal. The Committee may adjust incentive payouts if results are not aligned with Popular's risk appetite and tolerance.

Balance short-term (cash) and long-term (equity) compensation to discourage short-term risk-taking at the expense of long-term results.

Use equity incentives to align executives' interests with those of shareholders, reward long-term performance and support executive retention. 50% of our target LTI opportunity is based on future performance.

Require significant stock ownership from our executive officers to align their interests with shareholders' interests. Our CEO has a stock ownership requirement equal to six times his base salary, and the other NEOs must own stock totaling three times their base salaries.

Apply clawback features to executive officer variable pay, including potential triggers for executive misconduct in addition to the financial results restatement trigger compliant with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market ("Nasdaq") Listing Rule 5608.

Employ "double-trigger" vesting of equity awards in the event of a change in control (*i.e.*, vesting is only triggered upon a qualifying termination of employment following a change in control).

Conduct annual incentives and sales practices risk reviews in coordination with Popular's Chief Risk Officer.

Assess the competitiveness of our executive compensation program through benchmarking of industry and peer group practices.

Prohibit speculative transactions in Popular's securities by executive officers, including: hedging and monetization transactions, such as zero-cost collars, forward sale contracts and short sales, equity swaps, options, and other derivative transactions.

Engage an independent compensation consultant who advises and reports directly to the Committee.

## What we don't do

No excessive perquisites for executives.

No encouragement of excessive risk-taking.

No special executive retirement programs or severance programs specific to executive officers.

No employment or change in control agreements with our NEOs.

No tax gross-ups provided for any compensation or benefits.

No pledging of common stock or other securities of the Corporation as collateral for margin accounts or loans.

## 2024 Say on Pay Results

At Popular's annual shareholders meeting in May 2024, 95.6% of voting shareholders approved our overall executive compensation policies and practices. We believe that this strong backing illustrates our shareholders' support of our compensation philosophy and performance-based pay program. Shareholders' perspectives and industry leading practices were taken into consideration by management and the Committee as they developed strategic objectives, business plans and compensation elements that underpinned the Corporation's 2024 compensation decisions. The Committee considers our shareholders' perspective on an annual basis through the results of the Say on Pay vote.

# COMPENSATION OBJECTIVES AND COMPONENTS

## Compensation Objectives

The key compensation objectives and guiding principles of Popular's executive compensation program and practices are described below. They are supported and reinforced by the Committee's review and advice on human capital strategies (encompassing succession, culture, employee engagement, and talent acquisition and development).

### Motivate and Reward High Performance

Ensuring and sustaining a proper pay-for-performance relationship is one of our key objectives. For Popular, performance means a combination of financial results (e.g., net income, TSR, return on tangible common equity), strategic accomplishments and leadership, all designed to drive the Corporation's business plans in support of our customers, employees and communities, while generating long-term shareholder value.

Base salary, as well as short- and long-term incentive compensation opportunities, are generally targeted at market median, with actual pay varying based on corporate and individual performance. Our short-term incentive and equity awards provide the opportunity to earn increased pay (up to 1.5 times target) for superior performance and similar downside (no payout) should we not achieve our performance goals.

### Align Executives' Interests with Shareholders' Interests and Build Long-Term Shareholder Value

A significant component of our compensation program is equity-based pay designed to promote long-term value by rewarding sustained earnings growth, long-term return on shareholders' investment and the retention of key high-performing talent. Performance shares promote value creation by rewarding executives for future increases in profitability and stock appreciation depending on the degree of achievement against pre-established 3-year goals for ROATCE (absolute) and our TSR (relative to a broad industry index). Restricted stock is awarded upon consideration of corporate and individual performance; these awards are designed to promote executive stock ownership and retention as the shares vest over time, further aligning our executives' interests with those of our shareholders. We also require significant stock ownership from our executive officers.

### Attract, Motivate and Retain Highly Qualified Executives

Popular's executive compensation program seeks to attract, motivate and retain the talent needed to successfully deliver future earnings stability and growth. Our mix of salary and performance-based short- and long-term incentives provides a competitive offering to attract the best executive talent and promote engagement and long-term career retention. In consultation with management and its independent compensation consultant, the Committee balances competitiveness and retention features, while considering individual performance, experience and qualifications, as well as market practices and Popular's financial performance.

### Ensure Effective Controls and Sound Risk Management

Our incentive design seeks to dissuade our executives from taking excessive or unnecessary risks or promoting improper sales practices and ensures sound risk management and effective controls. The Corporation takes a balanced approach to incentive compensation design, utilizing both short-term (cash) and long-term (equity) components, multiple performance perspectives (financial, strategic, leadership, shareholder value), and the use of threshold performance requirements and payout caps, focusing on long-term performance periods and rewards. The Corporation's Compensation Recoupment Policy, which applies to cash and equity-based incentives, covers financial restatement and executive misconduct. The Committee may also adjust individual awards based on the executive's compliance with policies, guidelines, laws and regulations; results and follow-up of audits and examinations; and operation within Popular's risk appetite.

## Compensation Components – Purpose and Key Design Features

The following key components of our compensation program, combined with succession and talent development initiatives, drive our ability to secure top executive-level talent over the long-term.

| | |
|---|---|
| **Base Salary** *Fixed* | Fixed compensation to reflect each executive's role, contribution, experience, amongst other variables. |
| **Short-Term Cash Incentive** *Variable* | Short-term incentive aligning performance measures with Popular's annual goals and business strategy. Actual pay depends on the prior-year achievement of pre-defined performance goals (based on Popular's net income and ROATCE results, strategic priorities, and each NEO's individual performance). |
| **Long-Term Equity Incentive** *Variable* | Annual equity grant that rewards performance and aligns the NEOs with the interests of our shareholders. The award is granted during the first quarter of each year and consists of two components. |
| | **PERFORMANCE SHARES (50% OF TARGET OPPORTUNITY)** Actual earned shares determined at the end of a 3-year performance period: <br>• 1/2 based on TSR – relative to an industry index of banks <br>• 1/2 based on ROATCE – an absolute profitability goal based on a 3-year average <br><br>**RESTRICTED STOCK (50% OF TARGET OPPORTUNITY)** Shares are granted and may vary from target opportunity based on the Committee's consideration of corporate and individual performance. Supports NEO stock ownership and retention. Shares vest 25% annually over 4 years. |

We also provide limited perquisites to support our objectives of attracting and retaining talent for key positions, as well as to address security concerns. We do not provide employment or change in control agreements.

# 2024 EXECUTIVE COMPENSATION PROGRAM AND PAY DECISIONS

## Base Salary

With the exception of Mr. García, who was promoted to CFO effective April 1, 2024, our NEOs did not receive a salary adjustment in 2024. The Committee approved a base salary adjustment for Mr. García, increasing his salary from $406,249 to $590,000, effective April 1, 2024, in connection with his promotion to the role of CFO.

| NEO | 2024 Base Salary[a] | % of Adjustment |
|---|---|---|
| **Ignacio Alvarez** | $ 1,130,000 | 0% |
| **Carlos J. Vázquez[b]** | 765,000 | 0 |
| **Jorge J. García** | 590,000 | 45.2% |
| **Javier D. Ferrer** | 790,000 | 0 |
| **Lidio V. Soriano** | 590,000 | 0 |
| **Manuel Chinea** | 565,000 | 0 |

(a) Base salary for the NEOs as of December 31, 2024.
(b) Mr. Vázquez retired as CFO on March 31, 2024.

## Short-Term Incentive Compensation Opportunity

Popular's short-term incentive rewards the achievement of annual financial and non-financial goals that reinforce our business strategy and priorities. Actual payouts depend on performance and are capped at 1.5 times the target award. Pre-defined threshold levels of performance must be achieved for any payouts to be awarded.

Each executive has a defined short-term incentive target opportunity expressed as a percentage of the executive's base salary and a payout range. Target incentive opportunities are defined by role and consider market practice and target pay mix. The CEO's target is defined as 135% of base salary; and the other NEOs' target is defined as 80% of their base salary. The Committee also defined the performance criteria that would be used to determine payouts. Actual payouts for each component of the STI plan can range from 50% of target (for threshold performance) to 150% of target (for stretch performance). Actual performance below threshold results in no payout. Threshold performance is defined as 85% of target, whereas stretch performance is defined as 115% of target.

Our 2024 STI plan rewards executives for achieving critical corporate-wide financial objectives and strategic goals, in addition to individual goals. The 2024 STI plan goals were based on:

- **Corporate Performance** (50% weight): Financially driven and based on the Corporation's 2024 adjusted after-tax net income (35% weight) and 2024 adjusted after-tax ROATCE (15% weight).

- **Strategic Performance** (25% weight): Aligned to the achievement of key milestones tied to a multi-year transformation initiative which aims to scale Popular's successes, enabling the Corporation to tackle business challenges and ensure sustained growth and market leadership for years to come. This encompasses customer and employee experience, and digital, technological, and business process transformation, enabling the opportunity for growth in the Corporation's primary market and within the existing customer base. This award component is based on the collective transformation results led by the executive management team and is paid at the same degree of achievement for all NEOs. The collective nature of this component promotes collaboration among organizational groups to achieve common long-term strategic objectives.

- **Individual Performance** (25% weight): Specific, predetermined financial and non-financial objectives based on each NEO's role.

## Determination of 2024 Short-Term Annual Cash Incentive (Paid in 2025)

The following table summarizes the 2024 short-term cash incentive paid to the NEOs related to the achievement of the corporate, strategic and individual goals described below.

| | Corporate Performance | | Strategic Performance | Individual Performance | Total Payout[a] [b] [c] [d] | |
|---|---|---|---|---|---|---|
| | Net Income | ROATCE | | | | |
| | 35% weight | 15% weight | 25% weight | 25% weight | | |
| NEO | % of Target Earned | | | | % of Target Earned | Total Award ($) |
| **Ignacio Alvarez** | 66% | 67% | 107% | 138% | 94% | $1,438,942 |
| **Jorge J. García** | 66 | 67 | 107 | 125 | 91 | 382,173 |
| **Carlos J. Vázquez** | – | – | – | – | 100 | 153,000 |
| **Javier D. Ferrer** | 66 | 67 | 107 | 140 | 95 | 598,267 |
| **Lidio V. Soriano** | 66 | 67 | 107 | 125 | 91 | 429,107 |
| **Manuel Chinea** | 66 | 67 | 107 | 98 | 84 | 380,132 |

(a) Total target awards as a percentage of base salary for 2024 were 135% for Mr. Alvarez and 80% for the other NEOs.

(b) Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved a prorated short-term cash incentive of $153,000, corresponding to Mr. Vázquez's target opportunity under the STI plan of 80% of base salary prorated based on the three full calendar months of employment during 2024.

(c) Mr. García was appointed Chief Financial Officer on April 1, 2024. For the year 2024, his short-term cash incentive is calculated under the formula applicable for his previous role for three out of twelve months (target opportunity of 45% of base salary) and the remaining nine out of twelve months under the formula applicable for his CFO role (target opportunity of 80% of base salary).

(d) Note that the percentages shown in the above table are rounded to the nearest whole percentage point.

## Corporate Performance

### Corporate Net Income

During 2024, Popular delivered results that reflect the strength of our franchise and the continued stability of Puerto Rico's economy. The Corporation's results reflected higher revenues, solid loan growth through multiple sectors, stable credit quality and continued customer growth. We have also reached important milestones, showcasing significant progress in our Transformation and quickly building a new cultural framework and improving customer service for long-term benefits.

Popular's GAAP net income for 2024 was $614.2 million, compared to $541.3 million for the year 2023. Excluding the $9.1 million after-tax impact of the Special Assessment imposed by the FDIC on insured depository institutions to recover losses to the deposit insurance fund in connection with the receivership of several failed banks in 2023 and the $22.9 million adjustment for withholding tax on prior period distributions, the adjusted net income for 2024 was $646.1 million, an increase of 10% compared to the previous year. The variance was mainly driven by higher net interest income, offset in part by a higher provision for credit losses and higher operating expenses. The increase in operating expenses reflects our planned investment in our transformation initiatives, our people and our efforts to expand our capabilities in cybersecurity, risk management, data and technology.

For incentive purposes, we use GAAP after-tax adjusted net income, if applicable, as the key financial metric for incentive compensation because we believe it best reflects the underlying performance of our ongoing operations. The Committee's use of adjusted net income is to ensure that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. For incentive purposes, the Committee adjusted the GAAP net income only for the impact of the FDIC Special Assessment.

The adjusted net income for incentive purposes of $623.3 million represented 89.67% of the 2024 target of $695.1 million. This level of performance yielded a payout slightly above the 85% threshold on the Corporate Net Income component of the annual cash incentive. As a result, NEOs earned 65.57% of their respective targets for this component. Refer to the GAAP to non-GAAP reconciliation in Appendix A.

### Return on Average Tangible Common Equity

The Committee uses annual after-tax adjusted ROATCE as a performance measure given its increasing focus in our communications with shareholders and due to its incorporation of both earnings and capital management. ROATCE is calculated based on our adjusted earnings for the year divided by our average tangible shareholder's equity less preferred stock, goodwill, and other intangibles.

The 2024 after-tax adjusted ROATCE of 10.00% represented 90.09% of the 2024 target of 11.10%. This level of performance yielded a payout between the 85% performance threshold and target on the ROATCE component of the annual cash incentive. As a result, NEOs earned 66.97% of their respective award targets for this component.

## Strategic Performance

The Strategic Performance component is tied to certain strategic objectives of the Corporation's multi-year transformation. In determining the 2024 payout, the Committee evaluated management's progress along four strategic priorities: growth and expense management, customer experience (including net promoter score), employee engagement, and overall progress on the execution of targeted initiatives. Each of those priorities was grounded in one or more key results reviewed by the Committee.

At its January 2025 meeting, the Committee, in consultation with the CEO, reviewed the degree to which the Corporation's Strategic Performance goals were achieved. The goal relating to growth and expense management was measured based on expense management and organic growth in both the consumer and commercial portfolios, as well as our efficiency ratio metric. Customer experience was measured based on net promoter scores achieved and the increase in digitally led sales. Employee experience was reviewed based on loyalty scores obtained from our employee surveys. The overall progress on the execution of targeted transformation initiatives was assessed by key milestones and results attained in multiple project workstreams during 2024, with substantial progress modernizing our technology with cloud-based, best-in class providers, establishing new digital and data foundations, and reimagining customer solutions with new digital platforms for both commercial (cash management) and retail (personal loans and deposit accounts) customers.

After discussion with the CEO and based on a holistic review of the progress made during 2024, the Committee determined that the overall achievement of Strategic Performance goals was 102.0%. This level of performance yielded a payout slightly above target on the Strategic Performance component of the STI plan. As a result, NEOs earned 106.67% of their respective award targets for this component.

## Individual Annual Goals

In this performance component of the STI plan, each NEO has specific predetermined quantitative and qualitative goals related to financial performance, efficiency and milestones in key corporate strategic projects, among other factors. The Committee reviews each NEO's achievements against the individual goals to determine payouts. Mr. Vázquez STI incentive of $153,000 was granted at target under the STI plan of 80% of the base salary prorated based on the three full calendar months of employment during 2024.

The following is a summary of the individual goal achievements considered by the Committee in determining each NEO's annual goals award:

### Ignacio Alvarez, CEO | 138% of target earned

- Grew the Corporation's loan portfolio to $37.1 billion or 6% over 2023, while maintaining strong credit quality metrics. Non-performing loans reflected a decrease of $7 million, which resulted in a reduction in the NPL ratio from 1.02% in 2023 to 0.95% in 2024.

- Expanded BPPR's customer base to over 2 million unique customers, with an additional 12,000 customers gained during 2024, and achieved year-over-year net promoter score improvements across all regions.

- Oversaw the implementation of a new capital planning process, leading to a new common stock repurchase program of up to $500 million, the repurchase of approximately $217 million in shares of common stock in connection therewith during 2024, and a 13% increase in the quarterly dividend.

- Actively participated in investor conferences and roadshows effectively increasing engagement with the investor community and supporting the transition of the new CFO.

- Spearheaded the successful progress of the Transformation program by focusing efforts across various workstreams and began to see benefits through completed releases that introduced new processes or solutions to customers and employees.

- Continued to strengthen the Corporation's risk management and governance processes by making important investments in first- and second-line risk capabilities, including establishing a new Business and Risk Controls Division and enhancing governance processes.

- Enhanced CEO succession readiness and executed several organizational changes designed to strengthen the organization and provide development opportunities to leaders.

- Supported several talent development efforts including a new Executive Development Program and accelerated development programs designed to upskill employees in technology related functions.

- Guided Popular's $10.8 million investment in our communities, encompassing corporate donations, financial inclusion and entrepreneurship programs, and contributions through our Puerto Rico and US foundations.

### Jorge J. García, Executive Vice President & CFO | 125% of target earned

- Led the execution of capital actions, including the increase of 13% in quarterly dividends to $0.70 per share and the repurchase of approximately $217 million in shares of common stock during 2024 under a new common stock repurchase authorization of up to $500 million.

- Led efforts to continue to enhance off balance sheet liquidity sources including the efforts for the approved merger of Banco Popular de Puerto Rico and its wholly-owned auto lending and leasing subsidiary while also maintaining robust capital levels; ending the year with a Tier 1 Common Equity Ratio of 16%.

- Led the transition efforts related to organizational leadership changes in the Finance Group, assuring continuity in outreach efforts with the investor and sell-side analyst communities. These outreach efforts were recognized for the fifth consecutive year by Extel (fka: Institutional Investor).

### Javier D. Ferrer, President & COO | 140% of target earned

- Oversaw the Corporation's business lines delivering solid financial results in 2024 driven by increases in loan portfolios and continued strong credit quality. Grew the loan portfolio by $2.0 billion or 6% and deposits by 1.3 billion or 2.0% over 2023.

- Maintained strong credit-quality conditions with a decrease in NPL ratio from 1.02% in 2023 to 0.95% in 2024.

- Continued to work with business leaders across Popular on execution of strategic priorities and provided oversight of critical business initiatives to drive execution and delivery of results.

- Continued leading the Corporation's Transformation program along four principal workstreams, beginning to see benefits through completed releases that introduced new processes or solutions to customers and employees.

- Enhanced collaboration across business lines and support functions to better serve clients, improve operational efficiency and maintain strong risk discipline.

- Increased BPPR client base by 12,000 in 2024. Achieved strong Net Promoter Scores, reflecting high customer satisfaction.

- Continued leading the development of the Enterprise Data and Analytics Division, achieving measurable outcomes in multiple areas of the field.

### Lidio V. Soriano, Executive Vice President & CRO | 125% of target earned

- Completed credit card predictive model validation, developed personal and auto loans models and integrated results into Transformation efforts.

- Enhanced governance framework on issue management, achieving a significant reduction in the number of open issues.

- Strengthened the Corporation's Bank Secrecy Act/Anti-Money Laundering (BSA/AML) function through enhancement of the unit's technology framework.

- Spearheaded third-party risk assessment and initiated development of Popular's third-party risk management framework.

- Revamped the organizational structure of the Corporation's First Line of Defense program.

### Manuel Chinea, Executive Vice President, COO of Popular Bank | 98% of target earned

- Grew total loans by $615 million or 6% and total deposits by $1.7 billion or 15% in Popular Bank.

- Continued enhancing the online deposit account origination platform, reducing application decline rate by 37% and improving booking rate by 12%.

- Mitigated net interest margin ("NIM") compression resulting in a NIM of 2.65%, down from 2.98% in 2023.

- Continued diversifying revenue sources and achieved $26 million in non-interest income, up 5.5% from 2023.

- Directed multiple initiatives aimed at improving customer experience, achieving a year-over-year increase in the Net Promoter Score.

- Actively engaged in driving financial inclusion in low-to-moderate income neighborhoods through close collaboration with not-for-profit organizations and governmental programs.

## Long-Term (Equity) Incentive Compensation Opportunity

### 2024 long-term target incentive opportunities

Popular's long-term (equity) incentives align our executives' compensation with sustained long-term performance and the interests of our shareholders. In February 2024, as part of its annual review of executive compensation and market data, the Committee further aligned NEOs compensation with shareholders' interests by providing all 2024 target pay adjustments solely through long-term incentives. Increases in total target LTI opportunity were approved as follows: Mr. Alvarez from 270% to 300% of base salary, Mr. Ferrer from 120% to 140% of base salary, Mr. Soriano from 80% to 100% of base salary, and Mr. Chinea from 80% to 90% of base salary. Mr. García's total target LTI opportunity was also established at 100% of salary as a result of his promotion to CFO. These revised parameters were applicable to the LTI awards granted by the Committee on February 22, 2024.

- One-half (50%) of the LTI compensation target opportunity is granted as performance shares (based on relative and absolute metrics), with actual vesting (and value) based on future performance over a 3-year period. Payouts can range between zero and 1.5 times the target award based on performance.

- The other half (50%) is granted as time-vested restricted stock that vests ratably over four years. The size of the award at grant can vary above or below target (ranging from 0 to 150% of target) based on the prior year's corporate results and individual contributions, as determined by the Committee.

# Determination of 2024 Long-Term Incentive Awards (Granted in February 2024)

In February 2024 the Committee approved NEO equity grants, as follows:

## Performance Shares

Performance shares, reflecting 50% of the target LTI opportunity, reward our future performance and vest only if pre-defined performance goals are achieved. Awards were granted at target award level and vest three years following the grant based on actual performance during the 2024-2026 period. Two measures, weighted equally, are used to determine vesting:

- 3-year relative TSR compared to an industry index of United States banks with assets between $25 billion and $500 billion (50% of performance shares); and

- absolute 3-year simple average ROATCE (50% of performance shares).

Each performance measure has a pre-defined threshold (minimum result for which an incentive would be payable), target and maximum (stretch) level of performance that determines vesting at the end of the 3-year period. Performance below threshold results in forfeiture of the shares allocated to the corresponding performance measure.

Dividend equivalents are accrued and paid at the end of the performance period upon vesting based on the actual number of shares earned.

The TSR portion pays at 100% of target if Popular's 3-year relative TSR is at the 50th percentile of the Corporation's comparator group, scaling down to 50% of target if Popular's 3-year relative TSR is at the 25th percentile. Performance below the 25th percentile results in forfeiture of allocated shares. Conversely, if Popular's 3-year relative TSR is at or above the 75th percentile, the TSR portion pays the maximum of 150% of target. If Popular's 3-year absolute TSR is negative, payout will be capped at 100% of target, even if Popular's relative positioning is above the 50th percentile.

The ROATCE portion sets a goal for 3-year average ROATCE whereby target reflects an expectation that aligns with our Board-approved budget and is deemed by the Committee as reasonable but challenging. Threshold for the 3-year period represents the minimum level of ROATCE that should warrant a reduced (i.e., 50%) payout. The maximum goal reflects superior performance over the 3-year period that represents stretch performance that is possible, but less likely to be achieved and results in a maximum award (i.e., 150%).

We do not disclose in advance the internal absolute performance targets set for the 3-year performance period because such disclosure could be construed as earnings guidance. The Committee believes the target levels for absolute performance are challenging, yet achievable, based upon consideration of historical performance, budget forecasts, and peer practices, among others. While we do not disclose forward-looking goals, we commit to disclosing target performance and performance achievement in the Compensation Discussion and Analysis ("CD&A") each year as performance awards vest. Nevertheless, if the Corporation does not meet the threshold projected for the 3-year period ending December 31, 2026, no payment will be made.

Our historical performance share payouts for the absolute metric to date have averaged 101% of target during the last 8 performance cycles.

## Restricted Stock

Time-vested restricted stock, reflecting 50% of the target LTI opportunity, supports our goals to encourage executive stock ownership and retention. The value of awards granted may vary from zero to 1.5 times the executive's target award based upon consideration of the prior year's corporate and individual performance assessed by the Committee on a holistic basis. Once granted, shares vest on a pro-rata basis, with 25% vesting annually over 4 years.

The Committee granted 2024 restricted stock awards at target level for the CEO and above target level for the other NEOs (as shown in the table below), recognizing each NEO's strong leadership and contributions to Popular's solid performance in 2023. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved an LTI award in an amount equal to 80% of Mr. Vázquez's base salary, solely in the form of time-based restricted stock with a one-year vesting and subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions that extend for one year after his retirement date. As a result of his retirement, Mr. Vázquez was not awarded performance shares during 2024.

The Committee granted Mr. García, who became the Corporation's new CFO on April 1, 2024, an LTI Award in respect of 2024 based on his new CFO LTI award target.

The awards, indicated in the table below, will vest as previously described to the extent that the corresponding service and performance conditions are met. The terms of the awards include covenants that prohibit the solicitation of the Corporation's employees and customers.

| NEO | Performance Shares | | | Restricted Stock | | | Total Grant (value based on grant date stock price)[a] [b] | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | % of Target | % of Base Salary | Value ($) | % of Target | % of Base Salary | Value ($) | % of Target | % of Base Salary | Value ($) |
| **Ignacio Alvarez** | 100% | 150% | $ 1,695,000 | 100% | 150% | $ 1,695,000 | 100% | 300% | $ 3,390,000 |
| **Jorge J. García** | 100 | 50 | 295,000 | 120 | 60 | 354,000 | 110 | 110 | 649,000 |
| **Carlos J. Vázquez** | – | – | – | 100 | 80 | 612,000 | 100 | 80 | 612,000 |
| **Javier D. Ferrer** | 100 | 70 | 553,000 | 129 | 90 | 711,000 | 114 | 160 | 1,264,000 |
| **Lidio V. Soriano** | 100 | 50 | 295,000 | 120 | 60 | 354,000 | 110 | 110 | 649,000 |
| **Manuel Chinea** | 100 | 45 | 254,250 | 111 | 50 | 282,500 | 106 | 95 | 536,750 |

(a) The number of shares granted was determined by dividing the Total Grant by the Corporation's closing stock price of $83.48 on the date of grant (February 22, 2024).

(b) Note that the percentages shown in the table above are rounded to the nearest whole percentage point.

## Performance Shares Payout: 2022-2024 Performance Cycle

The Committee approved a grant of performance shares in February 2022 designed to reward performance over the 3-year performance period (2022-2024). The awards were granted at target with a potential payout ranging from 0%-150% of target, weighted 50% based on relative TSR compared to an industry index of United States banks with assets between $25 billion and $500 billion, and 50% based on absolute ROATCE over the performance period. Results are based on a formula comparing the Corporation's results to the pre-defined goals set in 2022. In February 2025, the Committee reviewed Popular's 2022-2024 performance and determined the degree to which the goals were attained. On a combined basis, the total number of shares distributed corresponds to 122.19% of the total target award opportunity (plus dividend equivalents). The following is a summary of the payout:

### 2022-2024 Relative TSR (50% of Performance Shares)

Popular's final 3-year TSR of 29.1% ranked at the 75.6th percentile relative to the industry index of United States banks with assets between $25 billion and $500 billion. As a result, shares for this component were earned at the maximum level of achievement (>75th percentile), yielding a payout of 150% of target on this component, as follows:



**THREE-YEAR RELATIVE TSR RANKING 2022-2024**
(50% of performance shares granted)

### 2022-2024 Absolute ROATCE (50% of Performance Shares)

Absolute ROATCE for the 2022-2024 performance cycle, as outlined on Appendix A of this Proxy Statement, resulted in 3-year average ROATCE of 11.88%, between threshold of 9.0% and target of 12.25%, yielding a payout of 94.38% of the target number of shares on this component. In determining our 2022-2024 adjusted ROATCE values, the Committee made the same adjustment to GAAP net income as those made for the short-term annual cash incentive award determination.

**THREE-YEAR RETURN ON AVERAGE TANGIBLE COMMON EQUITY 2022-2024** (50% of performance shares granted)



PAYOUT % OF TARGET
200%
150%
100%
50%
0%
MAXIMUM PERFORMANCE
TARGET PERFORMANCE
Actual ROATCE = 11.88%
94.38% payout
THRESHOLD PERFORMANCE
9.0%
12.25%
14.0%
RETURN ON AVERAGE TANGIBLE COMMON EQUITY


## Profit Sharing Incentive

Popular's compensation program includes a profit-sharing component, with eligibility extended to all employees. The annual contribution is determined by the Board at its discretion, considering: (i) the extent to which Popular exceeded the minimum level of 103% of budgeted after-tax net income before profit sharing in the prior year (up to a maximum of 115%), and (ii) other factors such as risk management and credit quality, and the execution of critical corporate growth and efficiency projects, among others. Awards may range up to 8% of each employee's prior-year total cash compensation, with eligible compensation capped at $70,000. The first 4% of the contribution is payable in cash, with anything above 4% paid as a tax-deferred contribution by Popular to the retirement savings and investment plans.

Due to the Corporation's 2024 net income results, a profit-sharing award was not approved by the Committee for 2024.

## Perquisites and Benefits

Perquisites and other executive benefits do not represent a significant portion of our executive compensation program. We do not provide employment agreements, change in control arrangements, tax gross-ups, supplemental retirement benefits or club memberships to our executives.

During 2024, limited perquisites, such as the use of company-owned automobile, personal security for the CEO and tickets to events sponsored by Popular, were offered to NEOs.

## Former CFO Service Agreement

Mr. Vázquez retired from his position as CFO of the Corporation on March 31, 2024 (the ''CFO Retirement Date''). In connection with Mr. Vázquez's voluntary retirement, on December 7, 2023, the Corporation and Mr. Vázquez entered into a service agreement (the ''CFO Service Agreement'') pursuant to which Mr. Vázquez provides consulting services to Popular for a one year period following the CFO Retirement Date to facilitate the transition of the CFO responsibilities to his successor and provide additional business support as needed. Under the CFO Service Agreement, Mr. Vázquez receives a monthly consulting fee in an amount equal to $32,000 and is subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions.

## CEO Retirement and Service and Award Agreements

On February 25, 2025, Mr. Alvarez announced his retirement from his position as CEO of the Corporation, effective June 30, 2025 (the ''CEO Retirement Date''). In connection with Mr. Alvarez's voluntary retirement, on February 25, 2025, the Corporation and Mr. Alvarez entered into a service agreement pursuant to which

Mr. Alvarez will provide consulting services to Popular for a six month period following the CEO Retirement Date to facilitate the transition of the CEO responsibilities to his successor and support other general business initiatives as needed (the "CEO Service Agreement"). Under the CEO Service Agreement, Mr. Alvarez will receive a monthly consulting fee in an amount equal to $47,000 and be permitted to use the Corporation's office space. Mr. Alvarez will also be subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions.

On February 25, 2025, the Committee granted Mr. Alvarez an equity incentive award with a grant date value of $3,390,000 (based on Mr. Alvarez's target LTI opportunity of 300% of current base salary) upon consideration of the Corporation's and Mr. Alvarez' performance during fiscal year 2024 (the "February Equity Award"). The February Equity Award consists entirely of 33,776 shares of restricted stock, based on the closing price of the Corporation's common stock on the date of grant of February 25, 2025, consistent with previous practice for retiring executives that will vest on the one-year anniversary of the CEO Retirement Date. All other terms and conditions of the February Equity Award are the same as those for the long-term equity incentive award under the Corporation's compensation plans and programs, as set forth in this Proxy Statement. Pursuant to the February Equity Award, Mr. Alvarez will be subject to non-competition and non-solicitation restrictions for a period of one year following the CEO Retirement Date.

The Committee also determined that Mr. Alvarez will be eligible to receive the following incentive compensation based on his service during the 2025 performance year:

(i)   A prorated equity award upon consideration of the Corporation's and Mr. Alvarez' performance during the first six months of 2025 (the "2025 Prorated Equity Award") as follows: the 2025 Prorated Equity Award will be determined based on Mr. Alvarez's target opportunity under the long-term equity incentive for 2025 of 300% of Mr. Alvarez's current base salary, prorated based on the six full calendar months of employment during 2025. The 2025 Prorated Equity Award will be granted by the Committee to Mr. Alvarez entirely in shares of restricted stock at the Committee's scheduled meeting during the month of June 2025, on which date the Committee will determine the total number of shares of restricted stock to be granted based on the closing price of the Corporation's common stock on the date of grant and will have a mandatory vesting period of one-year from the CEO Retirement Date. All other terms and conditions of the 2025 Prorated Equity Award will be the same as those for the long-term equity incentive award under the Corporation's compensation plans and programs, as set forth in this Proxy Statement. Mr. Alvarez will not be eligible to receive any additional long-term incentive awards corresponding to fiscal year 2025; and

(ii)  A short-term incentive cash award upon consideration of the Corporation's and Mr. Alvarez's performance during the first six months of 2025 (the "2025 Prorated Short-Term Incentive Award") as follows: the 2025 Prorated Short-Term Incentive Award will be determined based on Mr. Alvarez's target opportunity under the short-term annual cash incentive for 2025 of 135% of Mr. Alvarez's current base salary, prorated based on the six full calendar months of employment during 2025. The 2025 Prorated Short-Term Incentive Award would be payable on the first payroll date following the CEO Retirement Date based on the Corporation's and Mr. Alvarez's performance during the first six months of 2025.

# GOVERNANCE AND ASSESSMENT OF EXECUTIVE COMPENSATION

## Role of the Talent and Compensation Committee

In accordance with its charter, a copy of which is available at www.popular.com/en/investor-relations, the Committee establishes Popular's general compensation philosophy and oversees the compensation program for executive officers, including our NEOs. It also reviews and approves the overall purpose and goals of our incentive compensation system and benefits plans. In addition, the Committee reviews and advises management regarding human capital strategies, including matters related to culture, talent acquisition and development, workforce engagement and succession planning.

The Committee met six times during 2024. Furthermore, throughout the year, the Committee maintained ongoing communication with its external advisors (including its independent compensation consultant), other directors and management to discuss topics such as talent-related trends and strategies, emerging legislative and regulatory trends and leading practices. As needed, the Committee also seeks information and advice from external legal counsel on regulatory and legal aspects of executive compensation, employee benefits and board committee governance.

The Committee assesses the effectiveness of its compensation program by reviewing its strategic objectives and business plans, considering each NEO's scope of responsibility, reviewing market reference data and assessing the relationship between pay and performance (Popular relative to its compensation peer group and executives relative to their performance goals). The Committee also evaluates whether our compensation programs meet Popular's goals by monitoring engagement and retention of executives, and by assessing the relationship between the Corporation's performance, individual performance and actual payouts. Furthermore, in conjunction with the annual review of the compensation plans with the CRO, the Committee monitors and evaluates whether the design of incentive plans and sales practices fosters an environment of appropriate risk-taking and sound business decisions.

The Committee may modify payments or adjust the compensation program in light of economic or business results, regulatory requirements, risk assessments or results of the annual shareholders advisory vote on executive compensation. It must also recoup previously awarded excess incentive-based compensation in the event of a required financial statement restatement and may recoup cash and equity-based incentives due to misconduct, in each case in accordance with the Corporation's Compensation Recoupment Policy.

The Committee's main activities in 2024 included:

### Executive Compensation Determinations and Grants

- Reviewed performance of executive officers (including NEOs) and approved short-term cash incentive payouts as well as equity grants.

- Reviewed, discussed and approved performance share goals with respect to TSR and ROATCE.

- Reviewed and approved goals and objectives for the current year.

- Assessed the compensation competitiveness of all NEOs and other executive officers.

- Reviewed executive officer equity holdings and compliance with Popular's stock ownership guidelines.

- Received updates from its compensation consultant and other sources concerning regulatory developments, market trends and leading practices in executive compensation.

- Validated the compensation peer group for future market comparisons.

### Governance

- Discussed incentive plan risks with the CRO and management, concluding that our incentive plans and sales practices did not encourage unnecessary or excessive risk taking.

- Reviewed and administered the Corporation's Compensation Recoupment Policy intended to comply with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market Listing Rule 5608.

- Reviewed and approved compensation disclosures in the 2024 Proxy Statement and Form 10-K for the year ended December 31, 2023.

- Evaluated the services provided by its compensation consultant.

### Benefits

- Reviewed the annual report of Popular's Benefits Committee, including information on the cost, funding, participation and utilization trends related to the Corporation's health, welfare and retirement benefits.

- Reviewed the liability-driven investment strategy implemented for the Banco Popular de Puerto Rico Retirement Plan (the "Retirement Plan").

### Human Capital Strategies

- Reviewed executive officer development and succession planning, including for the CEO, in the event of emergency and in the ordinary course of business. Also reviewed talent bench strength for key control functions.

- Examined key human resources indicators, including headcount, personnel costs, turnover and employee engagement, among others.

- Received updates on, among other things, attraction and retention, developing and enabling talent, employee experience, hybrid work strategies, human resources legal and regulatory compliance, and compensation strategy impact.

The Committee met in executive session during each meeting.

Although the Committee exercises its independent judgment in reaching compensation decisions, it also receives advice from its independent compensation consultant as well as the Chairman, CEO and other key senior leaders of the Corporation. The leaders work with the Committee to ensure that the compensation programs are aligned with Popular's strategic objectives. They also discuss corporate strategy and business goals with the Committee and provide feedback regarding NEO performance. The CEO may not be present during voting or deliberations on his compensation.

## Role of the Compensation Consultant

The Committee engages the services of compensation consultant Meridian Compensation Partners, LLC ("Meridian") to serve as its independent advisor. Meridian reviews Popular's executive compensation program competitiveness in light of market practices among our peer group and applicable regulations. During 2024, Meridian attended Committee meetings and conferred on multiple occasions with the Committee Chair and various Committee members to provide updates and guidance on compensation matters. Meridian reported directly to the Committee regarding these matters, and Meridian had no other relationship with, nor provided any other services to, Popular.

The Committee has reviewed and concluded that Meridian's consultation services comply with the standards adopted by the SEC and by NASDAQ with regard to compensation advisor independence and conflicts of interest. The Committee performs this independence assessment on an annual basis.

## Compensation Information and Peer Group

The Committee periodically assesses the competitiveness of its executive pay practices through external studies conducted by Meridian, as well as through supplemental internal research based on proxies and compensation surveys (Willis Towers Watson and others). The Committee also considers executive compensation information from financial institutions in its headquarters market of Puerto Rico.

The Committee utilizes the information from internal and external analyses to assess the appropriateness of compensation levels (relative to market practice and individual performance) and considers the information when setting compensation program guidelines, including base salary ranges, incentive targets and equity compensation. An individual's relative compensation with respect to executives employed by peer group companies may vary according to the individual's role, Popular's financial performance, individual qualifications, experience and performance as assessed by the Committee.

The Committee periodically uses a peer group of comparable banks for pay and performance comparisons as well as reviews of our compensation structure and design. Entering 2024, our compensation peer group comprised the banks listed in the following table based on the Committee's June 2023 review. Popular's total assets were positioned near the median of the group.

| PEER GROUP | |
|---|---|
| BOK FINANCIAL CORP | M&T BANK CORPORATION |
| CADENCE BANK | OLD NATIONAL BANCORP |
| COMERICA INCORPORATED | REGIONS FINANCIAL CORPORATION |
| CULLEN/FROST BANKERS INC. | SOUTHSTATE CORPORATION |
| EAST WEST BANCORP INC. | SYNOVUS FINANCIAL CORP |
| F.N.B. CORPORATION | VALLEY NATIONAL BANCORP |
| FIRST HORIZON CORPORATION | WEBSTER FINANCIAL CORPORATION |
| HUNTINGTON BANCSHARES INCORPORATED | WESTERN ALLIANCE BANCORPORATION |
| KEYCORP | WINTRUST FINANCIAL CORPORATION |
| | ZIONS BANCORPORATION |

Assisted by Meridian, the Committee re-evaluated the Corporation's peer group in June 2024, with no changes resulting from the review.

# OTHER ASPECTS OF OUR EXECUTIVE COMPENSATION PROGRAM

## Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines to reinforce their commitment to creating long-term shareholder value. Within five years of appointment, the CEO must reach and subsequently retain shares equivalent to six times his base salary; the requirement for the other NEOs is three times their base salary. Any unvested performance shares are not considered to satisfy the requirement. As of February 2025, all NEOs had met the requirement or were targeted to reach their requirement by the applicable deadline.

## Compensation Recoupment (Clawback) Policy

In 2023, the Committee approved the Corporation's Compensation Recoupment Policy, which is designed to comply with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market Listing Rule 5608. The policy provides for: (i) the recovery or "clawback" of excess incentive-based compensation earned by current or former executive officers of the Corporation in the event that the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period; and (ii) the recovery or "clawback" of covered awards (including time-based incentive awards) earned by current or former executive officers of the Corporation, as well as other employees designated by the Committee from time to time, in the event of misconduct. The policy defines misconduct as the willful violation of any law, rule or regulation that causes material financial or reputational harm to the Corporation; the material breach of any written policy of the Corporation; the willful or reckless disclosure of the Corporation's confidential information or trade secrets; or the commission of an act of fraud, dishonesty or recklessness in the performance of duties, which is not in good faith and which subjects the Corporation to excessive risk, financial loss or materially disrupts, damages, impairs or interferes with the business of the Corporation.

Exhibit 97.1 of our Form 10-K for the year ended December 31, 2024 includes a copy of the Corporation's Compensation Recoupment Policy.

## Equity Award Grant Procedures

The Committee adopted an Equity Award Grant Procedure to standardize the process of granting equity in accordance with applicable law and regulatory requirements and avoid the possibility or appearance of timing of equity grants for the personal benefit of executives or employees. Under these procedures, equity awards to executive officers and the Principal Accounting Officer are granted at the Committee's first regularly scheduled meeting taking place in the month of February, and equity awards to other employees are granted on the first business day that NASDAQ is open following the second complete day of trading following the release of the Corporation's earning results for the first quarter of the calendar year. Equity grants to certain newly hired employees or promoted individuals, including executive officers, are made on the last business day prior to the 15th day of each month or the last business day of each month, whichever day first follows the date on which the newly-hired individual commences providing active services to the Corporation or the promoted individual commences providing active services to the Corporation at the promoted level. All equity awards are granted under a shareholder-approved plan. Equity awards are not granted in anticipation of the release of material non-public information, and the release of material non-public information is not timed on the basis of equity grant dates. Since 2005 we have not granted, and currently have no plan to grant, option awards and, consequently, we have not adopted a policy with respect to the timing of option awards relative to the disclosure of material non-public information.

## Tax Deductibility of Executive Compensation

As part of its role, the Committee considers the deductibility of executive compensation under Section 162(m) of the U.S. Internal Revenue Code. The Committee is cognizant of and will continue to consider the impact of the U.S. Tax Cuts and Jobs Act of 2017, which expanded the number of individuals covered by Section 162(m) of the Internal Revenue Code and eliminated the exception for performance-based compensation (generally effective beginning for the 2018 tax year) on the Corporation's compensation programs and design. In addition, for NEOs who are residents of Puerto Rico, compensation is deductible for income tax purposes if it meets the reasonable compensation test of the P.R. Internal Revenue Code. It is the Committee's intention that the compensation paid to Popular's NEOs be deductible, to the extent practicable, but the Committee reserves the ability to grant or pay compensation that is not deductible. For the fiscal year 2024, all NEOs (except Mr. Chinea) were residents of Puerto Rico.

# RISK MITIGATION

Appropriate risk management is a key consideration in Popular's daily operations and decisions. We seek to design compensation programs that do not promote improper sales practices or encourage excessive or unnecessary risk taking by employees. We share with management regular communications concerning the regulatory requirements governing sound sales and incentive practices.

The Committee conducts an annual review of incentive and sales practice risks in coordination with the CRO. During the December 2024 Committee meeting, the CRO outlined the results of his evaluation, which covered absolute levels and year-over-year changes in number of participants and incentive award payouts, trends in customer claims and complaints, and an in-depth review of specific plans in multiple sales and support divisions. The review encompassed sales practices and the reinforcing framework of incentives, policies and procedures, monitoring and controls, customer inquiries/complaints, employee training, and feedback mechanisms. Based on the review, the CRO did not identify any incentive plans or sales practices that would encourage employees to take unnecessary or excessive risks.

The compensation programs are designed to adequately balance risks and rewards through: appropriate use of base salary, short-term incentives (cash) and long-term incentives (stock); thresholds and caps to limit payouts; mix of financial and non-financial components; link to company performance; and competitive pay practices. Furthermore, an executive's incentive payout may be adjusted by the Committee at its discretion if results are not aligned with Popular's risk appetite. The Committee will continue to monitor our compensation programs to ensure that they do not promote improper sales practices or inappropriate risk-taking, and that they comply with current and emerging regulations and industry leading practices.

## REPORT OF THE TALENT AND COMPENSATION COMMITTEE

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted,

The Talent and Compensation Committee

Alejandro M. Ballester, Chair
Robert Carrady
Betty DeVita
John W. Diercksen
Alejandro M. Sánchez
Carlos A. Unanue

# 2024 Executive Compensation Tables and Compensation Information

## 2024 SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our NEOs for the year ended December 31, 2024, which reflects the full year of the equity (stock) and non-equity (cash) components of our current executive compensation program for our NEOs.

| Name And Principal Position | Year | Salary (a) | Bonus (b) | Stock Awards (c) | Non-Equity Incentive Plan Compensation (d) | Change in Pension Value and Nonqualified Deferred Compensation Earnings (e) | All Other Compensation (f) | Total |
|---|---|---|---|---|---|---|---|---|
| **Ignacio Alvarez** Chief Executive Officer | 2024 | $ 1,130,000 | $ 47,083 | $ 3,491,878 | $ 1,438,942 | — | $ 50,507 | $ 6,158,410 |
| | 2023 | 1,130,000 | 47,083 | 3,081,501 | 1,466,740 | — | 43,120 | 5,768,444 |
| | 2022 | 1,125,385 | 47,083 | 3,022,051 | 2,093,300 | — | 35,889 | 6,323,708 |
| **Jorge J. García** Executive Vice President and Chief Financial Officer[(g)] | 2024 | 540,529 | 24,583 | 666,724 | 382,173 | — | 10,872 | 1,624,881 |
| | 2023 | — | — | — | — | — | — | — |
| | 2022 | — | — | — | — | — | — | — |
| **Carlos J. Vázquez** Former Executive Vice President and Chief Financial Officer[(h)] | 2024 | 220,673 | 600 | 612,000 | 153,000 | — | 296,153 | 1,282,426 |
| | 2023 | 759,519 | 31,875 | 631,998 | 577,193 | 16,449 | 23,610 | 2,040,644 |
| | 2022 | 733,192 | 31,938 | 653,692 | 763,899 | — | 15,749 | 2,198,470 |
| **Javier D. Ferrer** President and Chief Operating Officer | 2024 | 790,000 | 32,917 | 1,297,335 | 598,267 | — | 15,774 | 2,734,293 |
| | 2023 | 782,308 | 32,917 | 1,134,107 | 621,335 | — | 15,774 | 2,586,441 |
| | 2022 | 750,000 | 31,250 | 950,697 | 822,775 | — | 18,574 | 2,573,296 |
| **Lidio V. Soriano** Executive Vice President and Chief Risk Officer | 2024 | 590,000 | 24,583 | 666,724 | 429,107 | — | 13,152 | 1,723,566 |
| | 2023 | 585,481 | 24,583 | 486,157 | 433,355 | — | 22,868 | 1,552,444 |
| | 2022 | 563,961 | 23,604 | 502,882 | 596,039 | — | 31,581 | 1,718,067 |
| **Manuel Chinea** Executive Vice President and Chief Operating Officer Popular Bank | 2024 | 564,991 | — | 552,041 | 380,132 | — | 48,606 | 1,545,770 |
| | 2023 | 560,340 | — | 464,082 | 384,031 | 4,799 | 47,725 | 1,460,977 |
| | 2022 | 537,605 | — | 423,294 | 587,892 | — | 50,387 | 1,599,178 |

(a) Minor salary differences for the NEOs between 2023 and 2024 are due to payroll administration. The only NEO who received a salary adjustment was Mr. García. The Committee approved a base salary adjustment for Mr. García, increasing his salary from $406,249 to $590,000, effective April 1, 2024, in connection with his promotion to the role of CFO.

(b) Includes Popular's customary Christmas bonus provided to its Puerto Rico-based employees, equal to 4.17% of annual base salary. Due to Mr. Vázquez's retirement on March 31, 2024, he was not eligible for the customary Christmas bonus provided to Puerto Rico-based employees. Mr. Vázquez received a $600 Christmas bonus as required by Puerto Rico law for employees hired before January 1, 2018, who worked 700 hours or more between October 1, 2023 and September 30, 2024, and who are no longer employed by the Corporation.

(c) The awards reported in the "Stock Awards" column were provided in the form of restricted stock and performance shares granted on February 22, 2024. The value in the column above represents the aggregate grant date fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718. The fair value applicable to restricted stock and performance share grants based on internal financial metrics is the closing price of Popular's common stock on the grant date ($83.48). The fair value applicable to the market based relative TSR performance share awards, derived from a Monte Carlo simulation, is $93.50. Refer to the Corporation's consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2024.

With regards to the restricted stock, shares will vest (i.e., no longer be subject to forfeiture) in equal annual instalments over four years. The grant date fair value of the restricted stock award is as follows: I. Alvarez, $1,695,000; J. García, $354,000; C. Vázquez, $612,000; J. Ferrer, $711,000; L. Soriano, $354,000; and M. Chinea $282,500. Due to Mr. Vázquez's retirement on March 31, 2024, the shares corresponding to Mr. Vázquez's award ($612,000) will vest on March 31, 2025 and are subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions that extend for one year after his retirement date.

The performance shares vest after the end of a 3-year performance cycle (2024-2026). The number of shares actually earned will depend on Popular's achievement of goals related to: (i) TSR relative to an industry index of United States banks with assets between $25B - $500B; and (ii) an absolute 3-year simple average ROATCE goal. Each metric corresponds to one-half of the target performance share incentive opportunity. Actual earned awards may range from 0 to 1.5 times the target opportunity based on performance. The amounts in the table reflect the target (or 100%) level of achievement, as follows: I. Alvarez, $1,796,878; J. García, $312,724; J. Ferrer, $586,335; L. Soriano, $312,724; and M. Chinea, $269,541. The potential maximum value for each performance shares award is as follows: I. Alvarez, $2,695,405; J. García, $469,174; J. Ferrer, $879,591; L. Soriano, $469,174; and M. Chinea, $404,400. As a result of his retirement on March 31, 2024, Mr. Vázquez was not awarded Performance Shares in 2024.

(d) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each NEO under Popular's annual STI plan for the applicable performance year (which are paid in the first quarter of the following calendar year). NEOs were eligible to participate in a 2024 annual cash incentive opportunity based on the achievement of their annual corporate, strategic and individual goals. The "2024 Executive Compensation Programs and Pay Decisions" section of the CD&A describes how the 2024 short-term incentive awards to the NEOs were determined. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved a prorated Short-Term cash Incentive of $153,000, corresponding to Mr. Vázquez's target opportunity under the STI plan of 80% of base salary prorated based on the three full calendar months of employment during 2024.

(e) No additional benefits in the defined benefit retirement and restoration plans were earned in 2024 as they have been frozen since 2009. This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31, 2024. Present value for changes in pension value were determined using year-end Statement of Financial Accounting Standard Codification Topic 715, Compensation - Retirement Benefits (ASC 715) assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. The age to receive retirement benefits with no reductions is 55, provided the participant has completed 10 years of service. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

(f) The amounts reported in the "All Other Compensation" column reflect, for each NEO, the sum of (i) the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000, (ii) the amounts contributed by Popular to the Savings and Investment Plan, (iii) the imputed cost of coverage in excess of $50,000 for group-term life insurance, and (iv) the change in value of the retiree medical insurance coverage. The contribution to the USA Savings and Investment Plan for Mr. Chinea was $13,800. The imputed cost to Mr. Alvarez coverage in excess of $50,000 for group-term life insurance was $14,478. The change in value of the retiree medical insurance coverage for Mr. Vázquez was $29,620. The amount reported in the "All Other Compensation" column for Mr. Vázquez also reflects $256,000, which corresponds to the monthly fee of $32,000 that Mr. Vázquez received during 2024 under the CFO Service Agreement described in the section titled "CFO Service Agreement" of this CD&A.

To the extent that an individual's aggregate amount of perquisites received is less than $10,000, such amounts have been excluded from the "Other Compensation" calculation, but all perquisites have been included by type in the table below.

| Name | Non Work-Related Security | Use Of Company-Owned Vehicle | Other[i] |
|---|---|---|---|
| **Ignacio Alvarez** | • | • | • |
| **Jorge J. García** | | • | • |
| **Carlos J. Vázquez** | | • | • |
| **Javier D. Ferrer** | | • | • |
| **Lidio V. Soriano** | | • | • |
| **Manuel Chinea** | | | • |

(i) Includes benefits provided to certain NEOs, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by each NEO, such as personal tickets to events sponsored by Popular, the cost of routine preventive medical examination for executives, and car allowance for non-Puerto Rico based executives.

(g) Mr. García was appointed Executive Vice President and Chief Financial Officer of the Corporation, succeeding Mr. Vázquez effective April 1, 2024.

(h) Mr. Vázquez voluntarily retired as CFO of the Corporation, effective March 31, 2024.

# 2024 GRANTS OF PLAN-BASED AWARDS

The following table details equity and non-equity plan-based awards granted to each of the NEOs during fiscal year 2024 (values below have been rounded to the nearest dollar or whole share, as applicable).

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[b] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[c] | Grant Date Fair Value of Stock and Option Awards ($)[d] |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **Ignacio Alvarez** | | | | | | | | | $3,491,878 |
| 2024 Short-Term Cash Incentive | | $762,750 | $1,525,500 | $2,288,250 | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 20,305 | |
| Performance Shares | 22-Feb-2024 | | | | 10,154 | 20,306 | 30,460 | | |
| **Jorge J. García[e]** | | | | | | | | | 666,724 |
| 2024 Short-Term Cash Incentive | | 236,000 | 472,000 | 708,000 | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 4,241 | |
| Performance Shares | 22-Feb-2024 | | | | 1,768 | 3,534 | 5,302 | | |
| **Carlos J. Vázquez[f]** | | | | | | | | | 612,000 |
| 2024 Short-Term Cash Incentive | | | 153,000 | | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 7,332 | |
| Performance Shares | 22-Feb-2024 | | | | — | — | — | | |
| **Javier D. Ferrer** | | | | | | | | | 1,297,335 |
| 2024 Short-Term Cash Incentive | | 316,000 | 632,000 | 948,000 | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 8,518 | |
| Performance Shares | 22-Feb-2024 | | | | 3,314 | 6,626 | 9,940 | | |
| **Lidio V. Soriano** | | | | | | | | | 666,724 |
| 2024 Short-Term Cash Incentive | | 236,000 | 472,000 | 708,000 | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 4,241 | |
| Performance Shares | 22-Feb-2024 | | | | 1,768 | 3,534 | 5,302 | | |
| **Manuel Chinea** | | | | | | | | | 552,041 |
| 2024 Short-Term Cash Incentive | | 226,000 | 452,000 | 678,000 | | | | | |
| Restricted Stock | 22-Feb-2024 | | | | | | | 3,385 | |
| Performance Shares | 22-Feb-2024 | | | | 1,524 | 3,046 | 4,570 | | |

(a) This section contains the 2024 STI. The amounts shown in the "Threshold" column assume that NEOs are awarded with the minimum level for the corporate, strategic and individual goals; however, these portions are not guaranteed. The actual STI awards for 2024 performance were as follows: I. Alvarez, $1,438,942; J. García, $382,173; J. Ferrer, $598,267; L. Soriano, $429,107; and M. Chinea, $380,132. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved a prorated Short-Term cash Incentive of $153,000, corresponding to Mr. Vázquez's target opportunity under the STI plan of 80% of base salary prorated based on the three full calendar months of employment during 2024.

(b) This section contains the performance shares awarded on February 22, 2024. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 22, 2024 ($83.48). The shares vest on the day of the first scheduled meeting of the Committee in February 2027, subject to the Corporation's achievement of the 2024-2026 performance goals as certified by the Committee in such meeting. The performance goals will be based on two performance metrics weighted equally: TSR and absolute simple average ROATCE. The performance cycle is a three-year period beginning on January 1 of the calendar year of the grant date and ending on December 31 of the third year. Each performance goal will have a defined minimum threshold (*i.e.,* minimum result for which an incentive would be earned) equal to one-half of the target number of shares, a target (*i.e.,* result at which 100% of the incentive would be earned) and a maximum level of performance (*i.e.,* result at which 1.5 times the target number of shares would be earned). Dividend equivalents are accrued and paid at the end of the performance period based on the actual number of shares earned. As a result of his retirement on March 31, 2024, Mr. Vázquez was not awarded Performance Shares in 2024.

(c) This section contains the restricted stock awarded on February 22, 2024. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 22, 2024 ($83.48). The shares will vest (*i.e.,* no longer to be subject to forfeiture) in substantially equal annual instalments during the four years following the grant date. Due to Mr. Vázquez's retirement on March 31, 2024, the Committee approved a Long-Term Award of 80% of Mr. Vázquez's base salary consisting of 7,332 shares of restricted stock determined based on the closing price of the Corporation's common stock on the grant date, February 22, 2024, with a one-year vesting period, ending on March 31, 2025. The restricted stock awarded to Mr. Vázquez is subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions that extend for one year after his retirement date.

(d) Represents the grant date fair value, in accordance with FASB ASC Topic 718, of the performance shares and restricted stock granted in 2024.

(e) Mr. García was appointed Executive Vice President and Chief Financial Officer of the Corporation, succeeding Mr. Vázquez, effective April 1, 2024.

(f) Mr. Vázquez voluntarily retired as CFO of the Corporation, effective March 31, 2024.

## 2024 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information with respect to the value of all outstanding restricted stock and performance shares previously awarded to the NEOs (based on the closing price of Popular's common stock as of December 31, 2024, which was $94.06).

| | Stock Awards | | | |
|---|---|---|---|---|
| Name | Number of Shares or Units of Stock That Have Not Vested (#)(a) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(b) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Ignacio Alvarez | 90,983 | $8,557,861 | 62,436 | $5,872,730 |
| Jorge J. García | 9,183 | 863,753 | 5,301 | 498,612 |
| Carlos J. Vázquez | 11,013 | 1,035,883 | 6,177 | 581,009 |
| Javier D. Ferrer | 32,135 | 3,022,618 | 19,374 | 1,822,318 |
| Lidio V. Soriano | 19,199 | 1,805,858 | 10,053 | 945,585 |
| Manuel Chinea | 10,190 | 958,471 | 9,105 | 856,416 |

(a) Vesting dates of shares or units of stock that have not vested:

| | Restricted Stock Awards | | | | | | | | | | Performance Shares Award 2022(vii) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | 2015(i) | 2016(i) | 2017(i) | 2018(i) | 2019(i) | 2020(ii) | 2021(iii) | 2022(iv) | 2023(v) | 2024(vi) | | |
| Ignacio Alvarez | 3,113 | 3,518 | 1,368 | 3,757 | 4,871 | 6,138 | 4,730 | 8,041 | 15,487 | 19,668 | 20,292 | 90,983 |
| Jorge J. García(viii) | 614 | 747 | 480 | 473 | 423 | 483 | 0 | 448 | 1,274 | 4,241 | 0 | 9,183 |
| Carlos J. Vázquez(ix) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,102 | 3,911 | 11,013 |
| Javier D. Ferrer | 1,820 | 2,166 | 840 | 992 | 992 | 1,194 | 858 | 3,044 | 6,852 | 8,251 | 5,126 | 32,135 |
| Lidio V. Soriano | 1,690 | 1,968 | 764 | 901 | 902 | 1,035 | 745 | 1,489 | 2,588 | 4,108 | 3,009 | 19,199 |
| Manuel Chinea | 368 | 530 | 409 | 481 | 531 | 637 | 330 | 519 | 1,522 | 2,020 | 2,843 | 10,190 |

(i) The shares will vest upon termination of employment on or after age 55 and completing 10 years of service.

(ii) 80% of the shares vest in equal annual installments during the four years following the grant date (February 27, 2020) and 20% vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iii) Shares vest in substantially equal annual installments during the four years following the grant date (February 25, 2021). Mr. García's grant was awarded in his role as a Division Manager, with a vesting period of three years.

(iv) Shares vest in substantially equal annual installments during the four years following the grant date (February 22, 2022).

(v) Shares vest in substantially equal annual installments during the four years following the grant date (February 27, 2023).

(vi) Shares vest in substantially equal annual installments during the four years following the grant date (February 22, 2024). The amount shown for Mr. García reflect his status as a retirement non-eligible employee. All other amounts shown reflect the corresponding accelerated withholding available for retirement eligible employees. Due to Mr. Vázquez's retirement on March 31, 2024, the shares corresponding to Mr. Vázquez's award will vest on March 31, 2025.

(vii) The number of shares shown in the tables above are actual shares earned based on the degree to which the goals were attained during the 2022 - 2024 performance cycle that ended on December 31, 2024. The shares were subject to continued time-based vesting until February 25, 2025. The dividend equivalents earned as of December 31, 2024 and subject to continued time-based vesting until February 25, 2025, were as follows: I. Alvarez, 1,908 shares; C. Vázquez, 369 shares; J. Ferrer, 483 shares; L. Soriano, 284 shares; and M. Chinea, 269 shares.

(viii) Mr. García was appointed Executive Vice President and Chief Financial Officer of the Corporation, succeeding Mr. Vázquez, effective April 1, 2024. Mr. García received performance shares for the first time in the 2024 - 2026 performance cycle upon his promotion to CFO.

(ix) Mr. Vázquez voluntarily retired as CFO of the Corporation, effective March 31, 2024.

(b) Vesting dates of unearned shares, units or other rights that have not vested:

| Name | 2023 Performance Shares Award[i] | 2024 Performance Shares Award[ii] | Total |
|---|---|---|---|
| Ignacio Alvarez | 31,977 | 30,459 | 62,436 |
| Jorge J. García | — | 5,301 | 5,301 |
| Carlos J. Vázquez | 6,177 | — | 6,177 |
| Javier D. Ferrer | 9,435 | 9,939 | 19,374 |
| Lidio V. Soriano | 4,752 | 5,301 | 10,053 |
| Manuel Chinea | 4,536 | 4,569 | 9,105 |

(i) The number of performance shares shown in the tables above is based on achievement of maximum performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2026, subject to the Corporation's achievement of the 2023-2025 performance goals as certified by the Committee in such meeting.

(ii) The number of performance shares shown in the tables above is based on achievement of maximum performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2027, subject to the Corporation's achievement of the 2024-2026 performance goals as certified by the Committee in such meeting. Refer to Note (b) of the Grants of Plan-Based Awards Table.

## 2024 OPTION EXERCISES AND STOCK VESTED TABLE

The following table includes certain information with respect to the vesting of stock awards during 2024.

| Name | Stock Awards | |
|---|---|---|
| | Number Of Shares Acquired On Vesting (#) | Value Realized On Vesting ($)[i] |
| Ignacio Alvarez | 47,480 | $3,962,828 |
| Jorge J. García | 2,157 | 179,980 |
| Carlos J. Vázquez | 28,335 | 2,442,513 |
| Javier D. Ferrer | 11,981 | 999,939 |
| Lidio V. Soriano | 9,150 | 763,695 |
| Manuel Chinea | 7,781 | 649,488 |

(i) Value represents the number of shares that vested multiplied by the closing market value of our common stock on the applicable vesting dates. The amount shown for Mr. Vázquez is attributed to his retirement vesting, which took effect on March 31, 2024.

## POST-TERMINATION COMPENSATION

### Pension and Retirement Benefits

Popular offers comprehensive retirement benefits to all eligible employees, including NEOs, as summarized below:

### 2024 Pension Benefits

The following table sets forth certain information with respect to the value of Pension Benefits accrued as of December 31, 2024 under Popular's pension plans for the NEOs eligible to participate in such plans. Messrs. Alvarez, García, Ferrer and Soriano are not eligible to participate in the Retirement Plan or the Restoration Plans.

| Name | Plan Name | Number of Years of Credited Service Through April 30, 2009[a] | Present Value of Accumulated Benefit ($)[b] | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Carlos J. Vázquez[c] | Retirement Plan | 8.750 | $ 251,776 | $13,489 |
| | Restoration Plan | | 665,973 | 35,679 |
| Manuel Chinea | Retirement Plan | 11.750 | 172,386 | — |

(a) The number of years of credited service shown in this column were the number of years accumulated by Mr. Vázquez and Mr. Chinea until April 30, 2009, when the Retirement Plan was frozen with regard to all future benefit accruals.

(b) This column represents the present value of all future expected pension benefit payments. Values were determined using year-end ASC 715 assumptions with the exception that payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. Each participating NEO has reached the aforementioned unreduced retirement eligibility. Normal retirement is upon reaching age 65 and completing 5 years of service. The normal retirement benefit is equal to the sum of (a) 1.10% of the average final compensation multiplied by the years of credit up to a maximum of 10 years, plus (b) 1.45% for each additional year of credit up to a maximum of 20 additional years. Participants become eligible for early retirement upon the earlier of: (a) attainment of age 50 with sum of age and years of service equal or greater than 75 or (b) attainment of age 55 with 10 or more years of service.

(c) Mr. Vázquez received payments for both Retirement and Restoration plans during the fiscal year 2024 as a retiree.

**Retirement Plan.** The Retirement Plan is a defined benefit pension plan that is tax-qualified under the Puerto Rico Internal Revenue Code and the United States Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was frozen with regard to all future benefit accruals after April 30, 2009. The Retirement Plan's benefit formula is based on a percentage of average final compensation and years of service. Normal retirement age under the Retirement Plan is age 65 with 5 years of service.

**Restoration Plans.** Popular has adopted two non-United States tax qualified benefit restoration plans ("Restoration Plans"), which are designed to restore benefits that would otherwise have been received by an eligible employee under the Retirement Plan but for the limitations imposed by the United States Internal Revenue Code. The Restoration Plans do not offer credit for years of service not actually worked, preferential benefit formulas or accelerated vesting of pension benefits, beyond the provisions of the Retirement Plan. The restoration benefits of employees who are residents of Puerto Rico are funded through a pension trust that is qualified under the Puerto Rico Internal Revenue Code. In addition, BPPR maintains an irrevocable "rabbi" trust as a source of funds for payment of benefit restoration liabilities to all non- Puerto Rico resident participants.

## Savings and Investment Plans

**Puerto Rico Savings and Investment Plan.** The Popular, Inc. Puerto Rico Savings and Investment Plan is tax-qualified under the Puerto Rico Internal Revenue Code of 2011, as amended. It allows eligible Puerto Rico-based employees to defer a portion of their eligible annual cash compensation on a pre-tax or after-tax basis, subject to the maximum amount permitted by applicable tax laws.

**USA Savings and Investment Plan.** The Popular, Inc. 401(k) USA Savings and Investment Plan is a United States tax-qualified plan that permits eligible United States based employees to defer a portion of their eligible annual cash compensation on a pre-tax basis, subject to the maximum amount permitted by applicable tax laws.

**Matching contribution to the Savings and Investment Plans.** Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

## 2024 Non-Qualified Deferred Compensation

The following table shows nonqualified deferred compensation activity and balances attributable to NEOs who participate in the corresponding plan.

| Name | NEO Contribution in Last FY 2024[a] | Registrant Contribution in Last FY (2024) | Aggregate Earnings in Last FY (2024)[b] | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (12/31/2024)[c] |
|---|---|---|---|---|---|
| Ignacio Alvarez | $ 491,456 | — | $228,490 | — | $3,358,099 |
| Carlos J. Vázquez | 78,315 | — | 115,228 | — | 1,143,540 |
| Javier D. Ferrer | 259,476 | — | 125,746 | — | 1,743,796 |
| Manuel Chinea | — | — | 264,644 | — | 3,024,990 |

(a) Amounts reported in this column are included in the Salary column of the 2024 Summary Compensation Table.

(b) Based on notional earnings and losses from notional investments made by participants in a slate of investment options available under the plan. As such, said earnings are not included as compensation in the Summary Compensation Table.

(c) Amounts reported in this column were reported in the Salary column of the Summary Compensation Table of pervious years or in the Aggregate Earnings in the Last FY column of the Non-Qualified Deferred Compensation table of previous years.

**Puerto Rico Nonqualified Deferred Compensation Plan.** The Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan allows certain management or highly compensated Puerto Rico-based employees to defer receipt of a portion of their annual cash compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan. Participants are fully vested in their deferrals at all times. The plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2024, Messrs. Alvarez, Vázquez, and Ferrer participated in this plan.

**Popular North America, Inc. Deferral Plan.** The Popular North America, Inc. ("PNA") Deferral Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of PNA or its subsidiaries. Under this plan, participants may elect to defer a portion of their annual cash compensation. The PNA Deferral Plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2024, Mr. Chinea participated in this plan.

The Puerto Rico and North America deferral plans maintain irrevocable "rabbi" trusts as a source of funds for payment of deferred compensation obligations to participants.

## Potential Payments Upon Termination or Change In Control

**No Employment or Change in Control Agreements; No Gross-ups.** The Corporation does not have any employment or change in control agreements with our NEOs and does not provide for any tax gross-ups. Please refer to the sections titled "Former CFO Service Agreement" and "CEO Retirement and Service and Award Agreements" for information regarding post-retirement agreements entered into by Mr. Vázquez and Mr. Alvarez, respectively.

**2020 Omnibus Plan.** On May 12, 2020, the shareholders of the Corporation adopted the Popular, Inc. 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan"), which provides for cash and equity-based compensation incentives for the Corporation's executives and employees. Upon the adoption of the 2020 Omnibus Plan, no new awards are made under the Popular, Inc. 2004 Omnibus Incentive Plan, the Corporation's previous incentive plan (the "2004 Omnibus Plan"). The 2004 Omnibus Plan continues to govern awards outstanding under the 2004 Omnibus Plan. Both the 2020 Omnibus Plan and the 2004 Omnibus Plan contain provisions governing change in control with respect to outstanding equity awards. The terms of the 2020 and 2004 Omnibus Plans provide for "double-trigger" vesting in the event of a change in control, which means that awards subject to time-based vesting will only vest if the holder's employment is terminated without Cause, or if the holder terminates employment for Good Reason (each as defined in the 2020 and 2004 Omnibus Plans) within two years after a change in control. Except as otherwise set forth in an award agreement, awards subject to performance-based vesting will be deemed earned at the greater of target or actual performance through the change in control date (or if no target level is specified, the maximum level) and will be subject to time-based vesting through the end of the original performance cycle for each such award, subject to accelerated vesting on a termination without Cause or for Good Reason within two years after the change in control. Awards granted before April 30, 2013 under the 2004 Omnibus Plan are generally subject to a single trigger requirement for accelerated vesting in the event of a change in control. Under the 2020 Omnibus Plan, a change in control generally occurs: (i) if, during any period of two years or less, the individuals of the Board of Directors of the Corporation cease to constitute a majority of the Board; (ii) if any person is or becomes a beneficial owner of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then-outstanding securities eligible to vote for the election of the Board; (iii) upon the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's shareholders, except in certain circumstances; (iv) upon the consummation of a sale of all or substantially all of the Corporation's assets; or (v) if the Corporation's shareholders approve a plan of complete liquidation or dissolution of the Corporation.

**Puerto Rico Statutory Severance.** Under Puerto Rico law, if any employee hired prior to January 26, 2017 (including all of our Puerto Rico-based NEOs) is terminated from employment without "just cause", as defined by Puerto Rico Law No. 80 of May 30, 1976 ("Law 80"), the employee is entitled to statutory severance, which is calculated as follows: (i) employees with less than five years of employment—two months of compensation plus an additional one week of compensation per year of service; (ii) employees with five through fifteen years of employment—three months of compensation plus two weeks of compensation per year of service; (iii) employees with more than fifteen years of employment—six months of compensation plus three weeks of compensation per year of service.

**Retirement of CFO.** As previously disclosed and outlined in the 2024 Summary Compensation Table, Mr. Vázquez retired from the position of CFO on March 31, 2024. In connection with his voluntary retirement, the Committee approved: (i) a 2024 long-term equity incentive award of $612,000 in restricted stock corresponding to Mr. Vázquez's LTI target opportunity of 80% of base salary (vesting March 31, 2025 and subject to restrictive covenants); and (ii) a prorated short-term cash incentive for 2024 of $153,000 (based on his full-year 80% STI target opportunity, prorated based on the three full calendar months of employment during 2024). In addition, the Corporation and Mr. Vázquez entered into a one-year service agreement pursuant to which Mr. Vázquez would provide consulting services to facilitate the transition of CFO responsibilities to his successor and support general business needs. During the term of the service agreement, Mr. Vázquez receives a monthly consulting fee of $32,000 and is subject to certain restrictive covenants.

**Retirement of CEO.** As previously disclosed, on February 25, 2025, Mr. Alvarez announced his retirement as CEO of the Corporation effective June 30, 2025. Please see the section titled "CEO Retirement and Service and Award Agreements" of the CD&A for a discussion of the service and award agreements entered into by the Corporation and Mr. Alvarez upon the announcement of his retirement.

The following table and footnotes describe certain potential payments that each NEO that is a current employee would receive upon termination of employment or a change in control as of December 31, 2024. The table does not include:

- compensation or benefits previously earned by the NEO or equity awards that are fully vested, including benefits under the Savings and Investment Plans described above;

- the value of pension benefits that are disclosed in the Pension Benefits table above;

- the amounts payable under deferred compensation plans that are disclosed in the Nonqualified Deferred Compensation Plan table above; and

- the severance amounts payable under Law 80.

| Name and Termination Scenarios[a] | Total ($) | Long-Term Incentive Plan($)[b] | |
| --- | --- | --- | --- |
| | | Restricted Stock | Performance Shares |
| **Ignacio Alvarez** | | | |
| Retirement[c] | $ 8,557,861 | $8,557,861 | — |
| Death & Disability | 12,473,014 | 8,557,861 | 3,915,153 |
| Change in Control[d] | 12,473,014 | 8,557,861 | 3,915,153 |
| Resignation[e] | 8,557,861 | 8,557,861 | — |
| Termination With Cause | — | — | — |
| Termination Without Cause[e] | 10,531,302 | 8,557,861 | 1,973,442 |
| **Jorge J. García** | | | |
| Retirement[c] | — | — | — |
| Death & Disability | 1,196,161 | 863,753 | 332,408 |
| Change in Control[d] | 1,196,161 | 863,753 | 332,408 |
| Resignation[e] | — | — | — |
| Termination With Cause | — | — | — |
| Termination Without Cause[e] | 645,285 | 534,483 | 110,803 |

| Name and Termination Scenarios[a] | Total ($) | Long-Term Incentive Plan($)[b] | |
| | | Restricted Stock | Performance Shares |
|---|---|---|---|
| **Javier D. Ferrer** | | | |
| Retirement[c] | 3,022,618 | 3,022,618 | — |
| Death & Disability | 4,237,497 | 3,022,618 | 1,214,879 |
| Change in Control[d] | 4,237,497 | 3,022,618 | 1,214,879 |
| Resignation[e] | 3,022,618 | 3,022,618 | — |
| Termination With Cause | — | — | — |
| Termination Without Cause[e] | 3,624,790 | 3,022,618 | 602,172 |
| **Lidio V. Soriano** | | | |
| Retirement[c] | 1,805,858 | 1,805,858 | — |
| Death & Disability | 2,436,248 | 1,805,858 | 630,390 |
| Change in Control[d] | 2,436,248 | 1,805,858 | 630,390 |
| Resignation[e] | 1,805,858 | 1,805,858 | — |
| Termination With Cause | — | — | — |
| Termination Without Cause[e] | 2,115,315 | 1,805,858 | 309,457 |
| **Manuel Chinea** | | | |
| Retirement[c] | 958,471 | 958,471 | — |
| Death & Disability | 1,529,416 | 958,471 | 570,944 |
| Change in Control[d] | 1,529,416 | 958,471 | 570,944 |
| Resignation[e] | 958,471 | 958,471 | — |
| Termination With Cause | — | — | — |
| Termination Without Cause[e] | 1,243,599 | 958,471 | 285,127 |

(a) The annual performance incentive is not guaranteed; therefore, if termination of employment takes place before the date the award is paid, the NEO would not be entitled to receive the award.

(b) Values of equity grants are based on $94.06, the closing price of Popular's common stock as of December 31, 2024. Amounts paid with respect to incentive awards granted after September 25, 2014 are subject to clawback in accordance with Popular's Incentive Recoupment Guideline and Compensation Recoupment Policy, as applicable, as previously discussed in the "Other Aspects of Our Executive Compensation Program" section. Termination provisions based on type of termination prior to vesting are detailed in the table below. The termination provisions identified in the following table as Become Vested and Prorated Vesting, entail a lump sum payment by the Corporation. The termination provision identified as Contingent Vesting, entails a payment by the Corporation at the end of the performance cycle.

| | Regular Restricted Stock | Performance Shares |
|---|---|---|
| Retirement | Become Vested | Contingent Vesting |
| Death & Disability | Become Vested | Become Vested |
| Change in Control | Become Vested | Become Vested |
| Resignation | Forfeiture | Forfeiture |
| Termination With Cause | Forfeiture | Forfeiture |
| Termination Without Cause | Prorated Vesting | Prorated Vesting |

(c) For grants prior to January 2014, retirement is defined as termination of employment on or after attaining age 55 and completing 10 years of service (except when termination is for cause). For grants after January 2014, the retirement definition was modified to be termination of employment on or after attaining the earlier of: (x) age 55 and completing 10 years of service, or (y) age 60 and 5 years of service (except when termination is for cause). Upon retirement, (i) regular restricted stock becomes vested and (ii) performance shares become vested with respect to the service requirement, but the actual number of shares earned is determined based on the achievement of the performance goals at the end of the performance period.

(d) Outstanding awards are subject to double trigger for accelerated vesting in the event of a change in control. The following amounts are subject to double trigger: I. Alvarez, $12,473,014; J. García, $1,196,161; J. Ferrer, $4,237,497; L. Soriano, $2,436,248; and M. Chinea, $1,529,416.

(e) For I. Alvarez, J. Ferrer, L. Soriano and M. Chinea with respect to restricted stock, any resignation or termination without cause would be considered retirement since they are retirement eligible. Upon a termination without cause for NEOs that are not retirement eligible, outstanding regular restricted stock and performance shares are awarded on a prorated basis based on the number of full months in the vesting schedule in which the person was an active employee and such reduced award will vest immediately upon the termination of employment, calculated in the case of performance shares as if the target number of performance shares had in fact been earned.

## CEO PAY RATIO

The table below sets forth comparative information regarding (A) the 2024 annual total compensation of Mr. Alvarez, our current CEO, (B) the 2024 annual total compensation of our median employee identified in 2022, and (C) the ratio of our CEO's 2024 annual total compensation compared to the 2024 annual total compensation of our median employee. For 2024, the ratio of Mr. Alvarez's 2024 annual total compensation to the 2024 annual total compensation of our median employee was approximately 129 to 1.

| | |
|---|---|
| **CEO 2024 annual total compensation (A)** | $6,158,410 |
| **Median employee 2024 annual total compensation (B)** | $ 47,737 |
| **Ratio of (A) to (B)** | 129:1 |

The pay ratio rules allow issuers to use the same median employee for comparison purposes for up to three years. Our median employee was selected in 2022 and is used for comparison purposes in this Proxy Statement. As of December 18, 2022, when our median employee was selected, our global employee population consisted of 8,944 individuals, including full-time, part-time, temporary, and seasonal employees. U.S. employees comprised 8,880 of global employees and 64 were non-U.S. employees. In determining the identity of our median employee, we excluded 64 employees from the following countries, which in aggregate represents less than 5% of our workforce: Costa Rica (19 employees); Colombia (14 employees); and British Virgin Islands (31 employees). After excluding the countries and employees described above, we determined the identity of our median employee from a total population of 8,880 U.S. employees as of December 18, 2022, which was the closing date for the last payroll period in 2022 for our non-exempt employees.

Compensation data for these employees was gathered as of the last date of the 2022 payroll period for non-exempt and exempt employees, December 18, 2022 and December 25, 2022, respectively (excluding our CEO). Total annual compensation was determined by applying a consistent compensation measure to all employees and using data reflected in our payroll records that included all elements of compensation paid in 2022 (salary, overtime pay, commissions, cash bonus, the value of vested restricted shares, dividends paid on nonvested restricted shares, etc.). We annualized base compensation for full-time and part-time employees who did not work for us the entire year. No full-time equivalent adjustments were made for part-time employees.

In accordance with SEC rules, the 2024 annual total compensation of the median employee and our CEO were determined using the same methodology that we use to determine our NEOs' annual total compensation for the 2024 Summary Compensation Table in this Proxy Statement.

## PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between ''compensation actually paid'' to our CEO and to our Non-CEO NEOs and certain financial performance of the Corporation. Compensation actually paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Corporation's pay-for-performance philosophy and how we align executive compensation with the Corporation's performance, refer to the CD&A.

### Pay Versus Performance Table

| Fiscal Year (a) | Summary Compensation Table Total for CEO[i] (b) | Compensation Actually Paid to CEO[ii][iii] (c) | Average Summary Compensation Table Total for Non-CEO NEOs[i] (d) | Average Compensation Actually paid to Non-CEO NEOs[ii][iii] (e) | Value of Initial Fixed $100 Investment Based on[iv]: Total Shareholder Return (f) | Peer Group Total Shareholder Return (g) | Net Income ($ in thousands) (h) | Company Selected Measure: ROATCE adjusted[v] (i) |
|---|---|---|---|---|---|---|---|---|
| 2024 | $ 6,158,410 | $7,533,058 | $ 1,782,187 | $ 2,024,715 | $188.04 | $128.83 | $ 614,212 | 10.00% |
| 2023 | 5,768,444 | 8,623,025 | 1,910,127 | 2,524,242 | 159.58 | 106.87 | 541,342 | 10.19% |
| 2022 | 6,323,708 | 5,415,141 | 2,022,253 | 1,811,951 | 124.26 | 110.67 | 1,102,641 | 15.47% |
| 2021 | 5,119,158 | 10,039,211 | 1,761,108 | 2,847,634 | 149.29 | 132.19 | 934,889 | 18.47% |
| 2020 | 4,782,575 | 4,607,841 | 1,569,334 | 1,423,613 | 100.16 | 92.50 | 506,622 | 10.90% |

(i)  For the years 2020 through 2024 our CEO was Mr. Alvarez. Non-CEO NEOs refers to our NEO other than the CEO. For 2020, the Non-CEO NEOs were: Messrs. C. Vázquez, J. Ferrer, L. Soriano, and E. Sepúlveda. For the years 2021, 2022 and 2023 the Non-CEO NEOs were: Messrs. C. Vázquez, J. Ferrer, L. Soriano, and M. Chinea. For 2024, the Non-CEO NEOs were: Messrs. J. García, C. Vázquez, J. Ferrer, L. Soriano, and M. Chinea.

(ii)  Fair value or change in fair value, as applicable, of equity awards in the ''Compensation Actually Paid'' columns was determined by reference to (1) for restricted stock awards, closing price on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for performance-based awards (excluding TSR Awards), the same valuation methodology as restricted stock awards above except year-end and vesting date values are multiplied by the probability of achievement as of each such date, and (3) for TSR-based performance awards, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end date(s) or, in the case of vesting date, the actual vesting price and probability of achievement.

(iii)  The adjustments (exclusions and additions) made to the Summary Compensation Total (SCT) to calculate the Compensation Actually Paid (CAP) amount are the following:

| | CEO | | | Non-CEO NEOs | | |
|---|---|---|---|---|---|---|
| | Stock Awards Excluded from SCT | Change in Pension Value Excluded from SCT[a] | Value of Stock Awards Added to CAP Amount[b] | Average Stock Awards Excluded from SCT | Average Change in Pension Value Excluded from SCT[a] | Average Value of Stock Awards Included in CAP Amount[b] |
| 2024 | $3,491,878 | — | $4,866,526 | $758,965 | — | $1,001,492 |

  (a)  This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31st. No additional pension benefits were earned in 2024, as the Corporation's defined benefit plans have been frozen since 2009.

  (b)  The amounts deducted or added in calculating the equity award adjustments are as follows:

| | Year | Year-end fair value of equity awards granted during the year ($) | Year over year change in fair value of outstanding and unvested equity awards ($) | Fair value as of vesting date of equity awards granted and vested in the year ($)[A] | Year over year change in fair value of equity awards granted in prior years that vested in the year ($) | Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($) | Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($) | Total equity award adjustments ($)[B] |
|---|---|---|---|---|---|---|---|---|
| CEO | 2024 | $3,430,584 | $1,124,567 | $ 53,177 | $82,645 | — | $175,554 | $4,866,526 |
| Non-CEO NEOs | 2024 | 744,470 | 175,016 | 33,308 | 14,084 | — | 34,613 | 1,001,492 |

  (A)  The values in this column reflect the fair value of a portion of a restricted stock award that was vested and withheld upon the grant of such award to a retirement eligible NEO for purposes of satisfying applicable tax obligations of the retirement eligible NEO in connection with the restricted stock award.

  (B)  The values shown in this column have been rounded to the nearest dollar.

(iv)  The peer group selected for TSR is the Nasdaq Bank Index, as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(v)  Adjusted Return on Average Tangible Common Equity (''ROATCE'') measures how well the Corporation's management is using its capital from investors to generate profits. ROATCE is computed by dividing net earnings applicable to common shareholders by average tangible common shareholders' equity. Goodwill, other intangible assets (i.e., intellectual property, licenses, patents, etc.), and unrealized gains and losses from available for sale and held to maturity investments are excluded from the equity calculation. The value derived from the foregoing calculation is adjusted for items that are non-recurring, unusual or not indicative of ongoing operations.

## Relation Between "Compensation Actually Paid" and Performance Measures

We believe the Pay versus Performance table above shows the alignment between compensation actually paid to the NEOs and the Corporation's performance, consistent with our compensation philosophy cited in our CD&A section titled "Highlights of Our 2024 Executive Compensation Program and Pay Decisions". In particular, a large portion of the NEOs' compensation is dependent on TSR performance, and the value of compensation increased when our TSR performance increased but declined when our TSR performance declined.

## Compensation Actually Paid vs. TSR

The graph below compares the Corporation's cumulative TSR to that of the Nasdaq Bank Index, assuming an initial $100 investment on December 31, 2019 and the value at the end of 2020, 2021, 2022, 2023 and 2024, based on the respective stock prices and reinvestment of dividends. In addition, the graph below describes the 5-year (2020-2024) relationship between the CEO and other Non-CEO NEOs compensation actually paid and the Corporation's TSR.



## Compensation Actually Paid vs. Net Income

The graph below describes the 5-year (2020-2024) relationship between the CEO's and other Non-CEO NEOs' compensation actually paid and the Corporation's net income.



**Compensation Actually Paid vs. ROATCE (adjusted)**

The graph below describes the 5-year (2020-2024) relationship between the CEO's and other Non-CEO NEOs' compensation actually paid and the Corporation's adjusted ROATCE.



The following were the most important financial performance measures, as determined by the Corporation, that link compensation actually paid to our CEO and Non-CEO NEOs to the Corporation's performance for the most recently completed fiscal year:

| Most Important Performance Measures |
| --- |
| Net Income |
| Total Shareholder Return (TSR) |
| Return on Average Tangible Common Equity (ROATCE – adjusted) |

# Compensation of Non-Employee Directors

## COMPENSATION OF DIRECTORS

### 2024 Compensation Program

The following table summarizes the compensation program for non-management directors in effect during 2024:

| Compensation | Amount |
|---|---:|
| **Equity Grant** | $125,000 |
| **Retainer** | 75,000 |
| Additional Retainers | |
| **Chairman Retainer** | 150,000 |
| **Lead Independent Director Equity Grant** | 25,000 |
| **Audit and Risk Committee Chair Retainer** | 30,000 |
| **Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer** | 20,000 |

The compensation program corresponds to the 12-month period that commences on the date of the annual meeting of shareholders.

Under the current director compensation program, all retainers are paid in either cash or equity, at the director's election. Similarly, all equity awards granted to the director may be paid in either common stock or restricted stock units under the Corporation's omnibus incentive plan. All equity awards will vest and become non-forfeitable on the grant date of such award. At the director's option, the shares of common stock underlying the restricted stock unit award are delivered to the director either on the 15th day of August immediately following the date of retirement of the director or in equal annual installments on each 15th of August of the 1st, 2nd, 3rd, 4th and 5th year after the date of retirement of the director.

To the extent that cash dividends are paid on the Corporation's outstanding common stock, the director will receive an additional number of restricted stock units that reflect reinvested dividend equivalents.

Popular reimburses directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings, participating in continuing director education programs and for other Popular-related business expenses, including the travel expenses of spouses if they are specifically invited to attend the event for appropriate business purposes.

On July 1, 2019, after serving two years as Executive Chairman and 26 years as Chief Executive Officer of the Corporation, Mr. Carrión transitioned into service as non-executive Chairman of the Board. Upon Mr. Carrión's transition, the Corporate Governance and Nominating Committee approved a compensation structure for Mr. Carrión in his role as non-executive chairman. Such compensation structure was determined after considering peer practices, the Chairman's additional significant responsibilities and required time commitment, as well as the contributions that Mr. Carrión brings to the Board due to his experience and leadership in, and knowledge of, the financial services industry, the Corporation, its business and markets. The compensation program for the Chairman of the Board consists of an annual chairman retainer (payable either in cash or equity, at the chairman's option), as well as the regular non-employee director compensation described herein. The Chairman does not receive a chair retainer for his position of Chair of the Technology Committee.

# 2024 NON-EMPLOYEE DIRECTOR SUMMARY COMPENSATION TABLE

The following table provides a summary of the compensation awarded to Popular's non-employee directors during 2024.

| Name | Fees Earned or Paid in Cash ($)[a] | Stock Awards ($)[b] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)[c] | Total ($) |
|---|---|---|---|---|---|---|---|
| **Joaquín E. Bacardí, III**[d] | $ — | $30,020 | — | — | — | — | $30,020 |
| **Alejandro M. Ballester** | 95,000 | 158,288 | — | — | — | — | 253,288 |
| **Robert Carrady** | — | 252,779 | — | — | — | — | 252,779 |
| **Richard L. Carrión** | 225,000 | 157,499 | — | — | — | $29,368 | 411,867 |
| **Bertil E. Chappuis** | 75,000 | 126,836 | — | — | — | — | 201,836 |
| **Betty DeVita** | 75,000 | 141,461 | — | — | — | — | 216,461 |
| **John W. Diercksen**[e] | — | 319,867 | — | — | — | — | 319,867 |
| **María Luisa Ferré** | 95,000 | 158,288 | — | — | — | — | 253,288 |
| **C. Kim Goodwin** | 105,000 | 158,288 | — | — | — | — | 263,288 |
| **José R. Rodríguez** | — | 225,739 | — | — | — | — | 225,739 |
| **Alejandro M. Sánchez** | 75,000 | 125,000 | — | — | — | — | 200,000 |
| **Myrna M. Soto** | 75,000 | 170,701 | — | — | — | — | 245,701 |
| **Carlos A. Unanue** | — | 252,779 | — | — | — | — | 252,779 |

(a) Represents the cash value of the $75,000 annual retainer for all directors, the $150,000 Chairman retainer for Mr. Carrión and the Committee Chair retainers for Mr. Ballester and Mss. Goodwin and Ferré each of whom elected to receive their Committee Chair retainers in cash.

(b) Represents the award of common stock or restricted stock units ("RSUs") granted to non-employee directors during 2024 under the Popular's 2020 Omnibus Incentive Plan with a grant date fair value determined in accordance with FASB ASC Topic 718. All directors received their stock awards in RSUs, except for Mr. Sánchez who elected to receive his stock award in common stock of the Corporation. The awards reported in this column include the annual equity grant of $125,000 and the awards of RSUs granted to each director as dividend equivalents with a grant date fair value as follows: Mr. Bacardí, $30,020; Mr. Ballester, $33,288; Mr. Carrady, $52,779; Mr. Carrión, $32,499; Mr. Chappuis, $1,836; Ms. Devita, $16,461; Mr. Diercksen, $64,867; Ms. Ferré, $33,288; Ms. Goodwin, $33,288; Mr. Rodríguez, $25,739; Ms. Soto, $45,701 and Mr. Unanue, $52,779. In the case of Messrs. Carrady, Diercksen, Rodríguez and Unanue, the amounts also include the $75,000 annual retainer which they elected to receive in RSUs instead of cash. The amounts for Mr. Diercksen also include the $25,000 Lead Independent Director Equity Grant and the $30,000 Audit Committee Chair retainer.

The following represents the common stock or RSUs granted to each director as stock awards during 2024 under Popular's 2020 Omnibus Incentive Plan: Mr. Ballester, 1,392; Mr. Carrady, 2,228; Mr. Carrión, 1,392; Mr. Chappuis, 1,392; Ms. DeVita, 1,392; Mr. Diercksen, 2,840; Ms. Ferré, 1,392; Ms. Goodwin, 1,392; Mr. Rodríguez, 2,228; Mr. Sánchez, 1,392; Ms. Soto, 1,392 and Mr. Unanue, 2,228. The following amounts represent the RSUs granted to each director as dividend equivalents during 2024: Mr. Bacardí, 342; Mr. Ballester, 377; Mr. Carrady, 598; Mr. Carrión, 368; Mr. Chappuis, 20; Ms. DeVita, 186; Mr. Diercksen, 735; Ms. Ferré, 377; Ms. Goodwin, 377; Mr. Rodríguez, 291; Ms. Soto, 518; and Mr. Unanue, 598.

The shares of restricted stock granted under Popular's Omnibus Incentive Plans to directors as stock awards that remained outstanding at December 31, 2024 are as follows: Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765 and Mr. Unanue, 36,657, which represent in the aggregate 151,874 outstanding shares for all directors. These restricted stock awards are subject to restrictions on transferability until the retirement of the director, when the awards become vested. The RSUs granted under Popular's Omnibus Incentive Plan to directors as stock awards that remained outstanding at December 31, 2024 are as follows: Mr. Bacardí 10,042; Mr. Ballester, 13,968; Mr. Carrady, 22,328; Mr. Carrión, 13,586; Mr. Chappuis, 1,412; Ms. DeVita, 7,165; Mr. Diercksen, 27,465; Ms. Ferré, 13,968; Ms. Goodwin, 13,968; Mr. Rodríguez, 11,450; Ms. Soto, 18,989, and Mr. Unanue 22,328, which represent in the aggregate 166,627 outstanding restricted stock units for all directors. The shares of common stock underlying the RSUs granted to Mr. Carrady, Mr. Carrión, Mr. Chappuis, Ms. Ferré, Ms. Goodwin and Mr. Rodríguez, and a portion of the RSUs granted to Ms. DeVita (5,574 RSUs) will be delivered to each director in a lump sum on the 15th of August following the date of termination of service as a director. The shares of common stock underlying the RSUs granted to Mr. Bacardí, Mr. Ballester, Mr. Diercksen, Ms. Soto and Mr. Unanue, and a portion of the RSUs granted to Ms. DeVita (1,591 RSUs) will be delivered to each director in five equal annual installments on each 15th of August of the first five years following the date of termination of service as a director.

(c) The amounts reported in the "All Other Compensation" column reflect the sum of the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000 provided to Mr. Carrión during 2024. Mr. Carrión's aggregate amount of perquisites and personal benefits include: (i) $25,015 for the personal security of Mr. Carrión, based on the estimated time usage of the personal security and the total compensation of the security officers during 2024; (ii) the implied costs for the use of a company-owned vehicle, based on the estimated depreciation, maintenance and insurance costs related to the use of the vehicle during 2024, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by Mr. Carrión during

2024; and (iii) access to the Corporation's wellness center, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by Mr. Carrión during 2024, which is available to all former employees of the Corporation who currently serve on the board of directors of the Corporation or of any of its affiliates. These perquisites and personal benefits are consistent with the perquisites and benefits that Mr. Carrión received in his prior role as Executive Chairman.

(d) Mr. Bacardí retired from the Board of Directors effective May 9, 2024. Upon Mr. Bacardí's retirement, the shares of common stock underlying the RSU awards granted to him are delivered to him in equal annual installments on each 15th of August of 2024, 2025, 2026, 2027 and 2028.

(e) On February 25, 2025, Mr. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders. The shares of common stock underlying the RSU awards granted to Mr. Diercksen will be delivered to him in equal annual installments each 15th of August of 2025, 2026, 2027 and 2028.

# NEW COMPENSATION PROGRAM

The Corporate Governance and Nominating Committee has primary responsibility for reviewing and recommending director compensation levels, subject to approval by the full Board. In making its recommendations, the committee reviews the Board's responsibilities and the compensation practices of our peers. In 2024, the Corporate Governance and Nominating Committee engaged Meridian Compensation Partners, LLC to perform an analysis of the Corporation's non-employee director compensation. Compensation was compared to the compensation of non-employee directors in the peer group used for executive compensation benchmarking, which is comprised of all publicly traded companies similar in asset size to the Corporation. After considering peer practices and various compensation structures, and upon recommendation of the Corporate Governance and Nominating Committee, in September 2024, the Board unanimously approved the following revised director compensation program which will become effective on the date of the 2025 annual meeting of shareholders:

| Compensation | Amount |
| --- | --- |
| **Equity Grant** | $135,000 |
| **Retainer** | 85,000 |
| Additional Retainers | |
| **Chairman Retainer** | 150,000 |
| **Lead Independent Director Equity Grant** | 35,000 |
| **Audit and Risk Committee Chair Retainer** | 35,000 |
| **Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer** | 25,000 |

The new compensation program follows the same compensation structure and practices used for the 2024 compensation program; however, all equity awards will vest and become non-forfeitable on the one-year anniversary of the grant date of such award.

# DIRECTOR STOCK OWNERSHIP REQUIREMENTS

Each non-employee director must own common stock with a dollar value equal to five times the non-employee director's annual retainer. Non-employee directors are required to achieve that ownership level within three years of being named or elected as a director. If at any time a director's stock ownership level falls below the stock ownership requirement, the director will be required to retain an amount equal to 100% of the net shares received as a result of vesting or payment of any equity awards until the ownership level is achieved. Pledging of common stock as collateral for loans or in margin accounts is prohibited. Each director is currently in compliance with his or her common stock ownership requirements or on track to comply with such requirements within the designated timeframe.



IV

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT



# Beneficial Ownership

## SHARES BENEFICIALLY OWNED BY DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of Popular's common stock as of March 11, 2025 for each director and nominee for director and each NEO, and by all directors, nominee for director, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

### Common Stock

| Name | Amount and Nature of Beneficial Ownership[1] | Percent of Class[2] |
|---|---|---|
| Alejandro M. Ballester | 59,539[3] | * |
| Robert Carrady | 5,984[4] | * |
| Richard L. Carrión | 292,487[5] | * |
| Bertil E. Chappuis | — | — |
| Betty DeVita | — | — |
| John W. Diercksen[6] | 25,503 | * |
| María Luisa Ferré | 49,833[7] | * |
| C. Kim Goodwin | 43,042 | * |
| José R. Rodríguez | — | — |
| Alejandro M. Sánchez | 3,507 | * |
| Myrna M. Soto | 3,273 | * |
| Carlos A. Unanue | 133,312[8] | * |
| Ignacio Alvarez[9] | 320,207[10] | * |
| Javier D. Ferrer | 88,864[11] | * |
| Carlos J. Vázquez[12] | 134,268[13] | * |
| Jorge J. García | 16,659 | * |
| Lidio V. Soriano | 102,149 | * |
| Manuel Chinea | 34,336[14] | * |
| All directors, nominees, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (27 persons in total) | 1,545,834 | 2.23% |

(1) For purposes of the table above, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Also, it includes shares of common stock granted under Popular's 2004 and 2020 Omnibus Incentive Plans, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Unanue, 36,657; Mr. Alvarez, 85,634; Mr. Ferrer, 27,141; Mr. Vázquez, 7,102; Mr. García, 10,741; Mr. Soriano, 16,225 and Mr. Chinea, 7,423, which represent in the aggregate 397,918 shares for all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

The table above does not include restricted stock units awarded to non-employee directors as part of their compensation since they are not deemed to be beneficially owned by the directors in accordance with Rule 13d-3 of the 1934 Act. Restricted stock units vest immediately upon their grant and are converted into an equivalent number of shares of common stock and delivered to the director, at the director's election, in a lump sum on the 15th of August following the date of termination of service as director, or in five equal annual installments on each 15th of August of the first five years following the date of termination of service as director. The following represents the restricted stock units granted to each director as of March 11, 2025 under Popular's 2004 and 2020 Omnibus Incentive Plans: Mr. Ballester, 14,077; Mr. Carrady, 22,501; Mr. Carrión, 13,692; Mr. Chappuis, 1,423; Ms. DeVita, 7,222; Mr. Diercksen, 27,675; Ms. Ferré, 14,077; Ms. Goodwin, 14,077; Mr. Rodríguez, 11,714; Ms. Soto, 19,136, and Mr. Unanue, 19,652.

(2) "*" indicates ownership of less than 1% of the outstanding shares of common stock. As of March 11, 2025, there were 69,338,987 shares of common stock outstanding.

(3) Includes 355 shares owned by Mr. Ballester's son.

(4) Includes 2,750 shares owned by Plaza Escorial Cinemas Corp. in which Mr. Carrady has an ownership interest of 62.5%.

(5) Mr. Carrión has approximately a 22.014% ownership interest in Junior Investment Corporation, a family investment vehicle, which owns 338,275 shares, of which 74,467 are included in the table as part of Mr. Carrión's holdings.

(6) On February 25, 2025, Mr. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, after having reached the mandatory director retirement age contemplated in the Corporation's Corporate Governance Guidelines.

(7) Includes 13,541 shares owned by The Luis A. Ferré Foundation, over which Ms. Ferré has indirect investment and voting power.

(8) Includes 75,731 shares held by Mr. Unanue's mother, over which Mr. Unanue disclaims beneficial ownership.

(9) On February 25, 2025, Mr. Alvarez announced his retirement as Chief Executive Officer of Popular, effective June 30, 2025.

(10) Includes 8,304 shares owned by Mr. Alvarez's son over which he disclaims beneficial ownership.

(11) Includes 1,167 shares owned by Mr. Ferrer's wife over which he disclaims beneficial ownership.

(12) On March 31, 2024, Mr. Vázquez retired as Executive Vice President and Chief Financial Officer of Popular.

(13) Reflects the shares beneficially owned by Mr. Vázquez as of March 31, 2024, the date of Mr. Vázquez retirement. Includes 468 shares held by a family member, over which Mr. Vázquez has investment authority.

(14) Includes 3,335 shares of phantom stock. Each share of phantom stock is the economic equivalent of one share of the Corporation's common stock. Shares of phantom stock are payable following the termination of employment with the Corporation.

# DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the 1934 Act requires Popular's directors and executive officers to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities. Officers and directors are required by SEC regulations to furnish Popular with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Popular or written representations that no other reports were required, Popular believes that, with respect to 2024, all filing requirements applicable to its officers and directors were satisfied.

# PRINCIPAL SHAREHOLDERS

The following table presents certain information as of December 31, 2024, with respect to any person, including any "group", as that term is used in Section 13(d)(3) of the 1934 Act, who is known by Popular to beneficially own more than five percent (5%) of its outstanding common stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership[1] | Percent of Class |
|---|---|---|
| **The Vanguard Group**[2] 100 Vanguard Blvd. Malvern, PA 19355 | 8,993,902 | 12.46% |
| **Dimensional Fund Advisors LP**[3] 6300 Bee Cave Road, Building One Austin, TX 78746 | 4,108,821 | 5.7% |
| **T. Rowe Price Associates, Inc.**[4] 100 E. Pratt Street Baltimore, MD 21202 | 3,991,708 | 5.5% |

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group reflecting its common stock holdings as of December 29, 2023. The Vanguard Group indicates that it has no sole voting power with respect to any shares of Popular's common stock, shared voting power with respect to 35,630 shares of Popular's common stock, sole dispositive power with respect to 8,881,218 shares of Popular's common stock and shared dispositive power with respect to 112,684 shares of Popular's common stock.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 9, 2024 by Dimensional Fund Advisors LP reflecting its common stock holdings as of December 29, 2023. Dimensional Fund Advisors LP indicates that it has sole voting power with respect to 4,058,602 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 4,108,821 shares of Popular's common stock and no shared dispositive power with respect to any shares of Popular's common stock.

(4) Based solely on information contained in a Schedule 13G filed with the SEC on November 14, 2024 by T. Rowe Price Associates, Inc. reflecting its common stock holdings as of September 30, 2024. T. Rowe Price Associates, Inc. indicates that it has sole voting power with respect to 3,934,207 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 3,991,702 shares of Popular's common stock and no shared dispositive power with respect to any shares of Popular's common stock.



# PROPOSALS



# Proposal 1:

## ELECTION OF DIRECTORS

Popular's Restated Certificate of Incorporation (the "Certificate of Incorporation") establishes that our Board of Directors shall be composed of such number of directors as established from time to time by the Board and approved by an absolute majority of directors, but not less than 7 nor more than 15. On February 25, 2025, Ignacio Alvarez, informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, as a result of his voluntary retirement as CEO of the Corporation effective June 30, 2025. Additionally, on February 25, 2025, John W. Diercksen informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2025 Annual Meeting of Shareholders, after having reached the mandatory director retirement age contemplated in the Corporation's Corporate Governance Guidelines. In connection with Messrs. Alvarez and Diercksen's retirement as members of the Board, the Board determined to reduce the size of the Board from 13 to 11 directors, to be effective as of the Corporation's 2025 Annual Meeting of Shareholders.

At this year's annual meeting, all nominees are currently incumbent directors. All nominees are being nominated for election to serve until the 2026 annual meeting of shareholders or until their respective successors are duly elected and qualified. The persons named as proxies have advised Popular that, unless otherwise instructed, they intend to vote at the meeting the shares covered by the proxies "FOR" the election of the 11 nominees, and that if any one or more of such nominees should become unavailable for election they intend to vote such shares "FOR" the election of such substitute nominees as the Board may propose. Popular has no knowledge that any nominee will become unavailable for election.

The Certificate of Incorporation requires that each director receive a majority of the votes cast by shareholders in person or by proxy and entitled to vote. The number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. If an incumbent director is not elected by a majority of the shares represented at the annual meeting, Puerto Rico corporation law provides that the director continues to serve on the Board as a "holdover director". Under our Amended and Restated By-Laws and our Corporate Governance Guidelines, an incumbent director who is not elected by a majority of the votes cast must tender his or her resignation to the Board. In that situation, Popular's Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take any other action. The Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision.

The 11 nominees for election as director at the 2025 Annual Meeting of Shareholders are Alejandro M. Ballester, Robert Carrady, Richard L. Carrión, Bertil E. Chappuis, Betty DeVita, María Luisa Ferré Rangel, C. Kim Goodwin, José R. Rodríguez, Alejandro M. Sánchez, Myrna M. Soto and Carlos A. Unanue. Refer to the "Nominees for Election as Directors" section of this Proxy Statement for information on each director's experience and qualifications.

**OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE TO THE BOARD**

# Proposal 2:

## ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations require a separate, nonbinding ''say on pay'' shareholder vote to approve the compensation of executives. In 2021, our shareholders voted on an advisory basis that the compensation of our executives be presented to our shareholders on an annual basis. Our Board accepted our shareholders' advisory vote and, as a result, we will ask our shareholders to provide advisory approval of the compensation of our executives on an annual basis. Our next vote on the frequency of the ''say on pay'' shareholder vote will be held no later than the 2027 annual meeting of shareholders.

The compensation paid to our NEOs and Popular's overall executive compensation policies and procedures are described in the ''Compensation Discussion and Analysis'' section and the tabular disclosure, together with the accompanying narrative disclosure, in this Proxy Statement.

This proposal gives you, as a shareholder, the opportunity to endorse or not endorse the compensation paid to Popular's NEOs through the following resolution.

**''RESOLVED, that the shareholders of Popular approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis Section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.''**

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Talent and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation policies and procedures and in connection with its future executive compensation determinations.

The approval of the advisory vote on executive compensation requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on the matter. At our annual shareholders' meeting held in May 2024, the vast majority of Popular's voting shareholders (95.59% of shares voted) expressed support for our executive compensation policies and procedures.

**OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL**

# Proposal 3:

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm of Popular for 2025. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm of BPPR since 1971 and of Popular since 1991.

The following table summarizes the fees billed to Popular by PricewaterhouseCoopers LLP for the years ended December 31, 2024 and 2023:

|  | December 31, 2024 | December 31, 2023 |
| --- | --- | --- |
| **Audit Fees** | $10,766,822 | $10,157,932 |
| **Audit-Related Fees**[a] | 1,470,466 | 1,230,268 |
| **Tax Fees**[b] | 256,787 | 864,287 |
| **All Other Fees**[c] | 267,644 | 6,650 |
| **Total** | $12,761,719 | $12,259,137 |

(a) Includes fees for assurance services such as audits of pension plans, compliance-related audits, accounting consultations and Statement on Standards for Attestation Engagements No. 18 reports.
(b) Includes fees associated with tax return compliance and tax consulting services.
(c) Includes fees for non-audit services related to accounting system pre-implementation assurance and software licensing.

The Audit Committee has established controls and procedures that require the pre-approval of all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. The Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or permissible non-audit services. Under the pre-approval controls and procedures, audit services for Popular are negotiated annually. If any additional audit services are required by Popular, a proposed engagement letter is obtained from the auditors and evaluated by the Audit Committee or the member(s) of the Audit Committee with authority to pre-approve auditor services. Any decisions to pre-approve such audit and non-audit services and fees are to be reported to the full Audit Committee at its next regular meeting. The Audit Committee has considered that the provision of the services covered by this paragraph is compatible with maintaining the independence of the independent registered public accounting firm of Popular. During 2024, fees for all services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee.

Neither Popular's Certificate of Incorporation nor its Amended and Restated By-Laws require that the shareholders ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to appoint PricewaterhouseCoopers LLP, but may nonetheless appoint such firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interest of Popular and its shareholders.

Representatives of PricewaterhouseCoopers LLP will attend the meeting and will be available to respond to any appropriate questions that may arise. They will also have the opportunity to make a statement if they so desire.

The ratification of the appointment of PricewaterhouseCoopers LLP as Popular's auditors requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter.

**OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL**





VI

# AUDIT COMMITTEE REPORT



# Audit Committee Report

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of Popular for the fiscal year ended December 31, 2024 with management and PricewaterhouseCoopers LLP, Popular's independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB"). Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. These considerations and discussions, however, do not assure that the audit of Popular's financial statements and internal control over financial reporting have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with Generally Accepted Accounting Principles ("GAAP"), that Popular's internal control over financial reporting is effective or that Popular's registered public accountants are in fact "independent."

As set forth in the Audit Committee Charter, the management of Popular is responsible for the preparation, presentation and integrity of Popular's financial statements. Furthermore, management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP is responsible for auditing Popular's financial statements, expressing an opinion as to their conformity with GAAP, and annually auditing the effectiveness of the Corporation's internal control over financial reporting.

The members of the Audit Committee are not engaged professionally in the practice of auditing or accounting and are not employees of Popular. Popular's management is responsible for its accounting, financial management and internal controls. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures to set auditor independence standards.

Based on the Audit Committee's consideration of the audited financial statements and the discussions referred to above with management and the independent registered public accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee set forth in the Charter and those discussed above, the Audit Committee recommended to the Board that Popular's audited financial statements be included in Popular's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Respectfully submitted,

The Audit Committee

> José R. Rodríguez, Chair
> Alejandro M. Ballester
> John W. Diercksen
> C. Kim Goodwin
> Alejandro M. Sánchez
> Carlos A. Unanue



# VII

# GENERAL INFORMATION ABOUT THE MEETING



# About the Meeting

## WHY AM I RECEIVING THESE MATERIALS?

You are invited to attend Popular, Inc.'s 2025 Annual Meeting of Shareholders and vote on the proposals described in this Proxy Statement because you were a Popular shareholder on March 11, 2025 (the "Record Date"). Popular is soliciting proxies for use at the annual meeting, including any postponements or adjournments.

Even if you plan on attending the annual meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the annual meeting.

## WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

The information in this Proxy Statement relates to the matters to be acted upon at the meeting, the voting process, the Board of Directors, Board committees, the compensation of directors and executive officers and other required information.

## WHEN AND WHERE IS OUR ANNUAL MEETING?

We will hold our annual meeting in person on Thursday, May 8, 2025, at 9:00 a.m., Atlantic Standard Time at the Popular Center Building, PH Floor, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico.

## CAN I ATTEND THE ANNUAL MEETING?

Only shareholders as of the close of business on the Record Date and/or their authorized representatives may attend the meeting by following the procedures set forth in this Proxy Statement.

## WHAT DOCUMENTS DO I NEED TO BE ADMITTED TO THE MEETING?

Only Popular shareholders may attend the meeting. You will need a valid photo identification, such as a driver's license or passport and proof of stock ownership as of the close of business on the Record Date. The use of mobile phones, pagers, recording or photographic equipment, tablets, or computers is not permitted.

## WHAT IS THE PURPOSE OF THE MEETING?

At the meeting, shareholders will act upon the matters outlined in the accompanying Notice of Meeting, including:

- Election of 11 directors for a one-year term;
- Approval, on an advisory basis, of the Corporation's executive compensation;
- Ratification of the appointment of Popular's independent registered public accounting firm for 2025; and
- Consideration of such other business as may be properly brought before the meeting or any adjournments thereof.

In addition, management will provide a report regarding the affairs of Popular.

## COULD OTHER MATTERS BE DECIDED AT THE MEETING?

The Board does not intend to present any matters at the meeting other than those described in the Notice of Meeting. However, if any new matter requiring the vote of the shareholders is properly presented before the meeting, proxies may be voted with respect thereto in accordance with the best judgment of proxy holders, under the discretionary power granted by shareholders to their proxies in connection with general matters. The Board at this time knows of no other matters which may come before the meeting and the Chairman of the meeting will declare out of order and disregard any matter not properly presented.

# Voting Procedure and Results

## HOW MANY VOTES DO I HAVE?

You will have one vote for every share of Popular's common stock, par value $0.01 per share, you owned as of the close of business on the Record Date.

## HOW MANY VOTES CAN ALL SHAREHOLDERS CAST?

Shareholders may cast one vote for each of Popular's 69,338,987 shares of common stock that were outstanding on the Record Date. The shares covered by any proxy that is properly executed and received before 11:59 p.m., Eastern Time, the day before the meeting will be voted. Shares may also be voted in person at the meeting.

## HOW DO I VOTE?

You can vote either in person at the meeting or by proxy.

To vote by proxy, you must either:

• vote over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card;

• vote by telephone by calling the toll-free number found on your proxy card; or

• vote by mail if you receive or request paper copies of the proxy materials, by filling out the proxy card and sending it back in the envelope provided. To avoid delays in ballot taking and counting, and in order to ensure that your proxy is voted in accordance with your wishes, compliance with the following instructions is respectfully requested: when signing a proxy as attorney, executor, administrator, trustee, guardian, authorized officer of a corporation, or on behalf of a minor, please give full title. If shares are registered in the name of more than one record holder, all record holders must sign.

If you want to vote in person at the meeting and you hold your common stock through a securities broker or nominee (i.e. in ''street name''), you must obtain a proxy from your broker or nominee and bring that proxy to the meeting.

## HOW MANY VOTES MUST BE PRESENT TO HOLD THE MEETING?

A majority of the votes that can be cast must be present either in person or by proxy to hold the meeting. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether the majority of the votes that can be cast are present. A broker non-vote occurs when a broker or other nominee does not have discretionary authority to vote on a particular matter. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., an independent third party. We urge you to vote by proxy even if you plan to attend the meeting so that we know as soon as possible that enough votes will be present for us to hold the meeting.

## CAN I VOTE IF I PARTICIPATE IN ONE OF POPULAR'S SAVING AND INVESTMENT PLANS?

Yes. Your vote will serve to instruct the trustees or independent fiduciaries how to vote your shares in the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan. Shares held under the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan may be voted by proxy properly executed and received before 11:59 p.m., Eastern Time, on May 5, 2025.

## WHAT VOTE IS REQUIRED AND HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

| Item | Vote Required | Effect of Abstentions | Effect of broker Non-votes |
|---|---|---|---|
| **Proposal 1: Election of Directors** | Majority of the votes cast | No Effect | No Effect |
| **Proposal 2: Advisory Vote to Approve Executive Compensation** | Majority of the shares present or represented by proxy | Count as a vote AGAINST | No Effect |
| **Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm** | Majority of the shares present or represented by proxy | Count as a vote AGAINST | Not Applicable |

## WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

## CAN I CHANGE MY VOTES?

Yes, you may change your vote at any time before the meeting. To do so, you may cast a new vote by telephone or over the Internet, send in a new proxy card with a later date, or send a written notice of revocation to the President or the Corporate Secretary of Popular, Inc. (751), P.O. Box 362708, San Juan, Puerto Rico 00936-2708, delivered before the proxy is exercised. If you attend the meeting and want to vote in person, you may request that your previously submitted proxy not be used.

## HOW DOES THE BOARD RECOMMEND THAT I VOTE?

| Proposals | Board Recommendation |
|---|---|
| **Proposal 1: Election of Directors** | "FOR" each nominee |
| **Proposal 2: Advisory Vote to Approve Executive Compensation** | "FOR" |
| **Proposal 3: The Ratification of Appointment of Independent Registered Public Accounting Firm** | "FOR" |

## WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 14, 2025, except in the event of an adjournment or postponement of the meeting.

# Proxy Materials

## WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF THE PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we have elected to provide access to Popular's proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to most of our shareholders. We believe this method of distribution makes the proxy distribution process more efficient, less costly and reduces our impact on the environment. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage you to take advantage of the availability of the proxy materials on the Internet.

The Notice of Internet Availability of Proxy Materials, as well as this Proxy Statement and proxy card, were first sent to shareholders on or about March 25, 2025.

## WHY DIDN'T I RECEIVE NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS?

We are providing some of our shareholders, including shareholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability of Proxy Materials. In addition, we are providing a Notice of Internet Availability of Proxy Materials by email to some shareholders, including those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an email containing a link to the website where the materials are available and a link to the proxy voting website.

## WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

You may receive more than one set of voting materials, including multiple Notices of Internet Availability of Proxy Materials or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive separate Notices of Internet Availability of Proxy Materials or proxy cards for each brokerage account in which you hold shares. You should exercise your vote in connection with each set of voting materials, as they represent different shares.

## THERE ARE SEVERAL SHAREHOLDERS IN MY ADDRESS. WHY DID WE RECEIVE ONLY ONE SET OF PROXY MATERIALS?

In accordance with a notice sent to certain street name shareholders who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2024 Annual Report, or Notice of Internet Availability of Proxy Materials, as applicable. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement and our 2024 Annual Report or Notice of Internet Availability of Proxy Materials, you may call 1-866-540-7059, or send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 and we will promptly deliver a separate copy of this Proxy Statement and our 2024 Annual Report or Notice of Internet Availability of Proxy Materials.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

## WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials include this Proxy Statement and Popular's 2024 Annual Report containing the audited financial statements for the year ended December 31, 2024, duly certified by PricewaterhouseCoopers LLP, our independent registered public accountants. The proxy materials also include the Notice of Annual Meeting of Shareholders. If you receive or request that paper copies of these materials be sent to you by mail, the materials will also include a proxy card.

## WHO WILL BEAR THE COST OF SOLICITING PROXIES FOR THE MEETING?

Proxies will be solicited by Popular on behalf of the Board. The cost of soliciting proxies for the meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or otherwise. The Board has engaged the firm of Georgeson LLC to aid in the solicitation of proxies. The cost is estimated at $15,000, plus reimbursement of reasonable out-of-pocket expenses and customary charges. Our directors, officers and employees may also solicit proxies but will not receive any additional compensation for their services. Proxies and proxy materials will also be distributed at our expense by brokers, nominees, custodians and other similar parties.

## HOW DO I INSPECT THE LIST OF SHAREHOLDERS OF RECORD?

A list of shareholders of record as of March 11, 2025 will be available for inspection by shareholders during the annual meeting.

## ELECTRONIC DELIVERY OF ANNUAL MEETING MATERIALS

You will help us protect the environment and save postage and printing expenses in future years by consenting to receive the annual report and proxy materials via the Internet. You may sign up for this service after voting on the Internet at www.proxyvote.com. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials electronically will remain in effect until you terminate it.

# Shareholder Proposals

## HOW DO I SUBMIT A SHAREHOLDER PROPOSAL TO BE INCLUDED IN THE PROXY STATEMENT FOR NEXT YEAR'S ANNUAL MEETING?

Any shareholder may submit a proposal to be included in the proxy statement for the 2026 Annual Meeting of Shareholders by sending it to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. We must receive the proposal no later than November 25, 2025. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

## HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE NEXT YEAR'S ANNUAL MEETING?

Under our Amended and Restated By-Laws, a shareholder may nominate an individual to serve as a director or bring any other business for consideration at the 2026 Annual Meeting of Shareholders. The Amended and Restated By-Laws require, among other matters, that the shareholder:

- notify us in writing between January 8, 2026 and February 7, 2026, provided that in the event that the date of the 2026 Annual Meeting of Shareholders is more than 30 days before or after the anniversary date of the 2025 Annual Meeting of Shareholders, notice by a shareholder must be delivered not earlier than the 10th day following the day on which notice is mailed or a public announcement is first made by Popular of the date of such meeting, whichever occurs first;
- provide certain information about the proposing shareholder, including the proposing shareholder's name, address, share ownership, a description about certain contractual arrangements or understandings, and specified representations;
- with respect to notice of an intent to make a director nomination, provide the name, address, and other certain information, including stock ownership information, of the proposed nominee, including a description of all arrangements and understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, providing the completed questionnaire, representation and agreement required by the Amended and Restated By-Laws and such other information regarding each proposed nominee as would be required to be included in a proxy statement pursuant to SEC rules had the nominee been nominated by our Board; and
- with respect to notice of an intent to bring up any proposed business other than a director nomination, provide a description of the matter, the text of the proposed business (including the text of the necessary resolutions for consideration), and the reasons for the shareholder or beneficial owner, if any, on whose behalf such business is being proposed, to propose such business at the meeting.

All shareholder director nominations or proposals to bring any other business before the 2026 Annual Meeting of Shareholders must satisfy and comply with all requirements set forth in our Amended and Restated By-Laws. In addition to satisfying the requirements under our Amended and Restated By-Laws, to comply with the universal proxy rules, dissident shareholders must also provide notice that sets forth the information required by Rule 14a-19(b) of the 1934 Act (including a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Corporation's shares of common stock entitled to vote on the election of directors in support of director nominees other than the Corporation's nominees) between January 8, 2026 and February 7, 2026.

The notice required for any such nomination or to bring other business for consideration must be sent to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918. Shareholders may obtain a copy of Popular's Amended and Restated By-Laws in our SEC filings or by writing to the Corporate Secretary.

The above Notice of Meeting and Proxy Statement are sent by order of the Board of Directors of Popular, Inc.

In San Juan, Puerto Rico, March 25, 2025.

Richard L. Carrión
Chairman of the Board of Popular, Inc.

José R. Coleman Tió
Corporate Secretary

You may request a copy, free of charge, of Popular's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC (without exhibits), through our website, www.popular.com, or by calling (787) 765-9800 or writing to Comptroller, Popular, Inc., P.O. Box 362708, San Juan, PR 00936-2708.

# APPENDIX A



# APPENDIX A

## POPULAR, INC., RECONCILIATION OF NON-GAAP MEASURES

### Adjusted Net Income for The Year Ended December 31, 2024 (Non-GAAP)

| (Unaudited) | | | |
| --- | --- | --- | --- |
| (In thousands) | Pre-tax | Income tax effect | Impact on net income |
| **U.S. GAAP net income** | $796,618 | $182,406 | $614,212 |
| Non-GAAP Adjustments: | | | |
| FDIC Special Assessment[1] | 14,287 | (5,234) | 9,053 |
| **Adjusted net income for incentive purposes** | **$810,905** | **$187,640** | **$623,265** |

[1] Expense recorded in the first quarter of 2024 related to the Special Assessment imposed by the Federal Deposit Insurance Corporation ("FDIC") to recover the loses in connection with the receivership of several failed banks.

### Adjusted Net Income for The Year Ended December 31, 2023 (Non-GAAP)

| (Unaudited) | | | |
| --- | --- | --- | --- |
| (In thousands) | Pre-tax | Income tax effect | Impact on net income |
| **U.S. GAAP net income** | $675,539 | $ 134,197 | $541,342 |
| Non-GAAP Adjustments: | | | |
| FDIC Special Assessment[1] | 71,435 | (26,170) | 45,265 |
| **Adjusted net income for incentive purposes** | **$746,974** | **$160,367** | **$586,607** |

[1] The FDIC imposed a special assessment to insured depository institutions to recover the losses to the deposit insurance fund in connection with the receivership of several failed banks. This special assessment was imposed to Banco Popular de Puerto Rico and Popular Bank.

### Adjusted Net Income for The Year Ended December 31, 2022 (Non-GAAP)

| (Unaudited) | | | |
| --- | --- | --- | --- |
| (In thousands) | Pre-tax | Income tax effect | Impact on net income |
| **U.S. GAAP net income** | $1,234,971 | $132,330 | $1,102,641 |
| Non-GAAP Adjustments: | | | |
| Evertec Transactions[1] | (240,411) | 13,776 | (226,635) |
| Partial Reversal of Deferred Tax Valuation Allowance[2] | | (68,236) | (68,236) |
| **Adjusted net income for incentive purposes** | **$994,560** | **$186,790** | **$807,770** |

[1] On July 1, 2022, BPPR completed the announced acquisition of certain assets from Evertec Group, LLC ("Evertec Group"), a wholly owned subsidiary of Evertec, Inc. ("Evertec") (NYSE: EVTC), to service certain BPPR channels (the "Business Acquisition Transaction"). As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). On August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec (the "Evertec Stock Sale", and collectively with the Business Acquisition Transaction, the "Evertec Transactions"). Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. The impact of the gain on the sale of Evertec shares used as consideration for the Business Acquisition Transaction in exchange for the acquired applications on July 1, 2022 and the net expense associated with the renegotiation of the MSA resulted in an after-tax gain of $97.9 million, while the Evertec Stock Sale and the related accounting adjustments resulted in an after-tax gain of $128.8 million, recorded during the third quarter of 2022, for an aggregate after-tax gain of $226.6 million.

[2] During the fourth quarter of 2022, the Corporation recorded a partial reversal of the deferred tax asset valuation allowance of the U.S. operations of $68.2 million. As of December 31, 2022, the deferred tax asset ("DTA") for the

U.S. operations, mainly related to net operating losses (''NOLs''), was valued at $278 million, net of the corresponding valuation allowance of $402 million. The additional reversal during the fourth quarter was determined based on management's expectation of the realization of additional amounts of federal and state NOLs over their remaining carryover period.

## Return on Average Tangible Common Equity (''ROATCE'')

| (In thousands) | 2022 | 2023 | 2024 | 3-yr. avg. |
|---|---|---|---|---|
| Adjusted net income (non-GAAP) | $807,770 | $586,607 | $623,265 | |
| Preferred dividends | (1,412) | (1,412) | (1,412) | |
| Adjusted net income for common stock | 806,358 | 585,195 | 621,853 | |
| Average Tangible Common Equity | 5,212,836 | 5,745,420 | 6,218,261 | |
| Adjusted ROATCE | 15.47% | 10.19% | 10.00% | 11.88% |

## Reconciliation of Tangible Common Equity (non-GAAP)

| (In thousands) | 2022 | 2023 | 2024 |
|---|---|---|---|
| Average Total Shareholders' Equity[1] | $6,009,225 | $6,600,603 | $7,053,193 |
| Less: Preferred Stock | (22,143) | (22,143) | (22,143) |
| Less: Goodwill | (757,133) | (821,567) | (804,423) |
| Less: Other Intangibles | (17,113) | (11,473) | (8,366) |
| Average Tangible Common Equity | 5,212,836 | 5,745,420 | 6,218,261 |

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transferred to held-to-maturities.



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